TREATMENT CENTERS | INSTRUMENTS | IMAGING SYSTEMS | CAD/CAM SYSTEMS


GLOBAL
NUMBER
1


2013
ANNUAL
REPORT


13003979

INNOVATING AND IMPROVING **PATIENT CARE**


CEREC
schick33
sirona

The Dental Company

sirona.

FINANCIAL HIGHLIGHTS

REVENUE

(U.S. dollars in millions)



CAGR 11%
$521
$660
$757
$713
$770
$914
$979
$1,101
FY06
FY07
FY08
FY09
FY10
FY11
FY12

RESEARCH & DEVELOPMENT

(U.S. dollars in millions)



$33
$47
$49
$41
$46
$56
$53
$60
FY06
FY07
FY08
FY09
FY10
FY11
FY12

OPERATING INCOME + AMORTIZATION

(U.S. dollars in millions)



CAGR 12%
$112
$133
$155
$157
$189
$223
$234
$253
FY06
FY07
FY08
FY09
FY10
FY11
FY12

	FY06	FY07	FY08	FY09	FY10	FY11	FY12	FY13
Operating Income	$52	$54	$64	$85	$128	$168*	$186	$213
Amortization	$54	$79	$92	$72	$61	$55	$48	$40
IPR&D Writedown	$ 6	-	-	-	-	-	-	-

* FY11 Operating Income excludes a one-time, non-cash $6.6 million compensation charge.

TOTAL EMPLOYEES

(as of September 30)



1,978
2,280
2,388
2,298
2,345
2,705
2,979
3,216
FY06
FY07
FY08
FY09
FY10
FY11
FY12

FY13 REVENUE BY SEGMENT

(U.S. dollars in millions)



10%
Instruments
34%
Imaging Systems
19%
Treatment
Centers
37%
CAD/CAM Systems

FY13 REVENUE BY REGION

(as of September 30)



31%
United States
51%
Other Markets
18%
Germany

SIRONA, the dental technology leader, develops, produces, and markets a full range of advanced treatment centers, imaging systems, handpieces, hygiene systems, and dental CAD/CAM systems. The Company draws upon global expertise from over 3,000 employees located around the world. Sirona products are widely used by dental practices, clinics, and laboratories in more than 135 countries.


IDS





REGINA HOLL-KUHNERT
Vice President, Sales
Germany, Austria and Benelux




Digitale Abfo




MEL

"During fiscal 2013 we had record sales in Germany, driven by growth across the entire Sirona product portfolio. We successfully rolled out our revolutionary Omnicam to new and current customers, held a last edition sale of our renowned M1+ Treatment Center unit and introduced a record number of new products at this year's International Dental Show in Cologne. In the second largest dental market in the world, we truly demonstrated why Sirona is the dental technology leader and proved the strength of the Sirona brand."

TO OUR SHAREHOLDERS

REFLECTING back on my first year leading Sirona, I'm proud of what we've been able to accomplish and I am extremely excited about the opportunities before us. Our top priority is to increase the value of the Company. We believe the best way to realize this goal is to take Sirona from "good to great." Sirona has all the elements necessary to deliver on that progression, and we are confident that it will benefit our shareholders. We are focused on delivering short-term financial results while at the same time building and investing for the long-term growth and profitability of the business. We believe that executing on these priorities will drive significant long-term shareholder value.

A YEAR IN REVIEW

In fiscal 2013, Sirona delivered record results, marking the third year of double-digit top line growth. Once again, Sirona significantly outpaced dental market growth, with revenues that grew 11.7% constant currency to over $1.1 billion.

Operating income, excluding step-up amortization, increased 8.4% to $253.3 million and adjusted Non-GAAP earnings per share increased 12.4% to $3.41. We are more focused than ever before on leveraging our top line growth to the bottom line which we believe will translate into maximizing shareholder returns.

We continued to strengthen our balance sheet, ending the year with a net cash position of $166.3 million. During the year, we completed our first $100 million share repurchase authorization and initiated an additional $100 million share repurchase program.

A MAJOR TRANSFORMATION IN DENTISTRY IS UNDERWAY AND THAT MEANS MORE OPPORTUNITIES FOR SIRONA

Dentistry has been around for hundreds of years, but we are in the midst of ushering in a new digital age of dentistry. As we have predicted, digital X-ray is now widely considered the gold standard of patient imaging. Still, there are many practices that have yet to adopt this safer and more cost-effective method so a significant opportunity remains ahead for Sirona.

Equally exciting is that other digital technologies, such as three dimensional X-ray and CAD/CAM, are in even earlier stages of the adoption curve. All of these technologies not only significantly improve patient care, but also make dentists better, safer and more efficient practitioners. Much like digital X-ray, we believe these technologies will become standards for best practices. It is no longer a matter of if this will occur, but rather a matter of when. Sirona has been at the forefront of this evolution and we recognize that acceleration of this adoption is a key to unlocking substantial value for Sirona and its stakeholders.

More companies than ever before are attempting to enter the burgeoning digital dentistry opportunity validating the direction in which dentistry will be practiced in the future. Sirona has defined digital dentistry from its inception and remains at a significant competitive advantage: Our commitment to research and development with the most experienced group of engineers and scientists, the most integrated technological platform and a world class sales and service infrastructure set the standard for the industry.

INNOVATION IS THE HALLMARK OF SIRONA

Sirona is known as the leader in dental technology, and we maintain our reputation by supplying the market with a steady stream of new products. Customers have come to expect Sirona to help them evolve by making dentistry more effective and productive. As a result, customers remain loyal to Sirona and become advocates for Sirona amongst their peers. Keeping this up is no easy feat, but every employee at Sirona understands that our success has been built on continuous innovation and process improvements.

To that end, at this year's International Dental Show, Sirona introduced an unprecedented number of products across all of our segments that will have an impact for years to come. If our past is any indication of the future, our new products should play a prominent role in our revenue growth for the medium and long term. In fiscal 2013, nearly fifty percent of Sirona's revenues were driven from products launched in the past three years.

As part of these introductions, Sirona unveiled its new "CAD/CAM for Everyone" suite of products and services, the first ever tiered CAD/CAM offering in the dental industry. With the introduction of multiple milling units and Apollo (our first ever digital impression only system) and our revolutionary Omnicam and Bluecam, the two best intraoral cameras on the market, Sirona continues to offer the most advanced and expansive dental CAD/CAM product line in the industry and a world class offering of services to compliment it. This new tiered offering means that dentists can evolve their practice through the use of CAD/CAM technology at a level that they are comfortable with. Sirona is a willing partner to every dentist, no matter how they choose to practice or level of entry point.

PUTTING THE CUSTOMER FIRST

Sirona understands the importance of taking care of the customer. We have used innovation, sales and service support and our extensive product portfolio to further expand our addressable


sirona

Left to right:

WALTER PETERSOHN
Executive Vice President

RAINER BERTHAN
Executive Vice President

JEFFREY T. SLOVIN
President & Chief Executive Officer

ULRICH MICHEL
Executive Vice President & Chief Financial Officer

market and continuously meet our customers' needs. Market leadership requires excellence in all facets of the business, not just delivering leading products to the market. Customer service is paramount to maintaining our reputation and is yet another way that Sirona differentiates itself from the competition. As Sirona introduces more products with new feature sets and additional services it is imperative that customers can count on Sirona to answer questions, assist with problems and aid them as they build their practices. Sirona has built a best-in-class sales and service infrastructure, using multiple partners and our own resources to insure that our customers' needs are met.

We believe in building a lifetime relationship with our customers and will work tirelessly to exceed their expectations about our products and services. Sirona has been serving the dental community for over a hundred years and has a loyal installed base that will continue to support us and help us grow. Satisfied customers will not only further integrate their offices with additional Sirona products, but also become strong references for us. Peer-to-peer networking coupled with our best-in-class sales and service infrastructure and our market leading innovations will accelerate adoption of our technologies. As penetration rates increase, demand for our products will rise further, driving sustainable growth and creating significant long-term shareholder value.

A COMMITMENT TO OPERATIONAL EXCELLENCE

In fiscal 2013, I had the privilege of being named Chief Executive Officer of Sirona. After spending fifteen years in the dental industry, and eight years with Sirona, I understand the responsibility of leading the industry's most storied franchise and the need to continuously innovate. During my first year, we posted record results, made a strong statement at the IDS and built a new state-of-the-art instrument facility. We're off to a good start but our best days are still ahead. Achievement of future success demands that we bring sound judgment and stewardship to our operations and assets. Our leadership team is strong and well suited to drive our future success.

Sirona appointed Rainer Berthan as an Executive Vice President, who will focus on operations. Walter Petersohn, our Executive Vice President of Sales, will continue leading Sirona's charge into the global dental markets. Finally, our newly appointed Executive Vice President and Chief Financial Officer, Ulrich Michel, brings a wealth of experience and a new perspective to Sirona's finance organization after years of leading an even larger global organization.

Our team is highly experienced and knows how to drive operational excellence. After years of investing in a global infrastructure, we have the opportunity to use our scale to take advantage of the benefits that go along with it. That means we can examine opportunities to optimize the supply chain and leverage our brand and marketing strategies globally. Additionally, we will invest and develop programs to maximize sales and profitability. Above all, we must continue to seek new ways to grow profitably and improve operationally.

With the team in place, we are confident that Sirona will become an even stronger and more profitable organization than it is today.

OUR MARKETS AND STRATEGIES ARE ALIGNED TO CREATE LONG-TERM SHAREHOLDER VALUE

Sirona operates in an attractive global market with favorable demographics. In developed countries, aging populations are retaining more of their natural teeth, and an increased tooth population translates into the need for more dental care. In developing markets, an increasing emphasis on oral health is creating more opportunities for Sirona. We are committed to increasing adoption, accelerating penetration rates of our digital technologies, and integrating our products and solutions. Supported by the emerging trends in digital dentistry and our continuous drive to make the Sirona brand the centerpiece of a dental office, Sirona and its shareholders are well positioned for a bright future ahead.

JEFFREY T. SLOVIN
President & Chief Executive Officer

CAD/CAM SYSTEMS

Sirona's CAD/CAM segment revenues were $409.3 million in fiscal 2013, and was Sirona's fastest growing segment with a 22.4% increase from the previous year, or up 21.6% on a constant currency basis. CAD/CAM accounts for 37% of total Company sales. Our strong CAD/CAM segment sales growth was driven by the Omnicam launch and successful trade-up programs around the world.

As the clear industry leader, Sirona took another step in advancing dentistry by introducing its "CAD/CAM for Everyone" strategy in fiscal 2013. Through the introduction of multiple new milling units and Apollo, Sirona's new digital impression only camera, Sirona can now offer multiple CAD/CAM packages at different price points to meet the needs of any and every practitioner.




SEGMENT REVENUES
$184
$208
$237
$245
$260
$307
$335
$409

Sirona's revolutionary Omnicam boosted sales in fiscal 2013, and set the new standard for intraoral cameras.

IMAGING

Revenue from Sirona's Imaging segment, that includes intraoral, panoramic 2D and 3D imaging, rose to $378.0 million. As a result, sales of imaging systems comprise 34% of Sirona's total revenue. Imaging had another strong year, up 10.0%, or up 9.5% constant currency. During the year, Imaging segment sales benefited from continued momentum in the Orthophos product line and a very successful launch of Schick 33, the most advanced intraoral sensor in dentistry.



Our Orthophos product line, the most popular in the world, has gained popularity due to its flexibility, with both 2D and 3D capabilities. In fiscal 2013, Sirona introduced High Definition mode, to further enhance the picture quality.


SEGMENT REVENUES
$133
$226
$254
$227
$253
$319
$344
$378

TREATMENT CENTERS


SEGMENT REVENUES
$130
$143
$169
$153
$162
$184
$197
$211
FY06
FY07
FY08
FY09
FY10
FY11
FY12

Sales of our Treatment Center segment increased to $210.7 million in fiscal 2013 and this category accounts for 19% of total revenue. Treatment Centers grew 6.9%, or 5.8% on a constant currency basis. Treatment Center revenues continued to outpace market growth as Sirona gained market share. The average dentist spends three quarters of his or her total time at the treatment center. As a result, this is the focal point of the dental practice and a key determinant of comfort and productivity. At Sirona, our treatment centers are designed to ensure efficient, successful treatment coupled with maximum quality and comfort.



In fiscal 2013, Sirona expanded the offering of its award-winning SINIUS treatment center by offering a new traditional style chair which was received well by the market.

INSTRUMENTS

In fiscal 2013, Sirona's Instrument sales rose 1.0% to $103.5 million (flat on a constant currency basis), with this category accounting for 10% of total revenue.

Sirona's range of high-quality handpieces are about offering choices to the practitioner. Dentists will find the perfect Sirona handpiece to meet their needs, regardless of their preferred techniques or specialized field. Our handpieces are used in cavity preparations, endodontics, periodontology, and preventive dentistry, and provide the optimum basis for the highest standard of treatment.


SEGMENT REVENUES
$72
$83
$97
$88
$94
$102
$102
$103
FY06
FY07
FY08
FY09
FY10
FY11
FY12



In 2013, Sirona introduced a number of new instruments, including quieter handpieces that will improve both the dentist and patient experience.

CONTINUOUS INNOVATION

At Sirona, continuous innovation is a core value that has helped make it the dental technology leader and one that will drive our future success. We understand that advancing dentistry requires passion, hard work and investment. Continuously innovating is not only about introducing new products, but also improving current products by making them safer, more durable and easier to use. In fiscal 2013 we introduced a record number of new innovations at the International Dental Show, a testament to our investments in research and development. Sirona also built a new instrument factory, to increase capacity, improve on our already high-quality standards and drive a more efficient and more flexible manufacturing process.



JAN SIEFERT
Vice President,
Instruments

"In fiscal 2013, Sirona built a state-of-the-art new instrument manufacturing facility to meet increasing demand for the products, and improve manufacturing and quality."



On November 11, 2013, Sirona opened its new state-of-the-art instrument manufacturing facility in Bensheim, Germany.

IDS 2013

Every other year, the dental community convenes in Cologne, Germany for the International Dental Show (IDS), the largest dental show in the world. In fiscal 2013, a record number of attendees witnessed Sirona introduce a record number of innovations at the show, and once again demonstrate why it is known as the leader in developing high-tech dental products. The IDS not only helped drive record sales in fiscal 2013, but also helped set the stage for these new products to be rolled out around the world in the years to come.



RODDY MACLEOD
Vice President,
CAD/CAM Systems

"Sirona was the star of the International Dental Show, in Cologne, that attracted 125,000 visitors from 149 countries. We introduced a record number of new products at the show, including the introduction of multiple new CAD/CAM offerings. Sirona continues to set the standard for developing innovations to advance dentistry and improve patient care."







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended September 30, 2013

or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission file number 000-22673

Sirona Dental Systems, Inc.

(Exact name of registrant as specified in charter)

Delaware	**11-3374812**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30-30 47th Avenue, Suite 500, Long Island City, New York	**11101**	**(718) 937-5765**
(Address of principal executive offices)	(Zip Code)	(Telephone No.)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	**Accelerated filer ☐**
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	**Smaller reporting company ☐**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of March 31, 2013, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $ 3,435,842,773. Such aggregate market value is computed by reference to the closing sale price of the Common Stock on such date.

As of November 18, 2013, the number of shares outstanding of the Registrant's Common Stock, par value $.01 per share, was 55,005,670.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for its 2013 annual meeting of stockholders to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year (September 30, 2013) are incorporated by reference into Part III of this report on Form 10-K.

FORWARD-LOOKING STATEMENTS

This Form 10-K Annual Report contains forward-looking statements that involve risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report regarding the Company, its financial position, products, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend," "objectives," "plans" and similar expressions, or the negatives thereof or variations thereon or comparable terminology as they relate to the Company, its products or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors, including, but not limited to, those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report and the "Risk Factors" set forth in Item 1A of this Annual Report. All forward looking statements speak only as of the date of this Annual Report and are expressly qualified in their entirely by the cautionary statements included in this report. The Company undertakes no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events other than required by law.

Table of Contents

ITEM 1. BUSINESS

Overview

Sirona Dental Systems, Inc. ("Sirona," the "Company, "we," "us," and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries and their predecessors, except as otherwise indicated or unless context otherwise requires) is the leading global manufacturer of high-quality, technologically-advanced dental equipment, and is focused on developing, manufacturing and marketing innovative solutions for dentists around the world. The Company is uniquely positioned to benefit from several trends in the global dental industry, such as technological innovation, increased use of CAD/CAM systems in restorative dentistry, the shift to digital imaging, favorable demographic trends and growing patient focus on dental health and cosmetic appearance. Sirona provides a broad range of technologically advanced products in each of its four product segments:

- Dental CAD/CAM Systems;
- Imaging Systems;
- Treatment Centers; and
- Instruments.

Sirona markets its products globally to dental practices, clinics and laboratories through an international network of distributors. The dental distributors typically supply both dental equipment and consumables, and have regular contact with the ultimate end-users. In addition, Sirona also distributes its products through its own growing sales and service infrastructure.

Sirona's revenue for the fiscal year ended September 30, 2013 was $ 1,101.5 million. Sirona sells its products globally, with the U.S. market contributing 31% of revenue, or $ 336.7 million, the German market contributing 18% of revenue, or $ 198.6 million, and the rest of the world contributing 51% of revenue, or $ 566.2 million.

History

Sirona dates back to the establishment of Reiniger, Gebbert & Schall, which introduced the first dental electrical drill in 1882. In 1925, the Company became part of Siemens & Halske Group and in 1934 launched the smallest x-ray in the world, enabling dental x-rays for the first time. In 1956, Siemens introduced Sirona as a brand for treatment centers, and in 1958 the group developed the first ball-bearing turbine for dental drills.

In 1997, funds advised by the financial sponsor, Permira, acquired the Sirona dental business from Siemens in a leveraged buy-out transaction. Following the transaction, Sirona substantially increased its international sales and intensified its focus on product innovation. In November 2003, Permira sold Sirona to the Scandinavian financial sponsor, EQT, and management in a leveraged buy-out transaction that closed on February 16, 2004. On April 30, 2005, funds managed by Madison Dearborn Partners, a private equity firm, and Sirona's management entered into an agreement to acquire Sirona in a leveraged buy-out transaction that closed on June 30, 2005.

On September 25, 2005, Schick Technologies, Inc. ("Schick") entered into an Exchange Agreement with Sirona Holdings Luxco S.C.A. ("Luxco") and Sirona Holding GmbH ("Sirona Holding") providing for the issuance of 36,972,480 shares of Schick common stock to Luxco in exchange for Luxco's entire economic interest in Sirona Holding, which consisted of all of the issued and outstanding share capital of Sirona Holding and the existing indebtedness of Sirona Holding owed to Luxco in the principal amount of Euro 151.0 million ($182 million) plus accrued interest (the "Exchange"). On June 20, 2006, the Exchange closed and Schick, a Delaware corporation formed in 1997, was renamed Sirona Dental Systems, Inc. Although Sirona Holding became a subsidiary of Schick upon the completion of the Exchange, Sirona Holding was deemed the acquiring corporation for accounting purposes because Luxco received a controlling ownership interest in the Company,

Sirona Holding's designees constituted a majority of the members of the Company's board of directors and Sirona Holding's senior management represented a majority of the senior management of the Company. In May 2011, Luxco sold all of its remaining shares of Sirona common stock pursuant to an underwritten follow-on public offering.

Our common stock is currently traded publicly on the NASDAQ Global Select Market under the trading symbol "SIRO".

Industry/Products

Overview

The global dental market encompasses the diagnosis, treatment and prevention of disease and ailments of the teeth, gums and supporting bone. This market has enjoyed steady growth, driven by a number of factors, including an increased desire for aesthetics, a demographic shift towards an aging population coupled with a desire to retain tooth structure later in life, growth in disposable income, a desire for more convenience on the part of both dentists and patients, a shift towards private pay, a greater need for dental preventative care and technological innovation.

The global dental market has benefited from technological developments, which increase productivity for the dentist. This is particularly important in markets facing increased demand for dental services with little or no increase in the number of dentists servicing those markets. In addition, technological developments allow dentists to offer higher quality treatment to patients. We believe that the high-tech end of the dental market is growing at a faster pace than the overall dental market and that this trend will continue over time.

Recent technological advancements in the dental equipment industry include 3D radiography, digital radiography, CAD/CAM technology, and intra oral cameras.

Sirona serves the high-tech dental equipment and technology market for dental practitioners and laboratories. We are the only manufacturing company that can fully outfit a dental practitioner's office with dental equipment, including treatment centers, imaging systems, dental CAD/CAM systems, and instruments. Our products represent important investments by dental practitioners, and some of these products can have a life span of 10-20 years (shorter for instruments and software), depending on the nature and quality of the product.

Products

Our principal products can be generally classified into the following segments: Dental CAD/CAM Systems, Imaging Systems, Treatment Centers and Instruments.

A brief description of each of our segments follows. See Note 23 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years, and assets by segment, at September 30, 2013 and 2012.

Dental CAD / CAM Systems

Dental CAD/CAM Systems address the worldwide market for dental restorations, which includes several types of restorations, such as inlays, onlays, veneers, crowns, bridges, copings and bridge frameworks made from ceramic, metal or composite blocks. The global market for dental restorations can be divided into two sub-segments: in-mouth fillings and out-of-mouth pre-shaped restorations. CAD/CAM-produced ceramic restorations represent a growing portion of the out-of-mouth restoration market and the number of out-of-mouth restorations prepared with CAD/CAM systems has increased substantially over the past few years. At the same time, the number of dental practitioners and dental laboratories using CAD/CAM technology has increased. Sirona estimates that as of the end of fiscal year 2013, the market penetration for in-office CAD/CAM systems in the United States had grown to approximately 14% and increased to approximately 15% in Germany.

Sirona pioneered the application of high-tech CAD/CAM techniques to the traditional lab-based restoration process with the commercialization of the CEramic REConstruction, or CEREC, method. Sirona's CEREC system is an in-office application that enables dentists to produce high quality restorations from ceramic material and insert them into the patient's mouth during a single appointment. CEREC has a number of advantages compared to the traditional out-of-mouth pre-shaped restoration method, as CEREC does not require a physical model, restorations can be created in the dentist's office and the procedure can be completed in a single visit. The CEREC system consists of an imaging unit and a milling unit. The imaging unit scans the damaged area, captures the image of the tooth or teeth requiring restoration and proposes the specifications for the restoration. The milling unit then mills the ceramic restoration to the required specifications based upon the captured image and the dentist's design specifications. The result is a biocompatible, non-metallic, natural-looking restoration made of durable, high-quality ceramic materials completed in a single treatment session. Independent studies indicate that CEREC ceramic restorations are as durable as gold and can replace conventional restoration materials for most procedures. In addition, CEREC restorations are aesthetically pleasing and have the benefit of a natural-looking appearance.

In fiscal year 2003, Sirona launched CEREC 3D software, an important development that allowed the dentist to view the onscreen restoration area in three dimensions. Since then, Sirona's CAD CAM portfolio has been continuously updated. In fiscal year 2007, Sirona launched the MC XL next generation milling unit. The MC XL produces high quality, precisely fitted restorations in about half the time that the older CEREC milling units required. Fiscal year 2007 also saw the introduction of Sirona's Biogeneric software which virtually automated the design portion of the CAD/CAM process for inlays and onlays. This software was further enhanced in 2010, with the introduction of Version 3.8, which has the ability to create crowns and bridges. In January 2009, Sirona launched a new CEREC camera, based on the Company's proprietary Bluecam technology, which was faster, more accurate, and improved the workflow for practitioners. In fiscal year 2010, Sirona introduced the CEREC AC Connect stand-alone digital impression unit. CEREC AC Connect allows dental professionals to scan digital impressions and then send them to the inLab® dental laboratory of their choice. In 2011, Sirona introduced CEREC 4.0 software, an entirely redesigned software that gives CEREC users enhanced capabilities and speeds up the restoration process. In addition, CEREC 4.0 enables dentists to design and manufacture multiple restorations simultaneously, further enhancing productivity and profitability. In August 2012, Sirona launched its new CEREC Omnicam camera, which allows dentists to generate precise whole-arch scans in the shortest possible time. Three features of the CEREC Omnicam are particularly notable: video streaming, digitization of jaw structures in their natural color, and powderless scanning of tooth surfaces. This introduction further strengthens Sirona's leadership position in the dental CAD/CAM market. In March 2013, Sirona launched updated and expanded CEREC 4.2 software, further differentiated its CAD/CAM milling product line with the units MC X and MC XL Premium, and introduced the Apollo DI digital imaging system. These introductions expanded our portfolio and enable Sirona to offer "CAD/CAM for Everyone", an approach which seeks to address the various needs of the widest possible range of dentists.

Sirona offers a service contract on its CEREC product, which includes software updates and upgrades and maintenance on software-related hardware.

In addition to CEREC, Sirona also offers CAD/CAM products for dental laboratories, including the inLab restoration fabrication system and the extra-oral inEos scanner. These products are designed to improve efficiency and reduce costs for the dental lab. The inLab system scans the models received from the dentists and then mills ceramic or composite block restorations, such as crown copings and bridge frameworks to the specifications of the captured image. In fiscal year 2007, Sirona launched its next generation inLab milling unit, the inLab MC XL. An enhanced version was launched in March 2013. The inLab MC XL milling and grinding unit opens up a broad range of production options for the dental laboratory. Milling performance and precision have been greatly enhanced, and a switch from grinding to milling can be accomplished in just a few, simple steps.

The inEos scanner, which was initially launched in 2005, is a high speed extra-oral scanner which produces 3D digital images from a single tooth up to a jaw, directly from the plaster model. In fiscal years 2010 and 2013, the successor models inEos Blue and inEos X5, respectively, were brought to market. inEos Blue is based on the Bluecam technology, is easy to use, fast, precise, flexible, and its auto capture function allows for substantial time savings. The 5-axis in Eos X5 is unrivaled in precision and has flexible handling, quick scanning times, and a comprehensive application spectrum for all digitization tasks. In March 2012, Sirona introduced the inLab 4.0 software, which offers an extended spectrum of clinical applications. New design tools facilitate a customized and direct workflow. The completely revised platform provides a secure basis for integrating future applications. In March 2013, further applications, such as smart design with virtual articulation, smile design, and other features, were added with the launch of inLab4.2.

In fiscal year 2004, Sirona started its central restoration service business in Germany and expanded the service to the United States in fiscal year 2006. The central restoration service allows dental labs to scan a plaster model received from the dentist and then transmit the digital image directly to Sirona via the internet. A restoration is then created at Sirona's central manufacturing site, with the final product shipped directly back to the lab.

In fiscal year 2008, we expanded our CEREC offering with the introduction of Sirona Connect. Sirona Connect is a web-based service that facilitates the electronic transmission of digital impressions acquired with a CEREC acquisition unit to inLab laboratories. Laboratories can use the digital impression to create final restorations. This process eliminates the need to take physical impressions, resulting in increased accuracy, less reworking of restorations and productivity savings.

The Dental CAD/CAM Systems segment contributed 37%, 34% and 34% to Sirona's revenue for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Imaging Systems

Imaging Systems comprise a broad range of systems for diagnostic imaging in the dental practice. Sirona has developed a comprehensive range of imaging systems for 2D or 3D, panoramic and intra-oral applications that allow the dentist to accommodate the patient in a more efficient manner.

Intra-oral x-ray systems use image-capture sensor devices, which are inserted into the mouth behind the diagnostic area, and typically take images of one or two teeth. Panoramic x-ray systems produce images of the entire jaw structure by means of an x-ray tube and an image capture device, which rotates around the head.

In 2004, Sirona introduced its next generation of 2D digital panoramic x-ray systems, the Orthophos XG line. Since 2011, the flagship model has been the Orthophos XG 3DReady, which provides dental practitioners with a wide variety of diagnostic possibilities and is upgradeable to a 3D unit. Other models of the family include the Orthophos XG 5 and the basic model Orthophos XG 3.

As a result of the Exchange in 2006, we expanded our imaging system product line to include Schick's intraoral sensor portfolio based on CMOS technology.

In fiscal year 2007, Sirona introduced its GALILEOS Comfort 3-D imaging unit. Today, three-dimensional imaging is offering dentists advanced diagnostic and therapeutic options in the fields of surgery, implantology, prosthetics, orthodontics, and restorative dentistry. The Company believes GALILEOS integrates these capabilities efficiently into dental practices. In July 2008 and March 2013, Sirona launched GALILEOS Compact and GALILEOS Compact plus, respectively, which are specifically tailored to meet the needs of the general practitioner.

In fiscal year 2009, Sirona introduced software that facilitates the integration of 3D X-ray volume (bone level data) with a CEREC AC CAD/CAM scan (surface level information). This software allows the practitioner to plan both the implant surgery and the prosthetic at the start of the implant treatment session. This integrated process reduces the number of treatment sessions, results in greater accuracy and superior implant alignment. With this new software, the dental practitioner can now place more focus on the desired aesthetic outcome throughout the entire treatment process.

In fiscal year 2011, Sirona launched the Orthophos XG 3D imaging unit. This system gives the practitioner traditional 2D panoramic imaging capability and the ability to scan and view a large, eight by eight centimeter 3D field of view (a scan big enough to capture the entire jaw). Orthophos XG 3D is also available with cephalometric options, orthodontic, implant and other specialty programs.

In August 2012, Sirona launched the next generation of intraoral digital radiography—the Schick 33 sensor and image management system. Schick 33 is the most advanced sensor in dentistry, delivering an unparalleled combination of high-resolution images and dynamic image management.

The Imaging Systems segment contributed 34%, 35% and 35% to Sirona's revenue for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Treatment Centers

Treatment Centers comprise a broad range of products from basic dentist chairs to sophisticated chair-based units with integrated diagnostic, hygiene and ergonomic functionalities, as well as specialist centers used in preventative treatment and for training purposes. Sirona offers specifically configured products to meet the preferences of dentists within each region in which it operates. Sirona's treatment center configurations and system integration are designed to enhance productivity by creating a seamless workflow within the dental practice. Sirona's centers therefore allow the dentist to both improve productivity and increase patient satisfaction, significant factors in adding value to his or her practice. In October 2004, Sirona acquired one of the leading Chinese manufacturers of basic treatment centers, located in South China. This facility manufactures basic products for both the domestic Chinese market and export markets.

In July 2008, Sirona launched its TENEO Treatment Center, which combines industry-leading technology with a timeless design that provides both patient and dentist with the ultimate in convenience and comfort. In March 2011, Sirona introduced SINIUS, a comfort class treatment center, which enables the dentist to maximize time and flexibility of their practice. SINIUS is fully networked and is easily integrated into any dental practice.

The Treatment Centers segment contributed 19%, 20% and 20% to Sirona's revenue for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Instruments

Sirona offers a wide range of instruments, including handheld and power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis, which are regularly updated and improved. The instruments are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for instrument preparation. Sirona's instruments are often sold as packages in combination with treatment centers. During the last several years, Sirona introduced a variety of new products, including SIROLaser, a compact diode laser; SIROEndo, a root canal preparation unit; SIROPure, oil-free, power-driven handpieces; SIROBoost, a high performance turbine line that features 22 watts of power and a high torque level, allowing faster, more efficient and comfortable operation; and SIROInspect, a handpiece for the safe and secure monitoring of cavities.

Sirona intends to continue to strengthen the position of its Instruments segment as a diversified supplier of high-quality, reliable, user-friendly and cost-efficient dental instruments.

The Instruments segment contributed 9%, 11% and 11% to Sirona's revenue for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Manufacturing and Suppliers

Our main manufacturing and assembly activities are located in Bensheim, approximately 60 kilometers south of Frankfurt am Main, Germany. We also operate smaller manufacturing sites in New York, Italy, Denmark and China. All of our facilities are in good condition.

All of our manufacturing facilities have established and maintain a Quality Management System that is registered to ISO 9001:2000 and ISO 13485:2003. Our New York and Bensheim facilities also maintain a Device Establishment Registration with the United States Food and Drug Administration.

Manufacturing consists primarily of assembly, systems integration and testing. We generally outsource manufacturing of parts and components used in the assembly of our products but own the design and tools used by our key component suppliers. We do, however, manufacture most of the precision parts used for our instruments.

We purchase various components for our products from a number of outside suppliers. We currently have established relationships with approximately 1,550 suppliers, of which we view approximately 210 as "key suppliers." Each supplier is selected according to stringent quality criteria, which are reviewed regularly. We do not believe we are dependent on one or a small group of suppliers and believe we could locate alternative suppliers if needed. For reasons of quality assurance or cost effectiveness, the Company relies on single sources for certain purchased components, e.g. sensors, which we use in our imaging segment. We work closely with our suppliers to help ensure continuity of supply while maintaining high quality and reliability. We have agreements in place and use a number of techniques, including security or consignment stock commitments, to address potential disruptions of the supply chain. We also own any custom tooling used in manufacturing these components. The Company has not experienced any significant difficulty in the past in obtaining the materials necessary to meet its production schedule. However, the need to replace one of our single source suppliers could cause a disruption in our ability to timely deliver certain of our products or increase costs. See Item 1A Risk Factors—"We are dependent upon a limited number of suppliers for critical components. If these suppliers delay or discontinue the manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products."

Sales and Marketing

Our sales and marketing efforts are directed through regional managers who oversee our sales professionals. These professionals work closely with our distribution partners to maximize the efficiency and productivity of their sales efforts. Our marketing initiatives are focused on highlighting Sirona's leading role as a high-tech systems provider and industry innovator. In order to promote our brand and increase client loyalty, our distribution partners are supported through wide ranging advertising activities. In addition, we have been a key presenter at all major dental exhibitions, which are critical forums for raising brand awareness and new product introductions. Lastly, our product information is actively made available to business publications, dentists, journals, professional organizations and dental schools, our website (www.sirona.com), and social media offerings (Facebook, Twitter, Sirona Blog, etc.) are important interactive platforms for end-users as well as for distributors.

Distribution

Sirona distributes its products globally to dental practices, clinics and laboratories through an international network of more than 480 distributors and increasingly through our own sales and service infrastructure. See Note 23 to our consolidated financial statements for a description of our net sales and long-lived assets by geographic region for the last three fiscal years. Because distributors typically cover both dental equipment and consumables, they have regular contact with the dentist and are therefore optimally positioned to identify new equipment sale opportunities. Sirona's primary distributors are Patterson Companies and Henry Schein, two of the world's largest dental distributors. In the United States, Patterson is Sirona's primary distributor. Outside of the United States, Henry Schein is the company's largest distributor. Patterson Companies and Henry Schein accounted for 33% and 14%, respectively, of Sirona's worldwide revenue for the fiscal year ended September 30, 2013. Sirona distributes elsewhere through a well-developed network of independent regional distributors. Sirona works closely with its distributors by training their technicians and sales representatives with respect to its products. With over 10,000 sales and service professionals trained each year, Sirona seeks to ensure high standards of quality in after-sale service and the best marketing of its products. The success of Sirona's products is evidenced by their importance to its distribution partners, and in many cases are among their best-selling offerings. The Company continues to expand its sales and service infrastructure in selected countries around the world. These investments allow us to support our distributors' selling efforts and strengthen the Sirona brand in these key markets. These investments, and the subsequent expansion of our infrastructure, have enabled Sirona to grow revenues and profitability at a faster rate.

On April 27, 1998, Sirona and Patterson Companies entered into an exclusive distribution agreement (the "CAD/CAM Distribution Agreement") pursuant to which Patterson was appointed as the exclusive distributor of

Sirona's CEREC CAD/CAM products within the United States and Canada. Under the terms of the CAD/CAM Distribution Agreement, Patterson's exclusivity was to terminate on September 30, 2007. On June 30, 2005, Sirona and Patterson entered into an amendment of the CAD/CAM Distribution Agreement which extended Patterson's exclusivity from October 1, 2007 through September 30, 2017. As consideration for the extension of its exclusivity, Patterson agreed to make a one-time payment to Sirona in the amount of $100 million (the "Exclusivity Fee"). In July 2005, Patterson paid the Exclusivity Fee, in its entirety, to Sirona. The full amount of the Exclusivity Fee was recorded as deferred income and has been recognized on a straight-line basis since October 1, 2007. The extension did not modify or alter the underlying provisions of the companies' agreement through 2007, including the performance criteria necessary to maintain the exclusivity. The performance criteria are benchmark thresholds which afford Sirona the opportunity to abandon the exclusivity or to terminate the agreement with Patterson, but do not create minimum purchase obligations under a take-or-pay arrangement. The CAD/CAM Distribution Agreement was amended in May 2011 to revise the parameters for inLab sales in the United States and Canada.

In April 2000, Schick and Patterson entered into an exclusive distribution agreement (the "Schick Distribution Agreement") covering the United States and Canada; and as of May 1, 2000, Schick began marketing and selling its CDR dental products in the United States and Canada through Patterson. This contract was amended in July 2005, March 2007, and May 2010 and expired on December 31, 2012.

In May 2012, the Company and Patterson amended and restated the terms of their business relationship set forth in CAD/CAM Distribution Agreement and the Schick Distribution Agreement with respect to distribution of certain products throughout the United States and in October 2013 entered into new distribution agreements covering Canada. The amendment and restatement of both the CAD/CAM Distribution Agreement and Schick Distribution Agreement addressed issues related to pricing, termination and annual minimum purchase quotas, and provided growth targets which, if achieved, extend the companies' exclusivity period.

Sirona executes separate contracts with Henry Schein for each product group in each of the various jurisdictions in which Henry Schein distributes its products. The contracts governing most of the products distributed through Henry Schein are non-exclusive. Each of the contracts provides for minimum annual purchases, which are set annually. The contracts have terms of up to five years. Either party is entitled to terminate any of the contracts upon six months' notice but generally not before the third anniversary of the contract. Sirona may terminate a contract upon 30 days' notice in case of Henry Schein's default under the terms of the contract.

Competition

Competition in the global dental market is fragmented by both geography and products. We compete with a variety of companies, including large international companies as well as smaller companies that compete regionally or on a narrower product line. Sirona competes on the basis of its comprehensive and innovative product line and its global distribution network.

Research and Development

Sirona commits significant resources to research and development, with a particular focus on developing products that offer new diagnostic and treatment options, while increasing comfort for both users and patients and streamlining process efficiency. Sirona incurred approximately $60 million, $53 million and $56 million for research and development expenses in the fiscal years ended September 30, 2013, 2012 and 2011, respectively, which represented 5-6% of Sirona's total revenue in each year. Sirona employs 286 professionals in its global research and development departments. Sirona also cooperates in its research efforts with partners in research facilities and dental practices around the world. In fiscal year 2011, Sirona opened the Center of Innovation in Bensheim, Germany. The Center underscores Sirona's ongoing commitment to innovation in dentistry. Housing the majority of research and development professionals under one roof will ensure the Company maximum collaboration, creativity, technological advancement, and idea sharing.

Patents, Trade Secrets and Proprietary Rights

We seek to protect our intellectual property through a combination of patent, trademark and trade secret protection. We believe that our future success will depend in part on our ability to obtain and enforce patents for our products and processes, preserve our trade secrets and operate without infringing the proprietary rights of others.

Patents

We have an active corporate patent program, the goal of which is to secure patent protection for our technology. Sirona owns and/or maintains approximately 860 patents and patent applications throughout the world. The patents expire at various dates through 2030. We also license or sublicense some of the technology used in our products from third parties.

Trademarks

We generally attempt to build brand awareness of our products through the use of trademark registrations. "Sirona," "CEREC," "Orthophos," "Heliodent," "inLab," "CDR," and "Schick" are some of our key registered trademarks. In addition, we have common law trademark rights in several other names we use commercially in connection with our products.

Trade Secrets

In addition to patent protection, we own trade secrets and proprietary know-how, which we seek to protect through agreements with employees and other appropriate individuals. These agreements generally allow assignment of confidential information developed by or made known to the individual by the Company during the course of the individual's relationship with the Company as confidential and not to be disclosed to third parties, except in specific limited circumstances. The agreements also generally assign to the Company all inventions conceived by the individual in the course of rendering services to the Company. However, there can be no assurance that the Company will be successful in enforcing this policy in each case, that the Company would have adequate remedies available for any breach or that the Company's trade secrets will not otherwise become known to, or independently developed by, its competitors.

Regulation

Medical Devices

Most of our products require certain forms of regulatory clearance, including, but not limited to, marketing clearance by the United States Food and Drug Administration (the "FDA") in accordance with the Federal Food, Drug and Cosmetic Act, as amended (the "FD&C Act") and by our Notified Body in accordance with the European Union's Medical Device Directive 93/42/EEC ("MDD").

The FDA and MDD review process typically requires extended proceedings pertaining to product safety and efficacy. We believe that our future success will depend to a large degree upon commercial sales of improved versions of our current products and sales of new products; we will not be able to market such products in the U.S. or in the European Union without FDA or MDD clearance, respectively. There can be no assurance that any products developed by us in the future will be granted clearance by applicable regulatory authorities or that additional regulations will not be adopted or current regulations amended in such a manner as to adversely affect us.

Pursuant to the FD&C Act, the FDA regulates the introduction, manufacture, advertising, labeling, packaging, marketing and distribution of, and record-keeping for, dental devices. The FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. The Company's products are classified by the FDA into Class I or II that renders them subject only to general controls that apply to all medical devices, in particular regulations regarding alteration, misbranding, notification, record-keeping and good manufacturing practices.

The FD&C Act further provides that, unless exempted by regulation, medical devices may not be commercially distributed in the U.S. unless they have been cleared by the FDA. There are two review procedures by which medical devices can receive such clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer submits to the FDA a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and that it is as safe and effective as a legally marketed device, and does not raise different questions of safety and effectiveness than does a legally marketed device). Certain Class I devices are exempt from the 510(k) pre-market notification requirement and manufacturers of such products may proceed to market without any submission to the FDA. In some cases, the 510(k) notification must include data from human clinical studies.

Marketing in the U.S. may commence once the FDA issues a clearance letter finding such substantial equivalence. According to FDA regulations, the agency has 90 days in which to respond to a Class I or II 510(k) notification. There can be no assurance, however, that the FDA will provide a timely response, or that it will reach a finding of substantial equivalence.

If a product does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device), the FDA must approve a Pre-Market Approval ("PMA") application before marketing can begin. PMA applications must demonstrate, among other things, that the medical device is safe and effective. A PMA application is typically a complex submission that includes the results of clinical studies. Preparation of such an application is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review process may be lengthy and include requests for additional data. By statute and regulation, the FDA may take 180 days to review a PMA application, although such time may be extended. Furthermore, there can be no assurance that the FDA will approve a PMA application.

The products that we distribute in the European Union bear the "CE Mark," a European Union symbol of compliance with the MDD. In order to market our products in the member countries of the European Union, it is necessary that those products conform to the requirements of the MDD. Our Bensheim facility which is engaged in the manufacturing of Class IIa and Class IIb medical devices as defined by the MDD is ISO 13485 certified. It is also necessary that our products comply with any revisions which may be made to these standards or the MDD.

Medical devices are subject to ongoing regulatory oversight by the FDA and a Notified Body. The FD&C Act requires that all medical device manufacturers and distributors register annually with the FDA and submit a list of those medical devices which they distribute commercially. The MDD requires that Class IIa devices or higher bear a CE mark with a Notified Body Number. The FD&C Act and the MDD also requires that all manufacturers of medical devices comply with labeling requirements and manufacture their products and maintain their documents in a prescribed manner with respect to manufacturing, testing, and quality control activities. The FDA's Medical Device Reporting regulation and the MDD subject medical devices to post-market reporting requirements for death or serious injury, and for certain malfunctions that would be likely to cause or contribute to a death or serious injury if malfunction were to recur. In addition, the FDA and the MDD prohibit a device which has received marketing clearance from being marketed for applications for which marketing clearance has not been obtained. Furthermore, the FDA generally requires that medical devices not cleared for marketing in the U.S. receive FDA marketing clearance before they are exported, unless an export certification has been granted. The FDA and the ISO Notified Bodies regularly inspect our registered and/or certified facilities.

Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory clearance of our products. Delays in receipt of clearance, failure to receive clearance or the loss of previously received clearance would have a material adverse effect on our business, financial condition and results of operations.

Environmental, Health and Safety Matters

In addition to the laws and regulations discussed above, we are subject to government regulations applicable to all businesses, including, among others, regulations related to occupational health and safety, workers' benefits and environmental protection. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of September 30, 2013, the Company had 3,216 employees. The Company believes that its relations with its employees are good. No Company employees are represented by labor unions or are subject to a collective bargaining agreement in the United States. Approximately 30% of our German employees are members of the IG Metall union. We have not experienced any work stoppages due to labor disputes.

Executive Officers

See Part III, Item 10 of this 10-K Report for information about Executive Officers of the Company.

Available Information

Information about the Company's products and services, stockholder information, press releases, and filings with the Securities and Exchange Commission ("SEC") can be found on the Company's website at www.sirona.com. The information contained on our website is for informational purposes only and is not incorporated by reference into this report. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings, and any amendments to such reports and filings, are available free of charge in the Investor Relations section of the Company's website as soon as reasonably practical after the Company's material is filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and the consolidated financial statements and related notes incorporated by reference in this report.

Our businesses routinely encounter and address risks, some of which will cause our future results to be different—sometimes materially different—than we anticipate. Discussion about the material operational risks that our businesses encounter can be found in our MD&A, in the business descriptions in Item 1 of this report and in previous SEC filings. Below, we have described our present view of the material risks facing our business.

Risks Related to Our Business

We must develop new products and enhancements to existing products to remain competitive.

We are currently developing new products and enhancements to existing products. We cannot assure you that we will initiate, continue with and/or succeed in our efforts to develop or enhance such products. There can be no assurance that any new products will be developed by us, or if developed, will be approved by, or receive marketing clearance from, applicable domestic and/or international governmental or regulatory authorities. It is expected that we will file 510(k) applications with the Food and Drug Administration, or FDA, and similar filings with governmental authorities in other countries in connection with our future products and certain of our future product enhancements. There can be no assurance that we will file applications for or obtain regulatory approval from the FDA, either in the form of a pre-market clearance or a 510(k) clearance, for any of our future products, or that in order to obtain FDA clearance, we will not be required to submit additional data or meet additional FDA requirements that may substantially delay the application process and result in substantial additional expense. In addition, such pre-marketing clearance, if obtained, may be subject to conditions on marketing or manufacturing which could impede our ability to manufacture and/or market our products. If we are unable to develop, obtain regulatory approval for and market new products and enhancements to existing products, our business and results of operations could be harmed.

If we cannot obtain or maintain approval from government agencies, we will not be able to sell our products.

We must obtain certain approvals by, and marketing clearances from, governmental authorities, including the FDA and similar health authorities in foreign countries to market and sell our products in those countries. These regulatory agencies regulate the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of medical devices. The FDA enforces additional regulations regarding the safety of X-ray emitting devices. Our products are currently regulated by such authorities and certain of our new products will require approval by, or marketing clearance from, various governmental authorities, including the FDA. Various states also impose similar regulations.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval, or PMA, may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authority will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect us. The FDA also oversees the content of advertising and marketing materials relating to medical devices which have received FDA clearance. Failure to comply with the FDA's advertising guidelines may result in the imposition of penalties.

We are also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our business.

Similar to the FDA review process, the EU review process typically requires extended proceedings pertaining to the safety and efficacy of new products. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming and may delay or prevent a product's entry into the marketplace.

Our business may be negatively affected if we do not continue to adapt to rapid technological change, evolving industry standards and new product introductions.

The market for our products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Our products require significant planning, design, development and testing which requires significant capital commitments and investment by us. There can be no assurance that our products or proprietary technologies will not become noncompetitive or obsolete as a result of technological change, evolving industry standards or new product introductions or that we will be able to generate any economic return on our investment in product development. If our products or technologies become noncompetitive or obsolete, our business could be negatively affected.

Our profitability may be negatively impacted by adverse general macroeconomic conditions in the geographic markets in which we sell our products.

Our profitability depends in part on the varying economic and other conditions of the global dental market, which in turn is impacted by general macroeconomic conditions in the geographic markets in which we sell our products. Growth in the global dental market over the past few years has been driven by a number of factors, including a growth in disposable income, a shift towards private pay, a greater need for dental preventative care and an increased emphasis on aesthetics. Demand for our products would be negatively impacted by a decline in the economy in general, including interest rate and tax changes, that impact the financial strength of our customers, as well as by changes in the economy in general that reduce disposable income among dental consumers in the markets we sell our products, which would in turn reduce the demand for preventative and aesthetic dental services.

The recent disruptions in the overall world economy and financial markets could reduce disposable income among dental consumers and negatively affect the demand for dental services, which could be harmful to our financial position and results of operations. Furthermore, there can be no assurances that government responses to the disruptions in the financial markets will stabilize the markets or increase liquidity and the availability of credit for our customers. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable. As a result, our business, results of operations or financial condition could be materially adversely affected.

We are dependent upon a limited number of distributors for a significant portion of our revenue, and loss of these key distributors could result in a loss of a significant amount of our revenue.

Historically, a substantial portion of our revenue has come from a limited number of distributors. For example, Patterson Dental Company, Inc. accounted for 33% of revenue for the fiscal year ended September 30, 2013. In addition, 14% of our revenue for the fiscal year ended September 30, 2013, was attributable to sales to Henry Schein, Inc. It is anticipated that Patterson and Henry Schein will continue to be the largest contributors to our revenue for the foreseeable future. There can be no assurance that Patterson and Henry Schein will purchase any specified minimum quantity of products from us or that they will continue to purchase any products at all. If Patterson or Henry Schein ceases to purchase a significant volume of products from us, it could have a material adverse effect on our results of operations and financial condition.

Competition in the markets for our products is intense, and we may not be able to compete effectively.

Competition relating to our current products is intense and includes various companies, both within and outside of the United States. We anticipate that competition for our future products will also be intense and include various companies, both within and outside of the United States, Asia and Europe. Our competitors and potential competitors include large companies with substantially greater financial, sales and marketing, and technical resources, larger and more experienced research and development staffs, more extensive physical facilities and substantially greater experience in obtaining regulatory approvals and in marketing products than we have. In addition, we cannot assure you that our competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those being developed by us or that would otherwise render our existing and new technology and products obsolete or noncompetitive. We may not be able to compete successfully and may lose market share to our competitors.

Our failure to obtain issued patents and, consequently, to protect our proprietary technology could hurt our competitive position.

Our success will depend in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and in other countries. Risks and uncertainties that we face with respect to our patents and patent applications include the following:

- the pending patent applications that we have filed, or to which we have exclusive rights, may not result in issued patents or may take longer than we expect to result in issued patents;
- the allowed claims of any patents that issue may not provide meaningful protection;
- we may be unable to develop additional proprietary technologies that are patentable;
- the patents licensed or issued to us may not provide a competitive advantage;
- other companies may challenge patents licensed or issued to us;
- disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and our respective licensors; and
- other companies may design around the technologies patented by us.

Our revenue and operating results are likely to fluctuate.

Our quarterly and annual operating results have varied in the past, and our operating results are likely to continue to fluctuate in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

- the timing of new product introductions by us and our competitors;
- timing of industry tradeshows, particularly the International Dental Show;
- changes in relationships with distributors;
- the timing of operational decisions by distributors and end users;
- developments in government reimbursement policies;
- changes in product mix;
- our ability to supply products to meet customer demand;
- fluctuations in manufacturing costs;
- tax incentives;

- currency fluctuations; and
- general economic conditions, as well as those specific to the healthcare industry and related industries.

Our financial results may be adversely affected by fluctuations in foreign currency exchange rates.

We are exposed to currency exchange risk with respect to the U.S. Dollar in relation to the Euro, because a large portion of our revenue and expenses are denominated in Euros. In addition, we have an increasing portion of revenue and expenses denominated in other foreign currencies, e.g. Yen, Australian Dollar, Brazilian Real, and Yuan Renminbi. We monitor changes in our exposure to exchange rate risk. While we enter into hedging arrangements to protect our business against certain currency fluctuations, these hedging arrangements do not provide comprehensive protection, and our results of operations and prospects could be materially and adversely affected by foreign exchange fluctuations.

Our hedging and cash management transactions may expose us to loss or limit our potential gains.

As part of our risk management program, we use foreign currency exchange forward contracts. While intended to reduce the effects of exchange rate fluctuations, these transactions may limit our potential gains or expose us to loss. Should our counterparties to such transactions or the sponsors of the exchanges through which these transactions are offered fail to honor their obligations due to financial distress or otherwise, we would be exposed to potential losses or the inability to recover anticipated gains from these transactions.

We enter into foreign currency exchange forward contracts as economic hedges of trade commitments or anticipated commitments denominated in currencies other than the functional currency to mitigate the effects of changes in currency rates. Although we do not enter into these instruments for trading purposes or speculation, and although our management believes all of these instruments are economically effective as hedges of underlying physical transactions, these foreign exchange commitments are dependent on timely performance by our counterparties. Their failure to perform could result in our having to close these hedges without the anticipated underlying transaction and could result in losses if foreign currency exchange rates have changed.

We enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates. If such events occur, our results of operations may be adversely affected.

Most of our cash deposited with banks is not insured and would be subject to the risk of bank failure. Our total liquidity also depends on the availability of funds under our Senior Facility Agreement. The failure of any bank in which we deposit our funds or that is part of our Senior Facility Agreement could reduce the amount of cash we have available for operations and additional investments in our business.

If we lose our key management personnel or are unable to attract and retain qualified personnel, it could adversely affect our results of operations or delay or hurt our research and product development efforts.

Our success is dependent, in part, upon our ability to hire and retain management, sales, technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have an adverse effect on our operations.

Work stoppages and other labor relations matters may make it substantially more difficult or expensive for us to produce our products, which could result in decreased sales or increased costs, either of which would negatively impact our financial condition and results of operations.

A significant part of our foreign employees are subject to collective bargaining agreements, and some of our employees are unionized; therefore, we are subject to the risk of work stoppages and other labor relations matters. While we have not experienced prolonged work stoppages in recent years and believe our relations with employees are satisfactory, any prolonged work stoppage or strike at any one of our principal facilities could have a negative impact on our business, financial condition, or results of operations.

We may experience difficulties managing our growth, which could adversely affect our results of operations.

It is expected that we will grow in certain areas of our operations as we develop and, assuming receipt of the necessary regulatory approvals, market our products. We will therefore need to recruit personnel, particularly sales and marketing personnel, and expand our capabilities, which may strain our managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:

- train, manage, motivate and retain a growing employee base;
- accurately forecast demand for, and revenue from, our product candidates; and
- expand existing operational, financial and management information systems to support our development and planned commercialization activities and the multiple locations of our offices.

Our failure to manage these challenges effectively could materially harm our business.

Since we operate in markets outside of the United States and Europe, we are subject to additional risks.

We anticipate that sales outside of the United States and Europe will continue to account for a significant percentage of our revenue. Such revenue is subject to a number of uncertainties, including, but not limited to, the following:

- economic and political instability;
- import or export licensing requirements;
- trade restrictions;
- longer payment cycles;
- unexpected changes in regulatory requirements and tariffs;
- fluctuations in currency exchange rates;
- potentially adverse tax consequences; and
- potentially weak protection of intellectual property rights.

These risks may impair our ability to generate revenue from our sales efforts. In addition, many countries outside of the United States and Europe have their own regulatory approval requirements for the sale of products. As a result, the introduction of new products into, and our continued sale of existing products in, these markets could be prevented, and/or costly and/or time-consuming, and we cannot assure you that we will be able to obtain the required regulatory approvals on a timely basis, if at all.

Our business is subject to extensive, complex, and changing laws, regulations, and orders that failure to comply with could subject us to civil or criminal penalties or other liabilities.

We are subject to extensive laws, regulations, and orders which are administered by various international, federal, and state governmental authorities, including, among others, the FDA, the Office of Foreign Assets

Control of the United States Department of the Treasury ("OFAC"), the United States Federal Trade Commission, the United States Department of Justice, and other similar domestic and foreign authorities. These regulations include, but are not limited to, the U.S. Foreign Corrupt Practices Act and similar international anti-bribery laws, regulations concerning the supply of conflict minerals, various environmental regulations and regulations relating to trade, import and export controls and economic sanctions. Such laws, regulations, and orders may be complex and are subject to change.

Compliance with the numerous applicable existing and new laws, regulations and orders could require us to incur substantial regulatory compliance costs. Although the Company has implemented policies and procedures to comply with applicable laws, regulations and orders, there can be no assurance that governmental authorities will not raise compliance concerns or perform audits to confirm compliance with such laws, regulations, and orders. Failure to comply with applicable laws, regulations, or orders could result in a range of governmental enforcement actions, including fines or penalties, injunctions, and/or criminal or other civil proceedings. Any such actions could result in higher than anticipated costs or lower than anticipated revenue and could have a material adverse effect on the Company's reputation, business, financial condition, and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act (the "FCPA") which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we violated the FCPA could result in sanctions that could have a material adverse effect on our business.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions designed to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements required due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in May 2014. There will be additional costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering conflict-free minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

We may be a party to legal actions that are not covered by insurance.

We may be a party to a variety of legal actions, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, stockholder suits, including securities fraud, governmental investigations and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations. Although we have maintained insurance coverage for some of these potential liabilities, we cannot assure you that such insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and/or insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

We are dependent upon a limited number of suppliers for critical components. If these suppliers delay or discontinue the manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products.

We rely on key suppliers for various critical components and procure certain components from outside sources which are sole suppliers. The availability and prices of these components may be subject to change due to interruptions in production, changing market conditions and other events. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. If we are unable to develop reasonably-priced alternative sources in a timely manner, or if we encounter delays or other difficulties in the supply of such products and other materials from third parties, our business and results of operations may be harmed. In past years, semiconductors have been subject to significant price fluctuations.

While we have, in the past, attempted to mitigate the effects of such potential fluctuations, we cannot assure you that we will continue to do so or that we will be able to successfully mitigate the effect of future price increases on our results of operations and financial condition. See Item 1 Business—Manufacturing and Suppliers.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent and trademark law, trade secret protection, confidentiality agreements and contractual arrangements with our employees, strategic partners and others. We cannot assure you that any of our patents, any of the patents of which we are a licensee or any patents which may be issued to us or which we may license in the future, will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective patent, trademark and trade secret protection may not be available in every country in which we will offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Our profitability may suffer if our products are found to infringe the intellectual property rights of others.

Litigation may be necessary to enforce our patents or to defend against any claims of infringement of patents owned by third parties that are asserted against us. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office, the European Patent Office or other foreign patent governing authorities, to determine the priority of inventions, which could result in substantial costs.

If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing our products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from commercializing our products.

The enforcement, defense and prosecution of intellectual property rights, including the United States Patent and Trademark Office's, the European Patent Office's and other foreign patent offices' interference proceedings, and related legal and administrative proceedings in the United States and elsewhere, involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

- assert against others or defend us against claims of infringement;
- enforce patents owned by, or licensed to us from, another party;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of our proprietary rights or the proprietary rights of others.

Changes in the healthcare industry could adversely affect our business.

The healthcare industry has undergone, and is in the process of undergoing, significant changes driven by efforts to reduce costs. These changes include legislative healthcare reform, the reduction of spending budgets by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans; trends toward managed care; consolidation of healthcare distribution companies; consolidation of healthcare manufacturers; collective purchasing arrangements and consolidation among office-based healthcare practitioners; and changes in reimbursements to customers. Some of these potential changes may cause a decrease in demand for and/or reduce the prices of our products. These changes could adversely affect our revenues and profitability. In addition, similar legislative efforts in the future could adversely impact our business.

Product liability claims exposure could be significant.

We may face exposure to product liability claims and recalls for unforeseen reasons from consumers, distributors or others. We may experience material product liability losses in the future, and we may incur significant costs to defend these claims. In addition, if any of our products are or are alleged to be defective; we may be required to participate in a recall involving those products. End-users of our products may look to us for contribution when faced with product recalls or product liability claims. Although we have maintained insurance coverage related to product liability claims, we cannot assure you that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. We may not maintain any insurance relating to potential recalls of our products. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could reduce our profits and/or impair our financial condition, and damage our reputation.

Product warranty claims exposure could be significant.

We generally warrant each of our products against defects in materials and workmanship for a period of one year from the date of shipment plus any extended warranty period purchased by the customer. The future costs associated with providing product warranties could be material. A successful warranty claim brought against us could reduce our profits and/or impair our financial condition, and damage our reputation.

Adverse publicity regarding the safety of our technology or products could negatively impact us.

Despite any favorable safety tests that may be completed with respect to our products, adverse publicity regarding application of X-ray products or other products being developed or marketed by others could negatively affect us. If other researchers' studies raise or substantiate concerns over the safety of our technology approach or product development efforts generally, our reputation could be harmed, which would adversely impact our business.

Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products may cause our revenue to decline.

Third-party payers, including government health administration authorities, private health care insurers and other organizations regulate the reimbursement of fees related to certain diagnostic procedures or medical treatments. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. While we cannot predict what effect the policies of government entities and other third-party payers will have on future sales of our products, there can be no assurance that such policies would not cause our revenue to decline.

We have developed and must continue to maintain internal controls.

Effective internal controls are necessary for us to provide assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be harmed. The Sarbanes-Oxley Act of 2002 requires us to furnish a report by management on internal control over financial reporting, including managements' assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its certain limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. As a result, even effective internal controls may not provide reasonable assurances with respect to the preparation and presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become either obsolete or inadequate as a result of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain adequate internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in implementing new or revised controls, our business and operating results could be harmed and we could fail to meet our reporting obligations.

We may be required to record a significant charge to earnings if our goodwill or other intangible assets become impaired.

Our balance sheet includes goodwill and other identifiable intangible assets. If impairment of our goodwill or other identifiable intangible assets is determined, we may be required to record a significant charge to earnings in the period of such determination under U.S. generally accepted accounting principles (GAAP).

Risks Related to Our Common Stock

Certain provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

The provisions of our certificate of incorporation and bylaws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

- limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;
- the authority of the board of directors to adopt amendments to our bylaws without shareholder approval;
- the inability of stockholders to act by written consent or to call special meetings;
- a classified board of directors with staggered three-year terms;
- advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and
- the authority of our board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

We are also subject to the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.

In addition, in the event of a "change of control" as defined in our senior facilities agreement, we may be required to, among other things, repay all of our obligations outstanding under the senior facilities agreement, with interest thereon, which could materially adversely impact the value of our common stock.

These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

The market price of our common stock may fluctuate significantly, and this may make it difficult for holders to resell our common stock when they want or at prices that they find attractive.

The price of our common stock on the NASDAQ Global Select Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

- changes in market conditions;
- quarterly variations in our operating results;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to our future financial performance;
- announcements of strategic developments, significant contracts, acquisitions and other material events by us, our competitors, or our distribution partners;
- the operating and securities price performance of other companies that investors believe are comparable to us;
- future sales of our equity or equity-related securities;

- changes in the economy and the financial markets;
- departures of key personnel;
- changes in governmental regulations; and
- geopolitical conditions, such as acts or threats of terrorism or military conflicts.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company leases its headquarters in Long Island City, New York. The lease expires in November 2017. The leased space houses executive offices and group functions including legal affairs and investor relations, sales and marketing, research and development laboratories and production and shipping facilities.

The Company has its largest facility in Bensheim, Germany. It is composed of a number of buildings housing the Company's primary manufacturing and assembly facility. It also houses executive offices, finance, sales, customer service and marketing, research and development laboratories, and shipping facilities. In fiscal year 2011, the Company expanded these facilities with inauguration of the Center of Innovation, which houses the research and development professionals in Germany under one roof. In fiscal year 2013, the Company once again invested in these facilities by significantly expanding and enhancing its Instruments manufacturing capacity. In addition, since September 2007, the Company leases space in Salzburg, Austria. The leased space houses executive offices and group functions including strategy, sales, finance, accounting, human resources, marketing, and legal affairs.

The Company also maintains manufacturing facilities in China, Italy and Denmark and certain sales and service offices worldwide.

The Company believes that its properties and facilities will be adequate for its needs for the foreseeable future and that, if such space proves to be inadequate, it will be able to procure additional or replacement space that will be adequate for its needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings that are incidental to the conduct of the Company's business. The Company is not involved in any pending or threatened legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is currently traded publicly on the NASDAQ Global Select Market. Our trading symbol is "SIRO".

The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sale prices, as quoted on NASDAQ commencing October 1, 2011. These prices do not include retail markups, markdowns or commissions.

Fiscal Year Ended September 30, 2013	High	Low
First Quarter	$64.57	$53.26
Second Quarter	73.98	64.11
Third Quarter	75.81	62.48
Fourth Quarter	72.63	64.40

Fiscal Year Ended September 30, 2012	High	Low
First Quarter	$49.78	$39.15
Second Quarter	52.52	42.28
Third Quarter	52.28	40.59
Fourth Quarter	57.36	41.51

On November 18, 2013, there were approximately 78 holders of record of the Company's common stock. However, the Company believes that the number of beneficial owners of its common stock is substantially higher.

Historically, Sirona has not paid any dividends to holders of its common stock. The Company may consider paying dividends in the future, but currently has no plans to do so. The payment of dividends is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12.

Issuer Purchases of Equity Securities

The following table presents activity under the stock repurchase program during the fourth quarter of the fiscal year ended September 30, 2013.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program (1) (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
		$'000s (except per share amounts)		
July 1 - July 31, 2013	68,675	67.14	68,675	90,583
August 1 - August 31, 2013	34,100	66.08	34,100	88,330
September 1 - September 30, 2013	—	—	—	88,330
	102,775		**102,775**	

(1) In August 2011, the Company's Board of Directors announced a stock repurchase program to purchase up to an aggregate of $100,000,000 of its common stock in open market or privately-negotiated transactions effective through September 2014. In the third quarter of fiscal 2013, all remaining amounts available under the 2011 Program were utilized.

(2) In May 2013, the Company's Board of Directors announced a stock repurchase program (the "2013 Program") to purchase up to an additional aggregate of $100,000,000 of its common stock in open market or privately-negotiated transactions effective through June 2016. The Company is not obligated to acquire any particular amount of common stock and may suspend the program at any time at its discretion without prior notice. Of the shares purchased during the period under report, all were part of the 2013 Program, of which $88,330 remains available as of September 30, 2013.

Performance Measurement Comparison

The following graph compares the Company's cumulative stockholder return on its common stock with the return on the Russell 2000 Index and the Dow Jones US Medical Equipment Index from September 30, 2008 through September 30, 2013, the end of the Company's fiscal year. The graph assumes investments of $100 on September 30, 2008, the last trading day of that fiscal year, in the Company's common stock, the Russell 2000 Index and the US Medical Equipment Index and assumes the reinvestment of all dividends.

COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN*
Among Sirona Dental Systems, Inc, The Russell 2000 Index
And The Dow Jones US Medical Equipment Index


350
300
250
200
150
100
50
0
9/30/08
9/30/09
9/30/10
9/30/11
9/30/12
9/30/13
Sirona Dental Systems Inc.
Russell 2000
Dow Jones US Medical Equipment

* $100 invested on 9/30/2008 in stock or index-including reinvestment of dividends.

	9/30/2008	9/30/2009	9/30/2010	9/30/2011	9/30/2012	9/30/2013
Sirona Dental Systems Inc.	$100.00	$127.79	$154.81	$182.17	$244.67	$287.50
Russell 2000	100.00	90.45	102.53	98.91	130.47	169.68
Dow Jones US Medical Equipment	100.00	83.60	84.39	88.27	109.29	136.18

ITEM 6. SELECTED FINANCIAL DATA

The selected historical consolidated financial data of Sirona included below and elsewhere in this document are not necessarily indicative of future performance. This information is only a summary and should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements contained elsewhere in this document.

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
	$'000s (except for per share amounts)				
Statement of Income Data:					
Revenue	$1,101,491	$979,351	$913,866	$770,276	$713,294
Cost of sales	510,136	455,400	430,214	371,266	367,152
Gross profit	591,355	523,951	483,652	399,010	346,142
Operating expenses/(income):					
Selling, general and administrative expense	332,849	295,659	277,081	235,932	225,351
Research and development	59,575	52,622	55,530	46,365	40,631
Provision for doubtful accounts and notes receivable	613	(75)	96	271	763
Net other operating (income) and restructuring costs	(14,414)	(10,000)	(10,000)	(11,661)	(5,689)
Operating income	212,732	185,745	160,945	128,103	85,086
Non-operating expense, net	15,161	7,422	1,416	12,877	21,805
Income before taxes	197,571	178,323	159,529	115,226	63,281
Income tax provision/(benefit)	49,022	42,718	35,744	23,780	9,297
Net income	148,549	135,605	123,785	91,446	53,984
Less: Net income attributable to noncontrolling interests	1,804	1,773	1,992	1,457	629
Net income attributable to Sirona Dental Systems, Inc.	**$ 146,745**	**$133,832**	**$121,793**	**$ 89,989**	**$ 53,355**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):					
- Basic	2.67	2.41	2.19	1.63	0.97
- Diluted	2.61	2.36	2.13	1.59	0.96

	As of September 30, 2013	As of September 30, 2012	As of September 30, 2011	As of September 30, 2010	As of September 30, 2009
			$'000s		
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 241,745	$ 151,088	$ 345,859	$ 251,767	$ 181,098
Working capital (1) (2)	316,997	223,043	46,198	297,606	251,070
Total assets	1,738,419	1,494,534	1,726,128	1,592,937	1,648,075
Non-current liabilities (2)	334,288	315,922	254,982	625,219	758,910
Total liabilities	580,375	502,159	790,208	785,304	903,320
Retained earnings	584,216	437,471	303,639	181,846	91,857
Shareholders´ equity (Sirona Dental Systems, Inc.)	1,155,625	989,358	932,276	805,411	743,438
Total shareholders' equity	1,158,044	992,375	935,920	807,633	744,755

(1) Working capital is defined as current assets less current liabilities.

(2) The significant decrease in working capital and non-current liabilities in fiscal year 2011 is due to the reclassification of the final tranche of the senior term loan due in November 2011 as current. The balance of these senior term loans was $364,817 as of September 30, 2011.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Results of Operations" in this Item and elsewhere in this Report. Except as otherwise disclosed all amounts are reported in U.S. Dollars ($).

Overview

Sirona Dental Systems Inc. ("Sirona", the "Company", "we", "us", and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries and their predecessors, except as otherwise indicated or unless context otherwise requires) is the leading manufacturer of high-quality, technologically advanced dental equipment, and is focused on developing, manufacturing and marketing innovative systems and solutions for dentists around the world. The Company is uniquely positioned to benefit from several trends in the global dental industry, such as technological innovation, increased use of CAD/CAM systems in restorative dentistry, the shift to digital imaging, favorable demographic trends and growing patient focus on dental health and cosmetic appearance. The Company has its headquarters in Long Island City, New York and its largest facility in Bensheim, Germany.

Sirona has a long tradition of innovation in the dental industry. The Company introduced the first dental electric drill approximately 130 years ago, the first dental X-ray unit approximately 100 years ago, the first dental computer-aided design/computer-aided manufacturing (CAD/CAM) system 28 years ago, and numerous other significant innovations in dentistry. Sirona continues to make significant investments in research and development, and its track record of innovative and profitable new products continues today with numerous product launches including: CAD/CAM for Everyone with CEREC 4.2 software, a further-differentiated milling product line, as well as Apollo DI (launched in March 2013), the Omnicam camera unit and Schick 33 (both launched in August 2012), the Orthophos XG 3D imaging unit (launched in March 2011), Sinius treatment center (launched in March 2011); CEREC 4.0 software (launched in March 2011); the Galileos and CEREC combination (launched in September 2009), the CEREC AC unit (launched in January 2009), the Galileos Compact 3D imaging system (launched in July 2008), the TENEO treatment center (launched in July 2008) and the CAD/CAM milling unit MC XL (launched in fiscal year 2007).

Sirona manages its business on both a product and geographic basis and has four segments: Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments. Sirona has the broadest product portfolio in the industry, and is capable of fully outfitting and integrating a dental practice. Products from each category are marketed in all geographical sales regions.

The Company's business has grown substantially over the past five years, driven by numerous high-tech product introductions, a continued expansion of its global sales and service infrastructure, strong relationships with key distribution partners, namely Patterson and Henry Schein, and an international dealer network. Due to the international nature of the Company's business, movements in global foreign exchange rates have a significant effect on financial results.

The U.S. market is the largest individual market for Sirona, followed by Germany. Between fiscal years 2004 and 2013, the Company increased U.S. revenues from $88.2 million to $ 336.7 million, driven by innovative products, particularly in the CAD/CAM and imaging segments and the Schick acquisition. Patterson made a payment of $100 million to Sirona in July 2005 in exchange for the exclusive distribution rights for CAD/CAM products in the U.S. and Canada until 2017 (the "Patterson exclusivity payment"). The amount received was recorded as deferred income and is being recognized on a straight-line basis commencing at the beginning of the extension of the exclusivity period in fiscal year 2008. In May 2012, the Company and Patterson amended and restated the terms of their business relationship set forth in that Distribution Agreement with respect to distribution of certain products throughout the United States; however, it did not amend or restate the business relationship with respect to distribution in Canada. The amendment and restatement of the Distribution Agreement addressed issues related to pricing, termination and annual minimum purchase quotas, and provided growth targets which, if achieved, extend the companies' exclusivity period.

In addition to strong U.S. market growth, Sirona has pursued expansion in non-U.S. and non-German markets. Between fiscal years 2004 and 2013, the Company increased revenues in non-U.S. and non-German markets from $190.9 million to $ 566.2 million. To support this growth, Sirona expanded its local presence and distribution channels by establishing sales and service locations e.g. in Japan, Australia, China, South Korea, Italy, France, Brazil, and Russia. The expansion helped to increase market share but also contributed to higher SG&A expenses.

In fiscal year 2012, Sirona revenues increased 12.6% on a constant currency basis over a very strong prior year, in which revenues grew 16.4% on a constant currency basis. While Germany was down 9.5% year over year due to a challenging IDS comparison, the Orthophos 2D/3D launch, and a successful CAD/CAM trade-up program, we had our second best year ever in Germany. U.S. revenues increased 11.4%, and momentum continued in our non-European, international markets, showing strong double-digit growth above the company's average growth rate, led by Asia-Pacific. On a segment basis, Sirona's revenue growth was broad based. All segments posted double digit growth rates constant currency, except for Instruments. During fiscal year 2012, we expanded our exclusive distribution agreement with Patterson to include all Sirona products for the U.S. market. This enabled us to strengthen our go-to-market approach and grow in the U.S. by increasing the focus on the seamless integration of our best-in-class product offerings and digital solutions. Gross profit increased by $40.3 million, which was partially offset by a $18.6 million increase in SG&A expenses. The major driver of the increase in SG&A expenses was the continued strategic expansion of our sales and service infrastructure in key growth markets. As a result, operating income increased 15.4%. Operating income included a year-over-year decrease in amortization of $7.0 million. Operating cash flow remained strong and increased 12.6%.

In fiscal year 2013, Sirona revenues increased 11.7% on a constant currency basis over a strong prior year, where revenues grew 12.6% on a constant currency basis. Revenues were exceptionally strong in the U.S., which increased 18.2%, and Germany, which increased 23.4% constant currency. In Germany, we particularly benefitted from orders following the International Dental Show ("IDS") in Cologne in March 2013, where we introduced a record 25 new products, a successful trade-up program in the CAD/CAM segment, as well as last-edition sales of our renowned M1+ treatment center unit. U.S. revenues benefitted from (i) strong demand for our Imaging and CAD/CAM products, (ii) the impact of implementation of the Medical Device Tax in 2013 and anticipated changes in tax benefits in the first quarter, (iii) the delivery of Omnicam trade-ups particularly in the third and fourth quarters, and (iv) the expanded agreement with Patterson. On a segment basis, we experienced very strong growth in our CAD/CAM segment, where we benefitted from the Omnicam launch in August 2012, trade-up programs, as well as a generally-increasing demand for products in this segment. Our new CEREC Omnicam camera further strengthens Sirona's leadership position in the CAD/CAM market. The Omnicam's features are particularly notable: video streaming, digitization of jaw structures in their natural color, and powderless scanning of tooth surfaces. In addition, our Imaging and Treatment Center segments performed very well, with year-over-year constant currency revenue growth of 9.5% and 5.8%, respectively. Gross profit increased by $67.4 million, which was partially offset by a $37.2 million increase in SG&A expenses. SG&A expenses include a total of $8.6 million related to the transition agreements for the former Chairman and CEO, filed as an Exhibit to the Company's Annual Report on Form 10-K on November 16, 2012 (the "Transition Agreement"), and the departing EVP and CFO, filed as an exhibit to the Company's third quarter Quarterly Report on Form 10-Q on August 2, 2013 (the "Separation Agreement"). The major drivers of the residual increase in SG&A expenses of $28.6 million were the continued strategic expansion of our sales and service infrastructure in key growth markets and expenses related to the biennial IDS of $3.5 million. As a result, operating income increased 14.5%. Operating income includes a year-over-year decrease in amortization of $7.2 million. Net income was negatively impacted by losses from the revaluation of short-term assets and liabilities and realized transactions, both of which were primarily driven by the fluctuations between the Yen/ Euro, Euro/U.S. Dollar, and Brazilian Real/Euro exchange rates. Operating cash flow remained strong and increased 15.2% over the comparative prior-year period.

Significant Factors that Affect Sirona's Results of Operations

The MDP Transaction and the Exchange

On June 30, 2005, Sirona Holdings Luxco S.C.A. ("Luxco"), a Luxembourg-based holding entity owned by funds managed by Madison Dearborn Partners, Beecken Petty O'Keefe, management and employees of Sirona, obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH and its wholly-owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business through a leveraged buy-out transaction (the "MDP Transaction").

The assets and liabilities acquired in the MDP Transaction and the Exchange were partially stepped up to fair value, and a related deferred tax liability was recorded. The excess of the total purchase price over the fair value of the net assets acquired, including IPR&D, which were expensed at the date of closing of the MDP Transaction and the Exchange, was allocated to goodwill and is subject to periodic impairment testing.

Sirona's cost of goods sold, selling, general and administrative expense, and operating result have been and will continue to be materially affected by depreciation and amortization costs resulting from the step-up to fair value of Sirona's assets and liabilities.

Foreign Currency Fluctuations

Although the U.S. Dollar is Sirona's reporting currency, it conducts its business in many currencies, and its functional currencies vary depending on the country of operation. For the fiscal year ended September 30, 2013, Sirona's revenues denominated in Euro, U.S. Dollar, and a number of other currencies represented approximately 40 %, 36 %, and 24 %, respectively, whereas approximately 72 % of its operating expenses were in Euro. Fluctuations in exchange rates impact Sirona's financial results. The major influencing factor is the U.S. Dollar/ Euro exchange rate. During the periods under review, the U.S. Dollar/Euro exchange rate has fluctuated significantly. Between October 1, 2010 and September 30, 2013, the U.S. Dollar/Euro exchange rate used to calculate items included in Sirona's financial statements varied from a low of $ 1.21 to a high of $ 1.49.

Certain revenue information above and under "Results of Operations" below is presented on a constant currency basis. This information is a non-GAAP financial measure. Sirona supplementally presents revenue on a constant currency basis because it believes this information facilitates a comparison of Sirona's operating results from period to period without regard to changes resulting solely from fluctuations in currency rates. Because of the significance of the Euro to its operations, Sirona calculates constant currency revenue growth by comparing current-period revenues to prior-period revenues with both periods converted at the U.S. Dollar/Euro average foreign exchange rate for each month of the current period. The average exchange rate for the fiscal year ended September 30, 2013, was $ 1.31 and varied from $ 1.28 to $ 1.34 . For the fiscal year ended September 30, 2012, an average exchange rate converting Euro denominated revenues into U.S. Dollars of $ 1.30 was applied.

Although Sirona does not apply hedge accounting, Sirona has entered into foreign exchange forward contracts to help mitigate foreign currency exposure. As of September 30, 2013, these contracts had notional amounts totalling $ 38.1 million. As these agreements are relatively short-term (generally six months), continued fluctuation in the U.S. Dollar/Euro exchange rate could materially affect Sirona's results of operations.

Loans made to Sirona under the New Senior Facilities Agreement entered into on November 14, 2011 are denominated in the functional currency of the respective borrowers. See "Liquidity and Capital Resources" for a discussion of our New Senior Facilities Agreement. However, certain intra-group loans and other intra-group monetary assets and liabilities are denominated in the functional currency of only one of the parties to the agreements. Where intra-group loans are of a long-term investment nature, the potential fluctuations in exchange rates are reflected within other comprehensive income, whereas exchange rate fluctuations for short-term intra-group loans and other short-term intra-group transactions are recorded in the consolidated statements of income. These fluctuations may be significant in any period due to changes in exchange rates, especially between the Euro and the U.S. Dollar.

Fluctuations in Operating Results

Sirona's operating results have varied in the past and are likely to vary in the future. These variations result from a number of factors, many of which are substantially outside its control, including:

- the timing of new product introductions by us and our competitors;
- timing of industry tradeshows, particularly the International Dental Show ("IDS");
- changes in relationships with distributors;
- the timing of operational decisions by distributors and end users;
- developments in government reimbursement policies;
- changes in product mix;
- our ability to supply products to meet customer demand;
- fluctuations in manufacturing costs;
- tax incentives;
- currency fluctuations; and
- general economic conditions, as well as those specific to the healthcare industry and related industries.

Due to the variations which Sirona has experienced in its operating results, it does not believe that period-to-period comparisons of results of operations of Sirona are necessarily meaningful or reliable as indicators of future performance.

Effective Tax Rate

Sirona's effective tax rate may vary significantly from period to period and, as a global enterprise, can be influenced by many factors. These factors include, but are not limited to, changes in the mix of earnings in countries with differing statutory tax rates (including the result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns, tax planning initiatives, tax characteristics of income, changes in exchange rates, as well as the timing and deductibility of expenses for tax purposes. The Company's effective tax rate differs from the U.S. federal statutory rate of 35% primarily as a result of lower effective tax rates on certain earnings outside of the United States.

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2013, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. The distribution of lower-taxed foreign earnings to the U.S. would generally increase the Company's effective tax rate.

Results of Operations

The table below sets forth Sirona's results of operations for the fiscal periods presented:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
	$'000 (except per share amounts)		
Revenue	$1,101,491	$979,351	$913,866
Cost of sales	510,136	455,400	430,214
Gross profit	591,355	523,951	483,652
Operating expenses/(income):			
Selling, general and administrative expense	332,849	295,659	277,081
Research and development	59,575	52,622	55,530
Provision for doubtful accounts and notes receivable	613	(75)	96
Net other operating (income) and restructuring costs	(14,414)	(10,000)	(10,000)
Operating income	212,732	185,745	160,945
Foreign currency transactions (gain)/loss, net	12,355	5,873	(5,668)
Loss/(gain) on derivative instruments	(421)	(1,961)	3,302
Interest expense, net	3,410	3,767	3,883
Other (income)/expense	(183)	(257)	(101)
Income before taxes	197,571	178,323	159,529
Income tax provision	49,022	42,718	35,744
Net income	148,549	135,605	123,785
Less: Net income attributable to noncontrolling interests	1,804	1,773	1,992
Net income attributable to Sirona Dental Systems, Inc.	$ 146,745	$133,832	$121,793
Income per share (attributable to Sirona Dental Systems, Inc. common shareholders):			
- Basic	$ 2.67	$ 2.41	$ 2.19
- Diluted	$ 2.61	$ 2.36	$ 2.13

Fiscal Year Ended September 30, 2013 compared to Fiscal Year Ended September 30, 2012

Revenue

Revenue for the fiscal year ended September 30, 2013 was $ 1,101.5 million, an increase of $122.1 million, or 12.5%, as compared with the fiscal year ended September 30, 2012. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, total revenue increased by 11.7%. By segment, CAD/CAM Systems increased 22.4% (up 21.6% on a constant currency basis), Imaging Systems increased 10.0% (up 9.5% on a constant currency basis), Treatment Centers increased 6.9% (up 5.8% on a constant currency basis), and Instruments increased 1.0% (flat on a constant currency basis).

CAD/CAM segment revenues grew 21.6% on a constant currency basis and benefited from the Omnicam launch, the delivery of trade-up units, and a generally-increasing demand for products in this segment. Growth was broad-based, but was particularly strong in the U.S and Germany. The Imaging segment was up 9.5% on a constant currency basis. Sales were particularly strong in the U.S. and Germany, and we continue to experience robust demand for our Orthophos product line. In our Treatment Center segment, we continued the above-market growth trajectory. Sales were particularly strong in Germany, benefitting from robust demand for our comfort and standard treatment center product lines, including the last-edition program for our well renowned M1+ unit. Revenues in the Instruments segment were on prior year levels on a constant currency basis.

Revenue in the U.S. for the fiscal year ended September 30, 2013 was up 18.2% compared to the prior year period. U.S. revenues benefited from (i) strong demand for our Imaging and CAD/CAM products, (ii) the impact of implementation of the Medical Device Tax in 2013 and anticipated changes in tax benefits in the first quarter, (iii) the delivery of Omnicam trade-up units, particularly in the third and fourth quarters, and (iv) the expanded agreement with Patterson. Revenue outside the U.S. increased by 10.1%. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, these revenues increased by 9.1%. Sales growth in international markets was particularly driven by an exceptionally strong performance in Germany, which increased 23.4% on a constant currency basis. Growth in non-European, international markets was overall robust and was led by China, Canada, Russia, and Brazil.

Cost of Sales

Cost of sales for the fiscal year ended September 30, 2013 was $510.1 million, an increase of $54.7 million, or 12.0%, as compared with the fiscal year ended September 30, 2012. Gross profit as a percentage of revenue was 53.7% compared to 53.5% in the prior year. Cost of sales included amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $37.8 million as well as non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2013, compared to amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $43.9 million and non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2012. Excluding these amounts, cost of sales as a percentage of revenue was 42.9% for the fiscal year ended September 30, 2013, compared with 42.0% for the fiscal year ended September 30, 2012, and therefore gross profit as a percentage of revenue was 57.1% compared to 58.0% in the prior year.

Gross Profit

We use gross profit, excluding the impact of the MDP Transaction and the Exchange, to monitor segment performance. By segment, gross profit in fiscal year ended September 30, 2013 compared to fiscal year ended September 30, 2012 developed as follows: CAD/CAM Systems increased 18.3%, Imaging Systems increased 11.2%, Treatment Centers increased 2.2%, and Instruments decreased 8.0%. The CAD/CAM segment gross profit benefited from the strong increase in sales; however, gross profit margin was below the prior year. The decrease in gross profit margin was mainly driven by product mix, due to an increasing share of Omnicam sales and from the delivery of trade-ups. The Imaging segment gross profit as well as the gross profit margin mainly benefited from a strong increase in sales and favorable product mix within our intra- and extra-oral product portfolio. The increase in the Treatment Center segment gross profit was driven by increased volume, whereas the gross profit margin decrease was mainly due to product mix. Gross profit and gross profit margin for the Instruments segment were below the prior-year level. The decrease in gross profit margin was driven by the increased ratio of lower-end handpieces, short-term inefficiencies from the ramp-up of expanded manufacturing capacity, as well as lower hygiene product sales. For more information see Note 23 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years.

Selling, General and Administrative

For the fiscal year ended September 30, 2013, SG&A expense was $332.8 million, an increase of $37.2 million, or 12.6%, as compared with the fiscal year ended September 30, 2012. SG&A expense for the fiscal year ended September 30, 2013 included $8.6 million for the transition agreements with the former Chairman and CEO and the departing EVP and CFO, which includes a $3.8 million non-cash charge for the modification of share-based awards. Excluding the effects of the transition agreements, SG&A expense increased $28.6 million, or 9.7%. SG&A expense also included amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets of $2.5 million, as well as non-cash share-based compensation expense in the amount of $12.6 million ($8.8 million excluding the impact of the agreement with the former Chairman and CEO).

SG&A expense for the fiscal year ended September 30, 2012 included $2.7 million of amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets, and $8.4 million of non-cash share-based compensation expense.

Excluding the above amounts, as a percentage of revenue, SG&A expense was 28.5% and 29.1% for the fiscal years ended September 30, 2013 and 2012, respectively. The absolute increase in SG&A expense is driven by investments in sales and service infrastructure to capitalize on opportunities to gain market share and build up our presence in key growth markets. SG&A expense for the fiscal year also included $3.5 million of costs for the biennial IDS.

Research and Development

R&D expense for the fiscal year ended September 30, 2013 was $59.6 million, an increase of $7.0 million, or 13.2%, as compared with the fiscal year ended September 30, 2012. The increase was mainly driven by the timing of projects, particularly in preparation for the biennial IDS in March, where we launched a record 25 new products.

R&D expense included non-cash share-based compensation expense in the amount of $0.1 million each for the fiscal years ended September 30, 2013 and 2012. Excluding this amount, as a percentage of revenue, R&D expense was 5.4% for both fiscal years ended September 30, 2013 and 2012.

Net Other Operating Income

Net other operating income for the fiscal year ended September 30, 2013 compared to September 30, 2012 was as follows:

	Year ended September 30, 2013	Year ended September 30, 2012
	$ millions	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10.0	$10.0
Gain from patent infringement settlement	4.4	—
	$14.4	**$10.0**

The gain from patent settlement for the fiscal year ended September 30, 2013, represents amounts received for past lost profits in an out-of-court settlement of a patent defense suit in the normal course of business.

(Gain) /Loss on Foreign Currency Transactions

The loss on foreign currency transactions for the fiscal year ended September 30, 2013 amounted to $12.4 million and compares to a loss of $5.9 million for the fiscal year ended September 30, 2012. The components of these results are as follows:

	Year ended September 30, 2013	Year ended September 30, 2012
	$ millions	
Unrealized non-cash foreign exchange (gain)/loss from translation adjustment of deferred income related to the Patterson exclusivity payment	$ (1.9)	$ 2.6
Unrealized non-cash foreign exchange (gain)/loss on short-term intra-group loans	0.9	3.4
(Gain)/Loss on other foreign currency transactions (1)	13.4	(0.1)
	$12.4	**$ 5.9**

(1) For the fiscal year 2013, the loss on other foreign currency transactions related to the revaluation of short-term assets and liabilities and realized transactions, both of which were primarily impacted by the recent weakness of the Yen, as well as fluctuations in the Brazilian Real and South African Rand to the U.S. Dollar in the second half of the fiscal year. For the fiscal year 2012, the gain on other foreign currency transactions related to the revaluation of short-term assets and liabilities and realized transactions, both of which were primarily impacted by fluctuations in the Euro/U.S. Dollar exchange rate.

(Gain)/Loss on Derivative Instruments

The gain of $0.4 million on derivative instruments for the fiscal year ended September 30, 2013 compared to a gain of $2.0 million for the fiscal year ended September 30, 2012. The results related to unrealized non-cash gain and loss on foreign currency hedges.

	Year ended September 30, 2013	Year ended September 30, 2012
	$ millions	
Unrealized non-cash (gain)/loss on foreign currency hedges	$(0.4)	$(2.0)

Interest Expense

Net interest expense for the fiscal year ended September 30, 2013, was $3.4 million, compared to $3.8 million for the fiscal year ended September 30, 2012. This decrease resulted from lower overall debt levels, partially offset by lower interest income.

Income Tax Provision

For the fiscal years ended September 30, 2013 and 2012, Sirona recorded a profit before income taxes of $197.6 million and $178.3 million, respectively. The income tax provision for the fiscal years ended September 30, 2013 and 2012 was $49.0 and $42.7 million, respectively. The income tax provision as of September 30, 2013 includes the effect from a local trade tax increase at our principal German operations, which was enacted and declared effective beginning in the first quarter of fiscal year 2013. This tax rate change resulted in a tax expense of $2.2 million, primarily from a non-cash remeasurement of deferred tax assets and liabilities. Excluding this amount, the effective tax rate for the fiscal year 2013 was 23.7% and compares to an effective tax rate of 24.0% in fiscal year 2012.

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2013, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. In making this determination, the Company also evaluates its expected cash requirements in the United States. These earnings relate to ongoing operations and as of September 30, 2013, amounted to approximately $409 million. Because of the availability of U.S. foreign tax credits as well as other factors, it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Net Income

Sirona's net income for the fiscal year ended September 30, 2013 was $148.5 million, an increase of $12.9 million, as compared with the fiscal year ended September 30, 2012. Major influencing factors on net income were (i) the increase in gross profit, mainly due to increased sales, (ii) an increase in SG&A expense due to the expenses related to the transition agreements for the former Chairman and CEO and the departing EVP and CFO totaling $8.6 million, which includes a $3.8 million non-cash charge for the modification of share-based awards, expenses related to the IDS of $3.5 million, and continued investments in the expansion of our global sales and service infrastructure, (iii) a gain from a patent infringement settlement, (iv) net losses in the total amount of $ 11.9 million ($ 9.1 million net of tax) from foreign currency transactions and derivative instruments, and (v) the effect from a non-cash remeasurement of deferred tax assets and liabilities resulting from a local trade tax rate increase at our principal German operations of $2.2 million. Fiscal year 2013 net income also included amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations (i.e. the Exchange and the MDP Transaction—deal related amortization and depreciation) of $ 40.2 million ($30.6 million net of tax).

Sirona's net income for the fiscal year ended September 30, 2012 included deal related amortization and depreciation of assets acquired in past business combinations of $ 46.5 million ($35.4 million net of tax) and net losses in the total amount of $ 3.9 million ($ 3.0 million net of tax) from foreign currency transactions and derivative instruments.

Share-based compensation expense was $12.8 million ($9.7 million net of tax) in fiscal year 2013, compared to $8.6 million ($6.6 million net of tax) in fiscal year 2012.

Fiscal Year Ended September 30, 2012 compared to Fiscal Year Ended September 30, 2011

Revenue

Revenue for the fiscal year ended September 30, 2012 was $ 979.4 million, an increase of $65.5 million, or 7.2%, as compared with the fiscal year ended September 30, 2011. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, total revenue increased by 12.6%. By segment, CAD/CAM Systems increased 9.1% (up 13.9% on a constant currency basis), Imaging Systems increased 7.4% (up 11.5% on a constant currency basis), Treatment Centers increased 7.2% (up 15.1% on a constant currency basis), and Instruments increased 0.2% (up 7.5% on a constant currency basis).

We were able to grow our revenues due to solid demand for our innovative products, and we continue to benefit from our increased global sales and service infrastructure. Our products enable dental professionals to improve their clinical results and to increase the profitability of their practices.

CAD/CAM and Imaging segment revenues benefited from robust growth in the U.S. and in many non-European, international markets. Growth in the Treatment Center and Instruments segment revenues was mainly driven by international markets. Our innovative product portfolio and our expanded sales and service infrastructure were the main drivers of growth.

Revenue in the U.S. for the fiscal year ended September 30, 2012 was up 11.4% compared to the prior year period. Revenue growth was mainly driven by the Imaging and CAD/CAM segments and also benefitted from a successful CAD/CAM trade-up program. Revenue outside the U.S. increased by 5.5%. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, these revenues increased by 13.2%. Momentum continued in our non-European, international markets, showing strong double digit growth, above the Company's average growth rate. This development was primarily driven by Asia-Pacific. Sales in Germany decreased 9.5% year-over-year as we faced a challenging prior-year comparison due to the strong IDS performance and a successful CAD/CAM trade-up program. Despite this challenging comparison, we achieved our second-best year ever in Germany.

Revenue growth on a constant currency basis was mainly volume driven. Prices in general remained stable, with the exception of pricing pressure and product mix shifts in the 2D and 3D panoramic imaging product lines and the volume strategy in Instruments.

Cost of Sales

Cost of sales for the fiscal year ended September 30, 2012 was $455.4 million, an increase of $25.2 million, or 5.9%, as compared with the fiscal year ended September 30, 2012. Gross profit as a percentage of revenue was 53.5% compared to 52.9% in the prior year. Cost of sales included amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $43.9 million as well as non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2012, compared to amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $50.5 million and non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2011. Excluding these amounts, cost of sales as a percentage of revenue was 42.0 % for the fiscal year ended September 30, 2012, compared with 41.5% for the fiscal year ended September 30, 2011, and therefore gross profit as a percentage of revenue was 58.0% compared to 58.5% in the prior year.

Gross Profit

We use gross profit, excluding the impact of the MDP Transaction, to monitor segment performance. By segment, gross profit developed in fiscal year ended September 30, 2012 compared to fiscal year ended September 30, 2011 as follows: Imaging Systems increased 6.5%, CAD/CAM Systems increased 9.2%, Treatment Centers increased 8.8%, and Instruments decreased 5.3%. The CAD/CAM segment gross profit benefited from robust sales in the U.S. and in non-European, international markets. The segment gross profit margin was on level with the prior year. The increase in Imaging Systems gross profit was driven by robust growth in our Orthophos products, which, due to product mix, led to a slight decrease in the gross profit margin. The Imaging Systems and CAD/CAM segment gross profit were positively impacted by the weakened Euro against the U.S. Dollar. Unit growth in our Treatment Center segment resulted in higher gross profit. The gross profit margin in this segment was above the prior year, mainly due to product mix. Instruments segment gross profit and gross profit margin were negatively impacted by product mix. Unit growth in this segment was particularly strong in the volume segments of the market. For more information see Note 23 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years.

Selling, General and Administrative

For the fiscal year ended September 30, 2012, SG&A expense was $295.7 million, an increase of $18.6 million, or 6.7%, as compared with the fiscal year ended September 30, 2011. SG&A expense for the fiscal year ended September 30, 2012 included amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets of $2.7 million, as well as non-cash share-based compensation expense in the amount of $8.4 million.

SG&A expense for the fiscal year ended September 30, 2011 included a one-time non-cash compensation charge of $6.6 million as a result of a payment made by certain former shareholders of the Company to the acting chief executive officer and chief financial officer of the Company at that time. SG&A expense also included $3.1 million of amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets, and $7.3 million of non-cash share-based compensation expense.

Excluding the above amounts, as a percentage of revenue, SG&A expense was 29.1% and 28.5% for the fiscal years ended September 30, 2012 and 2011, respectively. The absolute increase in SG&A expense is driven by investments in sales and service infrastructure in international markets, partly offset by foreign currency exchange fluctuations.

Research and Development

R&D expense for the fiscal year ended September 30, 2012 was $52.6 million, a decrease of $2.9 million, or 5.2%, as compared with the fiscal year ended September 30, 2011.

R&D expense included non-cash share-based compensation expense in the amount of $0.1 million each for the fiscal years ended September 30, 2012 and 2011. Excluding this amount, as a percentage of revenue, R&D expense decreased to 5.4 % for the fiscal year ended September 30, 2012, compared to 6.1% for the fiscal year ended September 30, 2011.

The decrease of the absolute R&D expense was primarily driven by foreign currency exchange fluctuations.

Net Other Operating Income

Net other operating income for the fiscal year ended September 30, 2012 compared to September 30, 2011 was as follows:

	Year ended September 30, 2012	Year ended September 30, 2011
	$ millions	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10.0	$10.0

(Gain)/Loss on Foreign Currency Transactions

The loss on foreign currency transactions for the fiscal year ended September 30, 2012 amounted to $5.9 million and compares to a gain of $5.7 million for the fiscal year ended September 30, 2011. The components of these results are as follows:

	Year ended September 30, 2012	Year ended September 30, 2011
	$ millions	
Unrealized non-cash foreign exchange (gain)/loss from translation adjustment of deferred income related to the Patterson exclusivity payment	$ 2.6	$ 0.5
Unrealized non-cash foreign exchange (gain)/loss on short-term intra-group loans	3.4	0.3
(Gain)/loss on other foreign currency transactions	(0.1)	(6.5)
	$ 5.9	**$(5.7)**

(Gain)/Loss on Derivative Instruments

The gain of $2.0 million on derivative instruments for the fiscal year ended September 30, 2012 compared to a loss of $3.3 million for the fiscal year ended September 30, 2011. The components of these results are as follows:

	Year ended September 30, 2012	Year ended September 30, 2011
	$ millions	
Unrealized non-cash (gain)/loss on foreign currency hedges	$(2.0)	$3.3

Interest Expense

Net interest expense for the fiscal year ended September 30, 2012, was $3.8 million, compared to $3.9 million for the fiscal year ended September 30, 2011. This decrease resulted from lower overall debt levels as well as lower interest income.

Income Tax Provision

For the fiscal years ended September 30, 2012 and 2011, Sirona recorded a profit before income taxes of $178.3 million and $159.5 million, respectively. The average actual effective tax rate for these years was 24% and 22.4%, respectively. The income tax provision for the fiscal years ended September 30, 2012 and 2011 was $42.7 and $35.7 million, respectively.

The 24% effective tax rate for the fiscal year ended September 30, 2012 includes the effect from a tax audit in Germany covering fiscal years 2005 until 2009. Without consideration for the effect from the German tax audit, the effective tax rate for fiscal year ended September 30, 2012 was 23%.

The 22.4% effective tax rate for the fiscal year ended September 30, 2011, includes the effects from a one-time non-cash charge, as a result of a payment made in the fourth quarter 2011 by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. No Company cash was used for the payment, and the payment is not tax-deductible for the Company. Without consideration of this special item, the effective tax rate for the fiscal year ended September 30, 2012 was 21.5%.

The Company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2012, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. In making this determination, the Company also evaluates its expected cash requirements in the United States. These earnings relate to ongoing operations and as of September 30, 2012, amounted to approximately $265 million. Because of the availability of U.S. foreign tax credits as well as other factors, it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Net Income

Sirona's net income for the fiscal year ended September 30, 2012 was $135.6 million, an increase of $11.8 million, as compared with the fiscal year ended September 30, 2011. Major influencing factors on net income were the increase in revenues and gross profit, higher costs resulting from increased sales and service infrastructure and lower amortization. The effective tax rate for fiscal year 2012 was 24.0%, up from 22.4% in fiscal year 2011.

Fiscal year 2012 net income included amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations (i.e. the Exchange and the MDP Transaction—deal related amortization and depreciation) of $46.6 million ($35.4 million net of tax), unrealized, non-cash foreign currency loss on the deferred income from the Patterson exclusivity payment of $2.6 million ($2.0 million net of tax), and losses on the revaluation of short-term intra-group loans of $3.7 million ($2.8 million net of tax).

Sirona's net income for the fiscal year ended September 30, 2011 included deal related amortization and depreciation of assets acquired in past business combinations of $53.6 million ($41.4 million net of tax), currency revaluation losses on the Patterson exclusivity payment of $ 0.5 million ($0.4 million after tax), losses on the revaluation of short-term intra-group loans of $1.0 million ($0.8 million net of tax), and a one-time non-cash compensation charge of $6.6 million ($6.6 million net of tax).

Share-based compensation expense was $8.6 million ($6.6 million net of tax) in fiscal year 2012, compared to $7.6 million ($5.9 million net of tax) in fiscal year 2011.

Liquidity and Capital Resources

Historically, Sirona's principal uses of cash, apart from operating requirements, including research and development expenses, have been for interest payments, debt repayment, and acquisitions. Operating capital expenditures typically are approximately equal to operating depreciation (excluding any effects from the increased amortization and depreciation expense resulting from the step-up to fair values of Sirona's and Schick's assets and liabilities required under purchase accounting). These expenditures may temporarily exceed operating depreciation for larger-scale infrastructure and other investment activities that the Company may undertake from time to time. The Company also uses cash for occasional purchases of treasury shares pursuant to stock repurchase programs. Sirona believes that its operating cash flows and available cash will be sufficient to fund its working capital needs, research and development expenses, and anticipated capital expenditures for the foreseeable future.

Cash and cash equivalents of $234.2 million held by our foreign subsidiaries generally are not subject to restrictions prohibiting such amounts from being available in the United States. The distribution of lower-taxed foreign earnings to the United States, however, would generally increase our effective tax rate. It is management's intention to continue to indefinitely reinvest such earnings in foreign operations.

On November 14, 2011, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement') with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors, and as of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities. Please see "New Senior Facilities Agreement" within this section and Note 13 to our consolidated financial statements for a complete description of this New Senior Facilities Agreement.

The New Senior Facilities Agreement contains restrictive covenants that limit Sirona's ability to make loans, to incur additional indebtedness, and to make disposals, subject to agreed exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of consolidated total net debt to consolidated adjusted EBITDA. If the Company breaches any of the covenants, the loans will become repayable on demand.

The financial covenants require that the Company maintain a debt coverage ratio ("Debt Cover Ratio") of consolidated total net debt to consolidated adjusted EBITDA ("Consolidated Adjusted EBITDA"), determined on the basis of the last twelve months, of no more than 3.00 to 1. The Company is required to determine its compliance with the covenants as of September 30 and March 31. As of September 30, 2013, the most recent period for which this ratio was calculated, the Company was in compliance. As calculated in accordance with the New Senior Facilities Agreement, the Company did not have any net debt as of September 30, 2013 or as of March 31, 2013 after the repayment of balances drawn under the Revolving Facility B in the second quarter of fiscal year 2012. Therefore, its Debt Cover Ratio was not meaningful in the absence of net debt:

	Year Ended September 30, 2013	LTM March 31, 2013
	$'000s	
Debt Cover Ratio	not meaningful	not meaningful
as set by covenants (less than or equal to)	*3.00*	*3.00*

Cash Flow

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Net cash provided by operating activities	$ 232,025	$ 201,369	$178,853
Net cash used in investing activities	(106,845)	(52,152)	(78,142)
Net cash used in financing activities	(38,073)	(345,444)	(313)
Increase/(decrease) in cash during the period	$ 87,107	$(196,227)	$100,398

Net Cash Provided by Operating Activities

Net cash provided by operating activities represents net cash from operations, returns on investments, and payments for interest and taxation.

Net cash provided by operating activities was $232.0 million for fiscal year 2013 compared to $201.4 million for fiscal year 2012, and $178.9 million for fiscal year 2011. The primary contributing factor to the cash provided by operating activities in fiscal year 2013 was impacted by (i) higher revenues and gross profit from strong business growth, driving higher working capital and tax payments, which partially offset the increase, and (ii) the payments received from the settlement of a patent infringement claim. The primary contributing factor to the net cash provided by operating activities for the fiscal year 2012 was the increase in operating income. Net cash provided by operating activities for the fiscal year 2011 was impacted by an increase in operating income, partially offset by the increase in accounts receivable and inventories, which was driven by the overall increase in revenues as well as the expansion of our global sales and service infrastructure, resulting in higher working capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities represents cash used for capital expenditures in the normal course of operating activities, financial investments, acquisitions and long-lived asset disposals.

Net cash used in investing activities was $106.8 million for the fiscal year ended September 30, 2013, compared to $52.2 million for the fiscal year ended September 30, 2012, and $78.1 million for the fiscal year ended September 30, 2011. The primary uses of the investing cash outflow in fiscal year 2013 were (i) the acquisition of a technology company for $35.0 million, (ii) the expansion of our manufacturing facility, and thus capacity, for instruments for $16.9 million, (iii) software developed for sale related to product launches for $13.5 million, and (iv) capital expenditures in the course of normal operating activities. The primary contributors to the investing cash outflow in fiscal year 2012 were for capital expenditures in the course of normal operating activities, including software developed for sale related to product launches for $11.5 million. The primary contributors in fiscal year 2011 were for (i) construction of the Center of Innovation in Germany for $13.2 million, which was opened in September 2011, (ii) acquisition of a development stage entity for $20.8 million, (iii) software developed for sale related to product launches for $11.0 million, and (iv) capital expenditures in the course of normal operating activities.

Net Cash Used in Financing Activities

Net cash used in financing activities was $38.1 million for the fiscal year ended September 30, 2013, compared to $345.4 million for the fiscal year ended September 30, 2012 and $0.3 million for the fiscal year ended September 30, 2011. Net cash used in financing activities in fiscal year 2013 mainly resulted from the purchase of treasury shares pursuant to our current stock repurchase programs, partly offset by proceeds from exercises of stock options and tax-related benefits from RSU/PSU vesting from the Company's stock-based compensation program. Net cash used in financing activities in fiscal year 2012 results primarily from (i) the repayment of our senior term loans and (ii) purchase of treasury shares pursuant to our stock repurchase program. Net cash used in financing activities in fiscal year 2011 relates mainly to the purchase of treasury shares pursuant to our stock repurchase program, mostly offset by proceeds and tax-related benefits from exercises of options previously granted in the Company's stock-based compensation activities.

Other Financial Data

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Net income attributable to Sirona Dental Systems, Inc.	$146,745	$133,832	$121,793
Net interest expense	3,410	3,767	3,883
Provision for income taxes	49,022	42,718	35,744
Depreciation	34,993	29,800	26,232
Amortization	40,603	47,949	54,941
EBITDA	$274,773	$258,066	$242,593

EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable U.S. GAAP measure, in the accompanying financial tables. EBITDA is defined as net earnings before interest, taxes, depreciation, and amortization. Sirona's management utilizes EBITDA as an operating performance measure in conjunction with U.S. GAAP measures, such as net income and gross margin calculated in conformity with U.S. GAAP. EBITDA should not be considered in isolation or as a substitute for net income prepared in accordance with U.S. GAAP. There are material limitations associated with making the adjustments to Sirona's earnings to calculate EBITDA and using this non-GAAP financial measure. For instance, EBITDA does not include:

- interest expense, and because Sirona has borrowed money in order to finance its operations, interest expense is a necessary element of its costs and ability to generate revenue;
- depreciation and amortization expense, and because Sirona uses capital and intangible assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue; and
- tax expense, and because the payment of taxes is part of Sirona's operations, tax expense is a necessary element of costs and impacts Sirona's ability to operate.

In addition, other companies may define EBITDA differently. EBITDA, as well as the other information in this filing, should be read in conjunction with Sirona's consolidated financial statements and footnotes.

In addition to EBITDA, the accompanying financial tables also set forth certain supplementary information that Sirona believes is useful for investors in evaluating Sirona's underlying operations. This supplemental information includes gains/losses recorded in the periods presented which relate to share based compensation, revaluation of the U.S. Dollar-denominated exclusivity payment and borrowings where the functional currency is the Euro, and the one-time non-cash compensation charge resulting from a payment by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. Sirona's management believes that these items are either nonrecurring or non-cash in nature, and should be considered by investors in assessing Sirona's financial condition, operating performance and underlying strength.

Sirona's management uses EBITDA together with this supplemental information as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:

(i) monitor and evaluate the performance of Sirona's business operations;

(ii) facilitate management's internal comparisons of the historical operating performance of Sirona's business operations;

(iii) facilitate management's external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Sirona's management believes that EBITDA and the supplemental information provided is useful to investors as it provides them with disclosures of Sirona's operating results on the same basis as that used by Sirona's management.

Supplemental Information

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Share-based compensation [1]	$12,813	$ 8,623	$ 7,604
Unrealized, non-cash (gain)/loss on revaluation of the carrying value of the $-denominated exclusivity fee	(1,890)	2,559	499
Unrealized, non-cash (gain)/loss on revaluation of the carrying value of short-term intra-group loans	851	3,365	295
One-time non-cash compensation charge	—	—	6,625
	$11,774	**$14,547**	**$15,023**

(1) For the fiscal year 2013, this includes the compensation charge from the first quarter of $3,764 for the modification of share based awards in connection with the Transition Agreement for the former CEO and Chairman.

Long-Term Debt

New Senior Facilities Agreement

On November 14, 2011, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement") with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors. As of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities.

The New Senior Facilities Agreement includes: (1) a term loan in an aggregate principal amount of $75 million (the "Facility A Term Loan") available to Sirona or Sirona Dental, as borrower; (2) a 120 million Euro revolving credit facility ("Revolving Facility B") available to Sirona Dental Systems GmbH and Sirona Dental Services GmbH, as initial borrowers; and (3) a $100 million revolving credit facility ("Revolving Facility C") available to Sirona or Sirona Dental, as initial borrowers. The Revolving Facility B is available for borrowing in Euro or any other freely available currency agreed to by the facility agent. The facilities are made available on an unsecured basis. Subject to certain limitations, each European guarantor guarantees the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There are no cross-border guarantees.

Of the amount borrowed under the Facility A Term Loan, 30% is due on November 16, 2015, and the balance is due on November 16, 2016. The loans under the New Senior Facilities Agreement bear interest of EURIBOR, for Euro-denominated loans, and LIBOR for the other loans, plus an initial margin of 160, 85 and 110 basis points for the Facility A Term Loan, Revolving Facility B and Revolving Facility C, respectively.

The New Senior Facilities Agreement contains a margin ratchet. Pursuant to this provision, which will apply from March 31, 2012 onwards, the applicable margin will vary depending on the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the new Senior Facilities Agreement) between 160 basis points and 215 basis points for the Facility A Term Loan, 85 basis points and 140 basis points for the Revolving Facility B, and 110 basis points and 165 basis points for the Revolving Facility C.

The New Senior Facilities Agreement contains restrictive covenants that limit Sirona's ability to make loans, to incur additional indebtedness, and to make disposals, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of consolidated total net debt to consolidated adjusted EBITDA. If the Company breaches these covenants, the loans will be become repayable on demand.

On November 16, 2011, Sirona entered into 5-year payer interest rate swaps to fully hedge its 3-month LIBOR exposure for the Facility A Term Loan. The terms of the swap reflect the term structure of the underlying loan. The effective nominal interest rate is 1.2775% plus the applicable margin. Settlement of the swaps is required on a quarterly basis.

Debt issuance costs of $2.8 million were incurred in relation to the financing in November 2011 and have been capitalized as deferred charges and are amortized using the effective interest method over the term of the loans.

Prior Senior Facilities Agreement

On November 22, 2006, Sirona Dental Systems, Inc. entered into a Senior Facilities Agreement (the "Prior Senior Facilities Agreement") as original guarantor, with all significant subsidiaries of Sirona as original borrowers and original guarantors. Initial borrowings under the Prior Senior Facilities Agreement plus excess cash were used to retire the outstanding borrowings under the Company's previous credit facilities.

The senior debt repayment tranche originally scheduled for November 24, 2011 was repaid on November 16, 2011 in connection with the Company's New Senior Facilities Agreement, discussed above. At the Company's current Debt Cover Ratio, the loans under the Prior Senior Facilities Agreement bore interest of EURIBOR, for Euro-denominated loans, and LIBOR for the other loans, plus a margin of 45 basis points for both. For additional information on the Prior Senior Facilities Agreement, see Part I, Item 7 of the Company's 2011 Annual Report on Form 10-K.

Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations and commercial commitments as of September 30, 2013.

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			$'000s		
Long-term debt*	$ 84,597	$ 3,568	$28,219	$52,810	$ —
Operating lease obligations	65,483	13,499	20,468	13,330	18,186
Pension	33,062	3,835	6,017	6,118	17,092
Purchase commitments**	14,184	—	14,184	—	—
Total	$197,326	$20,902	$68,888	$72,258	$35,278

* *includes expected interest payments and agency/commitment fees*

** *represents unconditional purchase commitments with remaining terms in excess of one year*

Off-Balance Sheet Arrangements

In July 2005, Sirona entered into a sale and leaseback agreement regarding unused land on the Bensheim site of Sirona in Germany. The land was sold for Euro 0.9 million ($1.2 million at the U.S. Dollar/Euro exchange rate of September 30, 2013) to an unrelated property development company, who constructed an office building based on Sirona's specifications on the site. Sirona leases the building from the property development company through a 20-year lease. Rental payments started in April 2007 when the building was ready for occupancy.

Under the terms of the lease, rent is fixed at Euro 1.2 million ($1.6 million at the U.S. Dollar/Euro exchange rate of September 30, 2013) per annum until 2013. After 2013, rent is subject to adjustment according to an inflation index. The land remains an asset on Sirona's balance sheet and the building has been accounted for as an operating lease.

Sirona does not have other off-balance sheet financing arrangements other than its derivatives.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires Sirona to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. These estimates and assumptions are evaluated on an ongoing basis based on historical developments, market conditions, industry trends and other information Sirona believes to be reasonable under the circumstances. There can be no assurance that actual results will conform to Sirona's estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in its estimates and assumptions from time to time. The following accounting policies are those that Sirona believes to be the most sensitive to its estimates and assumptions.

Revenue Recognition

The Company's main revenue stream results from the delivery of dental equipment. The Company also enters into revenue arrangements that consist of multiple deliverables of its product and service offerings. Additionally, certain products, primarily in our CAD/CAM and Imaging segments, may contain embedded software that functions together with the product to deliver the product's essential functionality.

Revenue, net of related discounts and allowances, is recognized when products or equipment have been shipped, when persuasive evidence of the arrangement exists, the price is fixed or determinable, collectability is reasonably assured, title and risk of loss has passed to customers based on the shipping terms, no significant obligations remain, and allowances for discounts, returns, and customer incentives can be reliably estimated. The Company offers discounts to its distributors if certain conditions are met. Discounts and allowances are primarily based on the volume of products purchased or targeted to be purchased by the individual customer or distributor. Discounts are deducted from revenue at the time of sale or when the discount is offered, whichever is later. The Company estimates volume discounts based on the individual customer's historical and estimated future product purchases. Returns of products, excluding warranty related returns, are infrequent and insignificant. Amounts received from customers in advance of product shipment are classified as deferred income until the revenue can be recognized in accordance with the Company's revenue recognition policy.

Services: Service revenue is generally recognized ratably over the contract term as the specified services are performed. Amounts received from customers in advance of rendering of services are classified as deferred income until the revenue can be recognized upon rendering of those services.

Extended Warranties: The Company offers its customers an option to purchase extended warranties on certain products. The Company recognizes revenue on these extended warranty contracts ratably over the life of the contract. The costs associated with these extended warranty contracts are recognized when incurred.

Multiple-Element Arrangements ("MEAs"): Arrangements with customers may include multiple deliverables, including any combination of equipment, services, and extended warranties. The deliverables included in the Company's MEAs are separated into more than one unit of accounting when (i) the delivered equipment has value to the customer on a stand-alone basis, and (ii) delivery of the undelivered service element(s) is probable and substantially in the control of the Company. Arrangement consideration is then allocated to each unit, delivered or undelivered, based on the relative selling price ("RSP") of each unit of accounting based first on vendor-specific objective evidence ("VSOE") if it exists and then based on estimated selling price ("ESP").

VSOE—In most instances, products are sold separately in stand-alone arrangements. Services are also sold separately through renewals of contracts with varying periods. The Company determines VSOE based on its pricing and discounting practices for the specific product or service when sold separately, considering geographical, customer, and other economic or marketing variables, as well as renewal rates or stand-alone prices for the service element(s).

ESP—The estimated selling price represents the price at which the Company would sell a product or service if it were sold on a stand-alone basis. When VSOE does not exist for all elements, the Company determines ESP for the arrangement element based on sales, cost and margin analysis, as well as other inputs based on its pricing practices. Adjustments for other market and Company-specific factors are made as deemed necessary in determining ESP.

After separating the elements into their specific units of accounting, total arrangement consideration is allocated to each unit of accounting according to the nature of the revenue as described above and application of the RSP method. Total recognized revenue is limited to the amount not contingent upon future transactions.

Pensions and 401(k) Plan

The Company has defined benefit and defined contribution pension plans and an early retirement plan.

As of September 30, 2007, the Company adopted the recognition provisions of ASC 715-30, Compensation-Retirement Benefits—Defined Benefit Plans-Pension. Upon adoption, Sirona recognized as an adjustment to accumulated other comprehensive income the funded status of its benefit plans, measured as the difference between the fair value of plan assets and benefit obligations as of September 30, 2007, net of related tax effects. Beginning in fiscal year 2008, Sirona recognizes changes in the funded status of its benefit plans, not yet recognized in the income statement, in other comprehensive income until they are amortized as a component of net periodic benefit cost.

Pension expense is recognized on an accrual basis over the employee's approximate service periods. Defined benefit pension costs are determined by using an actuarial method, which provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. Costs relating to changes in the benefit plan as well as the transition obligation are amortized. Disclosure of the components of periodic pension cost is also required. When purchase accounting is applied, pension liabilities are recognized for the projected benefit obligation in excess of plan assets.

The key assumption used in the actuarial calculations for the defined benefit pension plans is the selection of the appropriate discount rate. The discount rate has been selected by reference to market interest rates. The discount rate used reflects the rates available on high quality fixed income investment of appropriate duration at the measurement dates of each year. Fluctuations in market interest rates could impact the amount of pension expense recorded for these plans. The discount rate assumption changed from 3.50% at September 30, 2012 to 3.40% at September 30, 2013, thereby affecting the amount of pension obligation recorded at September 30, 2013.

Plan assets consist of insurance policies with a guaranteed minimum return by the insurance company and an excess profit participation feature for a portion of the benefits. Sirona pays the premiums on the insurance policies but does not manage the investment of the funds; the insurance company makes all decisions on investment of funds, including the allocation to asset groups. The fair value of the plan assets such as equity securities, fixed-income investments, and others is based on the cash surrender values reported by the insurance company.

Contributions made to the defined contribution pension plans and the 401(k) savings plan for U.S. employees are accrued based on the contributions required by the plan.

The Company also has an early retirement plan, Altersteilzeit ("ATZ"), which allows certain German employees who have been accepted into the plan to retire at 60 rather than at the legal retirement age of 67. Eligible employees are those who have attained the age of 59, have completed 12 years of service, and have been accepted to participate in the ATZ plan. Accepted employees join for a period of 2-4 years, during which they work in full active service for 50% of the agreed ATZ plan period, the remaining 50% of the plan period being the passive phase during which the employee does not work. Alternatively, the employee may work for 50% of the time for the entire agreed ATZ plan period. The alternative actually executed is decided via mutual agreement between Sirona and the employee. During the active service period, the employees receive 50% of their salary plus a bonus payment equal to 35% of their salary, and the remaining 50% of their salary, plus a bonus payment equal to 35% of their salary, is paid during the inactive service period. The Company recognizes the salary component of the ATZ plan over the period from the beginning of the ATZ period to the end of the active service period.

Income Taxes

Sirona recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Sirona regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, as necessary, based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If Sirona is unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, it could be required to increase its valuation allowance against its deferred tax assets resulting in an increase in its effective tax rate and an adverse impact on operating results. As of September 30, 2013, Sirona had recorded valuation allowances against its deferred tax assets in the amount of $3.2 million. Further information on income taxes is provided in Note 10 to the consolidated financial statements appearing elsewhere in this report.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results.

Impairment of Long-Lived and Finite-Lived Assets

Sirona assesses all its long-lived assets for impairment whenever events or circumstances indicate their carrying value may not be recoverable. Sirona's management assesses whether there has been an impairment by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of the asset. The factors considered by Sirona's management in this assessment include operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. If an impairment is deemed to exist, management records an impairment charge equal to the excess of the carrying value over the fair value of the impaired assets. This could result in a material charge to earnings.

Impairment of Indefinite-Lived Assets

The Company elected to early adopt ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,* which simplifies how entities test goodwill for impairment, for the fiscal year 2012 goodwill impairment test performed in the fourth quarter. The adoption of this guidance did not affect our consolidated financial statements.

Goodwill is allocated to each of our reporting units, which we regard to be our operating segments (Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments). Sirona assesses goodwill for impairment annually on September 30 unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value at an earlier date. This evaluation begins with a qualitative assessment to determine if the fair value of its reporting units is more likely than not less than their carrying values. The Company evaluates such qualitative factors as (i) the results of the last quantitative impairment assessment, (ii) macro- and industry economic conditions such as significant changes in the business and legal climate and competition, and (iii) Company-specific assumptions including historical data and experience, operating performance indicators, projections of revenues and expenses and related cash flows, expected long-term growth rates, sale or disposition of a significant portion of the business, the development of its stock price, and other factors. If we determine that the fair value is more likely than not less than the carrying value, or we decide to bypass the qualitative assessment for a reporting unit, goodwill is tested for impairment under the two-step valuation test. The first step is to estimate the fair value of each reporting unit and compare this estimated fair value with each reporting unit's carrying value. If the fair value is less than the carrying value, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. In this second step, a fair value exercise similar to a business combination would be performed where the individual identifiable assets and liabilities of the reporting unit are valued at fair value with the difference between the fair value of the reporting unit being the implied fair value of goodwill. As of September 30, 2013, based on the qualitative assessment, the Company determined that step one of the impairment test is not required. If we would determine the fair value of a reporting unit, we would use a discounted future cash flow model to estimate reporting unit fair value. Significant assumptions in a discounted cash flow model would include discount rate, revenue and gross profit margin growth and terminal growth rates based on our judgments, estimates and assumptions.

The Company elected to early adopt ASU 2012-02, *"Testing Indefinite-Lived Intangible Assets for Impairment"* , which allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets, similar to the guidance on goodwill impairment testing in ASU 2011-08, together with ASU 2011-08 for the fiscal year 2012 impairment test performed in the fourth quarter. The adoption of this guidance did not affect our consolidated financial statements.

Sirona evaluates trademarks and in-process research and development ("IPR&D"), which are considered indefinite-lived intangible assets until the associated projects are completed, for impairment at least annually or whenever events or circumstances indicate their carrying value might be impaired. In performing this assessment, Sirona's management employs a systematic methodology that considers qualitative and quantitative evidence in evaluating whether an impairment is likely to have occurred. These factors include operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. If an impairment is likely to have occurred, as estimate of the fair value of the indefinite-lived intangible assets is performed. The carrying value is considered impaired when it exceeds the fair market value. In such an event, an impairment loss is recognized equal to the amount of that excess. Key assumptions in determining fair value include using the expected discounted cash flows. Once an impairment is determined, an impairment charge is recorded in the consolidated statement of income.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sirona's primary market risk exposure is foreign currency risk, which can adversely affect our revenues and operating profits. To help mitigate this risk, Sirona enters into forward exchange contracts.

Sirona is also exposed to interest rate risk associated with short and long-term bank loans bearing variable interest rates. To help mitigate this interest rate risk exposure, Sirona enters into interest rate swap agreements.

The following discussion should be read in conjunction with Notes 2, 12, and 13 to Sirona's audited consolidated financial statements appearing elsewhere in this report, which provide further information on Sirona's derivative instruments.

Exchange Rate Sensitivity

The Euro is the functional currency for the majority of Sirona's subsidiaries, including its German operations, which are the primary sales and manufacturing operations of Sirona. Sales from other Sirona operations are denominated in various foreign currencies. Sales in Euro, U.S. Dollar and a number of other currencies represented approximately 40 %, 36 % and 24 %, respectively, of total sales for fiscal year 2013. In order to hedge portions of the transactional exposure to fluctuations in exchange rates, based on forecasted and firmly committed cash flows, Sirona enters into forward foreign currency (different from functional currency) contracts. These forward foreign currency contracts are intended to reduce short-term effects of changes in exchange rates. Sirona does not apply hedge accounting to these forward foreign currency contracts.

A significant portion of our senior term loan is denominated in Euro. The Euro-denominated part of the senior term loan was granted to one of our German subsidiaries, whose functional currency is the Euro. Accordingly, the Company does not consider this facility to be a foreign currency risk sensitive instrument.

The table below provides information, as of September 30, 2013, about receivables and derivative financial instruments by functional currency and presents such information in U.S. Dollars, which is Sirona's reporting currency. The table summarizes information only for those instruments and transactions that are sensitive to foreign currency exchange rates. The estimated fair value of receivables is considered to approximate their carrying value because receivables have a short maturity. A receivable denominated in Euro held by subsidiaries whose functional currency is the Euro is not sensitive to exchange rate changes. The table below includes only those Euro receivables held by subsidiaries with non-Euro functional currencies. Likewise, a receivable denominated in U.S. Dollars held by entities whose functional currency is the U.S. Dollar is not sensitive to exchange rate changes. The table below includes only those U.S. Dollar receivables held by subsidiaries with non-U.S. Dollar functional currencies. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

As of September 30, 2013	Expected Maturity Date							
	Fiscal Year							
	2014	2015	2016	2017	2018	Beyond 2019	Total	Fair Value
	$'000s							
Instruments sensitive to exchange rate risk (all held by subsidiaries with functional currencies other than those stated below)								
Receivables (grouped by transactional currency):								
U.S. Dollar	$36,425	$—	—	—	—	—	$36,425	$36,425
Japanese Yen	16,460	—	—	—	—	—	16,460	16,460
Australian Dollar	6,491	—	—	—	—	—	6,491	6,491
Euro	179	—	—	—	—	—	179	179
Korean Won	5,882	—	—	—	—	—	5,882	5,882
Russian Ruble	5,548	—	—	—	—	—	5,548	5,548
Turkish Lira	962	—	—	—	—	—	962	962
Brazilian Real	14,740	—	—	—	—	—	14,740	14,740
South African Rand	6,780	—	—	—	—	—	6,780	6,780
Mexican Peso	565	—	—	—	—	—	565	565
Total receivables sensitive to exchange rate risk	**$94,090**	**$—**	**—**	**—**	**—**	**—**	**$94,090**	**$94,090**
Forward Exchange Contracts:								
U.S. Dollar short / Euro long	$32,544						$32,544	$ 629
Australian Dollar short / Euro long	3,165						3,165	153
Japanese Yen short / Euro long	2,364						2,364	76
Total U.S. Dollar notional amount	**$38,073**	**—**	**—**	**—**	**—**	**—**	**$38,073**	**$ 858**
Average contract exchange rate (all contracts) *U.S. Dollar/Euro*	$1.3236	—	—	—	—	—	—	—

Interest Rate Sensitivity

On November 16, 2011, Sirona entered into interest rate swaps to fully hedge its interest exposure in connection with the New Senior Facilities Agreement dated November 14, 2011. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Long-term debt" for further details.

A hypothetical, instantaneous increase of one percentage point in the interest rates applicable to the variable interest rate debt would have increased the interest expense for the fiscal years ended September 30, 2013 and 2012, by approximately $0.0 million and $0.6 million, respectively.

The following table presents the interest rates and scheduled maturities of principal by fiscal year for our outstanding variable-rate indebtedness as of September 30, 2013:

As of September 30, 2013	**Expected Maturity Date**							
	Fiscal Year							
	2014	**2015**	**2016**	**2017**	**2018**	**Beyond 2019**	**Total**	**Fair Value**
					$'000s			
Instruments sensitive to interest rate risk								
(1) Variable-rate debt (U.S. dollar)	$—	$—	22,500	52,500	—	—	$75,000	$75,000
Actual interest rate of 2.88% per annum as of September 30, 2013								
Total instruments sensitive to interest rate risk	**$—**	**$—**	**22,500**	**52,500**	**—**	**—**	**$75,000**	**$75,000**

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included as a separate section of this Annual Report on Form 10-K, beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of September 30, 2013. Based upon this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2013, the Company's disclosure controls and procedures are effective. Our disclosure controls and procedures are designed to ensure that information relating to the Company, including our consolidated subsidiaries, that is required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms, and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (1992). Based on our assessment, management believes that, as of September 30, 2013, our internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, which audited the Company's financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting. Please see attestation report on page F-3.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year (September 30, 2013).

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year (September 30, 2013).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year (September 30, 2013).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year (September 30, 2013).

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year (September 30, 2013).

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements, See Index to Financial Statements on Page F-1

(b) The following Exhibits are included in this report:

Exhibit No.	Item Title
2.1	Exchange Agreement, by and among Sirona Holdings Luxco S.C.A, Blitz 05-118 GmbH and Schick Technologies, Inc., dated September 25, 2005 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed on September 26, 2005)
2.2	Amendment No. 1 to Exchange Agreement, dated May 11, 2006 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed on May 16, 2006)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to Form 8-K filed on June 20, 2006)
3.3	Bylaws of the Company effective as of September 20, 2010 (incorporated by reference to Exhibit 3.2 to Form 8-K, filed on September 23, 2010)
4.1	Form of Common Stock certificate of the Company (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3, File No. 333-153092, filed on August 20, 2008)
10.1	1996 Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Form 10-K, filed on July 13, 2001)†
10.2	Amendment to 1996 Employee Stock Option Plan (incorporated by reference to the Company's definitive proxy statement on Schedule 14A, filed on May 16, 2006)†
10.3	1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.2 to Form 10-K, filed on June 18, 2003)†
10.4	Sirona Dental Systems, Inc. Equity Incentive Plan (incorporated by reference to the Company's definitive proxy statement on Schedule 14A, filed on January 26, 2007)†
10.5	Form of Stock Option Notice under Sirona Dental Systems, Inc. Equity Incentive Plan (incorporated by reference to Form 8-K filed on February 28, 2007)†
10.6	Distributorship Agreement, dated April 6, 2000, by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.34 to Form 10-K, filed on June 29, 2000)**
10.7	Amendment No. 1 to Distributorship Agreement, dated July 1, 2005 by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.1 to Form 10-Q/A, filed on March 24, 2006)**
10.8	Consulting and Non-Competition Agreement between Schick Technologies, Inc. and David B. Schick, dated May 7, 2004 (incorporated by reference to Exhibit 10.33 to Form 10-K, filed on June 25, 2004)
10.9	Transaction Services Agreement by and between Blitz F04-506 GmbH, Sirona Dental Services GmbH & Co KG, Sirona Dental Systems GmbH, MDP IV Offshore GP, LP and Harry M. Jansen Kraemer, Jr., dated July 6, 2005 (incorporated by reference to Exhibit 10.7 to Form 10-K, filed on December 11, 2006)

10.10	Registration Agreement between the Company and Luxco, dated as of June 20, 2006 (incorporated by reference to Exhibit 2.1 to Form 8-K filed on June 20, 2006)
10.11	Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 14, 2006 (incorporated by reference to Exhibit 2.2 to Form 8-K filed on June 20, 2006)†
10.12	Employment Agreement between the Company and Michael Stone, dated as of June 14, 2006 (incorporated by reference to Exhibit 2.3 to Form 8-K filed on June 20, 2006)†
10.13	Transition and Severance Agreement between the Company and Zvi Raskin, dated as of June 14, 2006 (incorporated by reference to Exhibit 2.4 to Form 8-K filed on June 20, 2006)†
10.14	Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Jost Fischer, dated as of January 25, 2002 (incorporated by reference to Exhibit 10.5 to Form 10-Q, filed on August 9, 2006)†
10.15	Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Simone Blank, dated as of June 27, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-Q, filed on August 9, 2006)†
10.16	Consolidated and Restated Amendment to Distributorship Agreement between Sirona Dental Systems GmbH and Patterson Companies, Inc. (incorporated by reference to Exhibit 10.8 to Form 10-Q, filed on August 9, 2006)**
10.17	Senior Facilities Agreement (incorporating amendments made on December 5, 2006 and January 19, 2007) among Sirona Dental Systems, Inc., Schick Technologies, Inc., Sirona Dental Systems GmbH, Sirona Dental Services GmbH, Sirona Dental Systems LLC, Sirona Holding GmbH, Sirona Immobilien GmbH, J.P. Morgan PLC, UBS Limited, JPMorgan Chase Bank, N.A., and J.P. Morgan Europe Limited, dated November 22, 2006 (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 10, 2007)
10.18	Description of the Sirona Dental Systems, Inc. EVA Plan (incorporated by reference to Exhibit 10.18 to Form 10-K filed on December 7, 2007)†
10.19	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated June 9, 2004 (superseded by the employment agreement dated June 20, 2006 (the "2006 employment agreement") incorporated by reference as Exhibit 10.11 to this Form 10-K, except for the bonus information contained in Section IV referenced in the 2006 employment agreement)†
10.20	Company's 2008 Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 8, 2008)†
10.21	Company's 2009 Executive Bonus Plan (incorporated by reference to Exhibit 10.21 to Form 10-K, filed on December 4, 2008)†
10.22	Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of December 2, 2008 (superseding an Executive Service Agreement between Sirona Dental GmbH and Jost Fischer, dated as of October 10, 2007, which superseded the Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Jost Fischer, dated as of January 25, 2002) (incorporated by reference to Exhibit 10.22 to Form 10-K, filed on December 4, 2008)†
10.23	Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of December 2, 2008 (superseding an Executive Service Agreement between Sirona Dental GmbH and Simone Blank, dated as of October 1, 2007, which superseded the Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Simone Blank, dated as of June 27, 2001) (incorporated by reference to Exhibit 10.23 to Form 10-K, filed on December 4, 2008)†

10.24	Amendment to Employment Agreement, dated as of December 2, 2008, between the Company and Jeffrey T. Slovin (amending the Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 14, 2006 and superseding the Employment Agreement between the Company and Jeffrey T. Slovin dated as of June 9, 2004) (incorporated by reference to Exhibit 10.24 to Form 10-K, filed on December 4, 2008)†
10.25	Sirona Dental Systems, Inc. Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on March 3, 2009)†
10.26	Schick Technologies, Inc. 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on March 3, 2009)†
10.27	Renewal Letter Agreement, dated as of May 4, 2009, between Sirona Dental Services GmbH, a corporation organized under the laws of Germany ("Sirona GmbH") and Sirona Holdings Luxco S.C.A., a société en commandite par actions organized under the laws of the Grand Duchy of Luxembourg ("Luxco"), to the Advisory Services Agreement dated October 1, 2005 between Sirona GmbH and Luxco, together with the Assignment and Assumption Agreement dated May 4, 2009 among Sirona GmbH, Sirona Dental Systems, Inc. and Luxco (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 5, 2009)
10.28	Form of Restricted Stock Unit Agreement for December 8, 2009 restricted stock unit grants (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on December 11, 2009)†
10.29	Amendment to Distributorship Agreement, dated May 5, 2010, by and between Schick Technologies, Inc. and Patterson Companies, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 5, 2010)**
10.30	Amendment No. 2 to Amended and Restated Employment Agreement, dated as of September 20, 2010, between the Company and Jeffrey T. Slovin (amending the Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 14, 2006) (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on September 23, 2010)†
10.31	Employment Agreement, dated as of September 13, 2007, as amended on October 15, 2008, by and between Sirona Dental GmbH and Walter Petersohn (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on September 23, 2010)†
10.32	Supplement Agreement to Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of November 15, 2010, as amended by the Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of December 2, 2008 (incorporated by reference to Exhibit 10.32 to Form 10-K, filed on November 18, 2010)†**
10.33	Supplement Agreement to Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of November 15, 2010, as amended by the Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of December 2, 2008 (incorporated by reference to Exhibit 10.33 to Form 10-K, filed on November 18, 2010)†**
10.34	Amendment to Consolidated and Restated Amendment to Distributorship Agreement, dated May 3, 2011, between Patterson Companies. Inc. and Sirona Dental Systems GMBH (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 6, 2011)**
10.35	Term and Revolving Facilities Agreement between, among others, Sirona Dental Systems, Inc., Schick Technologies, Inc., Sirona Dental Systems, LLC, Sirona Dental Services GmbH, Sirona Dental Systems GmbH, Sirona Immobilien GmbH, Sirona Technologie GmbH & Co. KG, JPMorgan Limited, UniCredit Bank AG and J.P. Morgan Europe Limited, dated November 14, 2011. (incorporated by reference to Exhibit 10.35 to Form 8-K, filed on November 18, 2011)
10.36	Senior Facilities Agreement, dated November 4, 2011, by and among Sirona Dental Systems, Inc., J.P. Morgan Limited, Unicredit Bank AG and J.P. Morgan Europe Limited. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on November 18, 2011)

10.37	Amended and Restated U.S. Distributorship Agreement, dated May 31, 2012, by and between Patterson Companies, Inc. and Sirona Dental Systems, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K/A, filed on July 12, 2012
10.38	Amended and Restated U.S. CAD-CAM Distributorship Agreement, dated May 31, 2012, by and between Patterson Companies, Inc. and Sirona Dental Systems GmbH. (incorporated by reference to Exhibit 10.2 to Form 8-K/A filed on July 12, 2012)
10.39	Letter Amendment to Amended and Restated Employment Agreement, dated as of October 1, 2012, between Sirona Dental Systems, Inc. and Jeffrey T. Slovin (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 5, 2012)†
10.40	Transition Agreement by and between Sirona Dental GmbH, Sirona Dental Systems, Inc. and Jost Fischer, dated November 16, 2012 (incorporated by reference to Exhibit 10.39 to Form 10-K, filed on November 16, 2012)†
10.41	Employment Contract between Sirona Dental Services GmbH and Rainer Berthan, dated February 20, 2012 (incorporated by reference to Exhibit 10.40 to Form 10-K, filed on November 16, 2012)†
10.42	Amendment to Amended and Restated Employment Agreement, dated as of May 7, 2013, between Sirona Dental Systems, Inc. and Jeffrey T. Slovin (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 10, 2013)†
10.43	Executive Employment Agreement, dated July 29, 2013, by and between Sirona Dental Systems, Inc. and Ulrich Michel (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed on August 2, 2013)†
10.44	Separation Agreement, dated August 1, 2013, by and between Sirona Dental GmbH, Sirona Dental Systems, Inc. and Simone Blank (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on August 2, 2013)†
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)
16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission confirming statements made about it by Company in connection with changes to the Company's certifying accountant (incorporated by reference to Exhibit 16.1 to Form 8-K, filed on June 26, 2006)
21.1	List of Subsidiaries of Company*
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Section 1350 Certification of Chief Executive Officer*
32.2	Section 1350 Certification of Chief Financial Officer*
101.INS	XBRL Instance Document***
101.SCH	XBRL Taxonomy Extension Schema Document***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***
101.LAB	XBRL Taxonomy Labels Linkbase Document***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

† Compensatory plan or arrangement
* Filed herewith

** Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

*** Attached as Exhibit 101 to this report are the following documents formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2013 and 2012, (ii) Consolidated Statements of Income for the years ended September 30, 2013, 2012 and 2011, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2013, 2012 and 2011, (iv) Consolidated Statements of Shareholders' Equity for the years ended September 30, 2013, 2012 and 2011, (v) Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011, and (vi) Notes to Consolidated Condensed Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SIRONA DENTAL SYSTEMS, INC.

Dated: November 22, 2013

By: /s/ JEFFREY T. SLOVIN

Jeffrey T. Slovin

President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ JEFFREY T. SLOVIN Jeffrey T. Slovin	President, Chief Executive Officer, and Director (Principal Executive Officer)	November 22, 2013
/s/ ULRICH MICHEL Ulrich Michel	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 22, 2013
/s/ THOMAS JETTER Thomas Jetter	Chairman of the Board and Director	November 22, 2013
/s/ DAVID BEECKEN David Beecken	Director	November 22, 2013
/s/ WILLIAM K. HOOD William K. Hood	Director	November 22, 2013
/s/ ARTHUR D. KOWALOFF Arthur D. Kowaloff	Director	November 22, 2013
/s/ HARRY M. JANSEN KRAEMER, JR. Harry M. Jansen Kraemer, Jr.	Director	November 22, 2013
/s/ TIMOTHY P. SULLIVAN Timothy P. Sullivan	Director	November 22, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sirona Dental Systems, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 22, 2013 expressed an unqualified opinion on the effectiveness of Sirona Dental Systems, Inc.'s internal control over financial reporting.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We have audited Sirona Dental Systems, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sirona Dental Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sirona Dental Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013, and our report dated November 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 22, 2013

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Financial Statement Notes	September 30, 2013	September 30, 2012
		$'000s (except per share amounts)	
ASSETS			
Current assets			
Cash and cash equivalents		$ 241,745	$ 151,088
Restricted cash		681	—
Accounts receivable, net of allowance for doubtful accounts of $1,588 and $1,408, respectively	6	145,212	132,569
Inventories, net	7	109,175	81,007
Deferred tax assets	10	31,370	24,781
Prepaid expenses and other current assets		32,556	17,622
Income tax receivable	10	2,345	2,213
Total current assets		**563,084**	**409,280**
Property, plant and equipment, net of accumulated depreciation and amortization of $156,730 and $125,706, respectively	8	182,737	143,351
Goodwill	9	672,086	631,077
Intangible assets, net of accumulated amortization of $503,130 and $446,447, respectively	9	301,718	288,556
Other non-current assets		5,620	9,382
Deferred tax assets	10	13,174	12,888
Total assets		**$1,738,419**	**$1,494,534**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Trade accounts payable		$ 73,235	$ 51,961
Short-term debt and current portion of long-term debt	12	447	478
Income taxes payable	10	9,319	14,906
Deferred tax liabilities	10	745	817
Accrued liabilities and deferred income	11	162,341	118,075
Total current liabilities		**246,087**	**186,237**
Long-term debt	13	75,000	75,000
Deferred tax liabilities	10	131,455	122,441
Other non-current liabilities		27,447	16,852
Pension related provisions	19	65,985	61,629
Deferred income	14	34,401	40,000
Total liabilities		**580,375**	**502,159**
Shareholders' equity			
Preferred stock ($0.01 par value; 5,000,000 shares authorized; none issued and outstanding)		—	—
Common stock ($0.01 par value; 95,000,000 shares authorized;			
57,213,615 shares issued and 54,999,436 shares outstanding at Sept. 30, 2013; 56,598,045 shares issued and 55,051,673 shares outstanding at Sept. 30, 2012		572	566
Additional paid-in capital		723,288	699,279
Treasury stock (at cost) 2,214,179 shares held at cost at Sept. 30, 2013; 1,546,372 shares held at cost at Sept. 30, 2012		(111,955)	(69,058)
Excess of purchase price over predecessor basis		(49,103)	(49,103)
Retained earnings		584,216	437,471
Accumulated other comprehensive income/(loss)	5	8,607	(29,797)
Total Sirona Dental Systems, Inc. shareholders' equity		**1,155,625**	**989,358**
Noncontrolling interests		2,419	3,017
Total shareholders' equity		**1,158,044**	**992,375**
Total liabilities and shareholders' equity		**$1,738,419**	**$1,494,534**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Financial Statement Notes	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s (except per share amounts)		
Revenue		**$ 1,101,491**	**$ 979,351**	**$ 913,866**
Cost of sales		510,136	455,400	430,214
Gross profit		**591,355**	**523,951**	**483,652**
Selling, general and administrative expense		332,849	295,659	277,081
Research and development		59,575	52,622	55,530
Provision for doubtful accounts and notes receivable		613	(75)	96
Net other operating income	20	(14,414)	(10,000)	(10,000)
Operating income		**212,732**	**185,745**	**160,945**
(Gain)/loss on foreign currency transactions, net		12,355	5,873	(5,668)
(Gain)/loss on derivative instruments	21	(421)	(1,961)	3,302
Interest expense, net	18	3,410	3,767	3,883
Other (income)/expense		(183)	(257)	(101)
Income before taxes		**197,571**	**178,323**	**159,529**
Income tax provision	10	49,022	42,718	35,744
Net income		148,549	135,605	123,785
Less: Net income attributable to noncontrolling interests		1,804	1,773	1,992
Net income attributable to Sirona Dental Systems, Inc.		**$ 146,745**	**$ 133,832**	**$ 121,793**
Income per share (attributable to Sirona Dental Systems, Inc. common shareholders):	15			
- Basic		$ 2.67	$ 2.41	$ 2.19
- Diluted		$ 2.61	$ 2.36	$ 2.13
Weighted average shares—basic		54,979,044	55,524,188	55,735,422
Weighted average shares—diluted		56,213,992	56,755,396	57,292,996

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Financial Statement Notes	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s (except per share amounts)		
Net income		$148,549	$135,605	$123,785
Other comprehensive income/(loss), net of tax:	5			
Cumulative translation adjustment		36,715	(49,995)	(6,041)
Net gain/(loss) on derivative financial instruments (hedging)		582	(1,258)	—
Unrecognized elements of pension cost, net of tax		942	10,176	(2,434)
Total other comprehensive income/(loss)		38,239	(41,077)	(8,475)
Total comprehensive income/(loss)		186,788	94,528	115,310
Less: Comprehensive income/(loss) attributable to noncontrolling interests		1,639	1,802	1,909
Comprehensive income/(loss) attributable to Sirona Dental Systems, Inc. shareholders		**$185,149**	**$ 92,726**	**$113,401**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Sirona Dental Systems, Inc. Shareholders									
	Common share capital	Number of common shares issued and outstanding	Additional paid-in capital	Treasury stock	Excess of purchase price over predecessor basis	Retained earnings	Accumulated other comprehensive income	Total Sirona Dental Systems, Inc. Shareholders	Noncontrolling interests	Total
	$'000s (except for amount of common shares issued)									
Balances as of September 30, 2010	$553	55,305,581	$652,698	$ (284)	(49,103)	$181,846	$ 19,701	$ 805,411	$ 2,222	$ 807,633
Issuance of common stock upon exercise of options	10	959,116	11,138		—	—	—	11,148		11,148
Purchase of treasury stock (at cost)		(449,374)		(19,465)				(19,465)		(19,465)
Stock compensation	—		7,604		—	—	—	7,604		7,604
Tax benefit of stock options exercised and net effect of vesting of RSUs/PSUs	—		7,552		—	—	—	7,552		7,552
One-time non-cash compensation charge (payment by shareholder—Note 24)			6,625					6,625		6,625
Dividend distribution to noncontrolling interest									(487)	(487)
Comprehensive income	—		—	—	—	121,793	(8,392)	113,401	1,909	115,310
Balances as of September 30, 2011	$563	55,815,323	$685,617	$ (19,749)	(49,103)	$303,639	$ 11,309	$ 932,276	$ 3,644	$ 935,920
Issuance of common stock upon exercise of options	3	305,625	3,932		—	—	—	3,935		3,935
Purchase of treasury stock (at cost)		(1,069,275)		(49,309)				(49,309)		(49,309)
Stock compensation	—		8,623		—	—	—	8,623		8,623
Tax benefit of stock options exercised and net effect of vesting of RSUs/PSUs	—		367		—	—	—	367		367
Purchase of shares from noncontrolling interest			740						(740)	—
Dividend distribution to noncontrolling interest									(1,689)	(1,689)
Comprehensive income	—		—	—	—	133,832	(41,106)	92,726	1,802	94,528
Balances as of September 30, 2012	$566	55,051,673	$699,279	$ (69,058)	(49,103)	$437,471	$(29,797)	$ 989,358	$ 3,017	$ 992,375
Issuance of common stock upon exercise of options	6	615,570	7,926		—	—	—	7,932		7,932
Purchase of treasury stock (at cost)		(667,807)		(42,897)				(42,897)		(42,897)
Stock compensation	—		12,813		—	—	—	12,813		12,813
Tax benefit of stock options exercised and net effect of vesting of RSUs/PSUs	—		3,854		—	—	—	3,854		3,854
Purchase of shares from noncontrolling interest			(584)						(802)	(1,386)
Dividend distribution to noncontrolling interest									(1,435)	(1,435)
Comprehensive income	—		—	—	—	146,745	38,404	185,149	1,639	186,788
Balances as of September 30, 2013	$572	54,999,436	$723,288	$(111,955)	(49,103)	$584,216	$ 8,607	$1,155,625	$ 2,419	$1,158,044

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Cash flows from operating activities			
Net income	**$ 148,549**	**$135,605**	**$123,785**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	75,596	77,749	81,173
Compensation charge paid by shareholders	—	—	6,625
(Gain)/loss on disposal of property, plant and equipment	93	(91)	—
(Gain)/loss on derivative instruments	(421)	(1,961)	3,302
(Gain)/loss on foreign currency transactions	12,355	5,873	(5,668)
Deferred income taxes	(2,665)	(17,274)	(17,173)
Amortization of debt issuance cost	554	631	587
Share-based compensation expense	12,813	8,623	7,604
Changes in assets and liabilities			
Accounts receivable	(13,174)	(38,301)	(14,202)
Inventories	(26,778)	8,824	(19,542)
Prepaid expenses and other current assets	(14,345)	(1,935)	8,861
Restricted cash	(698)	646	20
Other non-current assets	(278)	(290)	(453)
Trade accounts payable	16,398	4,600	6,191
Accrued liabilities and deferred income	22,857	(6,674)	2,566
Other non-current liabilities	7,555	15,144	(2,997)
Income taxes receivable	(59)	1,954	(697)
Income taxes payable	(6,327)	8,246	(1,129)
Net cash provided by operating activities	**$ 232,025**	**$201,369**	**$178,853**
Cash flows from investing activities			
Investment in property, plant and equipment	(70,715)	(47,131)	(56,958)
Proceeds from sale of property, plant and equipment	83	105	—
Prepayments for other assets	—	(4,612)	—
Purchase of intangible assets	(1,194)	(514)	(203)
Purchase of long-term investments	—	—	(145)
Acquisition of business, net of cash acquired	(35,019)	—	(20,836)
Net cash used in investing activities	**$(106,845)**	**$ (52,152)**	**$ (78,142)**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Cash flows from financing activities			
Repayments of short-term and long-term debt	$ (98)	$(434,364)	$ —
Proceeds from borrowings	—	138,932	—
Purchase of treasury stock	(42,897)	(49,309)	(19,465)
Debt issuance cost	—	(2,765)	—
Purchase of shares from noncontrolling interest	(1,386)	—	—
Dividend distributions to noncontrolling interest	(1,435)	(1,689)	(487)
Common shares issued under share based compensation plans	7,926	3,932	11,138
Tax effect of common shares exercised under share based compensation plans	(183)	(181)	8,501
Net cash used in financing activities	**$ (38,073)**	**$(345,444)**	**$ (313)**
Change in cash and cash equivalents	87,107	(196,227)	100,398
Effect of exchange rate change on cash and cash equivalents	3,550	1,456	(6,306)
Cash and cash equivalents at beginning of period	151,088	345,859	251,767
Cash and cash equivalents at end of period	**$241,745**	**$ 151,088**	**$345,859**
Supplemental information			
Interest paid	$ 2,848	$ 2,966	3,380
Interest capitalized	184	237	450
Income taxes paid	65,663	44,795	46,923
Acquisition of business			
Current assets	$ 5,185	$	$ 201
Non-current assets	61,237		47,255
Current liabilities	(7,835)		(269)
Non-current liabilities	(11,951)		(16,139)
	46,636	—	**31,048**
Cash paid	**(36,673)**		**(20,895)**
Settlement of balances	**(4,544)**		
Fair value of liabilities incurred	**$ 5,419**	$ —	**$ 10,153**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Operations

Sirona Dental Systems, Inc. ("Sirona," the "Company," "we," "us," and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries) is the leading global manufacturer of high-quality, technologically advanced dental equipment, and is focused on developing, manufacturing and marketing innovative systems and solutions for dentists around the world. We offer a broad range of products across all major segments of the dental technology market including CEREC and our other CAD/CAM systems, digital intra oral and 2D and 3D panoramic imaging systems, treatment centers, and instruments. The Company acquired Schick Technologies, Inc. ("Schick") in 2006, in a transaction accounted for as a reverse acquisition (the "Exchange"), further expanding our global presence and product offerings and strengthening our research and development capabilities. Sirona has served equipment dealers and dentists worldwide for more than 130 years. The Company's headquarters are located in Long Island City, New York, with its primary facility located in Bensheim, Germany, as well as other support, manufacturing, assembling, and sales and service facilities located around the globe.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All amounts are reported in thousands of U.S. Dollars ($), except per share amounts or as otherwise disclosed.

Fiscal Year

The Company's fiscal year is October 1 to September 30.

Principles of Consolidation

The consolidated financial statements include, after eliminating inter-company transactions and balances, the accounts of Sirona Dental Systems, Inc. and its subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from estimates. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, purchase accounting assumptions, depreciable lives of assets, amortization periods, impairment of long-lived assets, deferred tax asset valuation allowance, discounts to customers, pension reserves, provisions and warranty reserves.

Foreign Currency

The functional currency for foreign operations has been determined in all cases to be the local currency. Adjustments resulting from translating foreign functional-currency assets and liabilities are recorded in shareholders' equity as a component of accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in the consolidated statements of income, except for intra-group transactions of a long-term nature, which are recorded in shareholders' equity as a component of accumulated other comprehensive income.

Comprehensive Income

In addition to net income, comprehensive income includes other charges or credits to equity other than those resulting from transactions with shareholders. Accumulated other comprehensive income relates to foreign currency translation adjustments related to the Company's foreign subsidiaries, changes in the fair value of cash flow hedges, as well as to the pension adjustment resulting from the application of ASC 715-30, *Compensation-Retirement Benefits—Defined Benefit Plans-Pension.*

On October 1, 2012, the Company adopted the new accounting guidance for reporting comprehensive income ("CI") (ASU 2011-05, *Presentation of Comprehensive Income*). This new guidance requires that all non-owner changes in shareholders' equity be presented either (1) in a single continuous statement of comprehensive income or (2) in two separate but consecutive statements. As a result, the Company reported all such changes in two separate, consecutive statements: Condensed Consolidated Statements of Income and Condensed Consolidated Statement of Comprehensive Income ("CI Statement"). The Company previously reported these items in its Consolidated Statement of Changes in Equity ("Equity Statement"). As a result of adoption, this detailed information was moved from the Equity Statement to the new and separate CI Statement. The details for these items (category and type of change, current period movements, and related tax effects) are reported separately in Note 5 to the consolidated financial statements. All related disclosures have been adjusted accordingly. Prior year amounts and presentation associated with non-owner changes in shareholders' equity have been adjusted accordingly to conform to the adoption.

Revenue Recognition

The Company's main revenue stream results from the delivery of dental equipment. The Company also enters into revenue arrangements that consist of multiple deliverables of its product and service offerings. Additionally, certain products, primarily in our CAD/CAM and Imaging segments, may contain embedded software that functions together with the product to deliver the product's essential functionality.

Revenue, net of related discounts and allowances, is recognized when products or equipment have been shipped, when persuasive evidence of the arrangement exists, the price is fixed or determinable, collectability is reasonably assured, title and risk of loss has passed to customers based on the shipping terms, no significant obligations remain, and allowances for discounts, returns, and customer incentives can be reliably estimated. The Company offers discounts to its distributors if certain conditions are met. Discounts and allowances are primarily based on the volume of products purchased or targeted to be purchased by the individual customer or distributor. Discounts are deducted from revenue at the time of sale or when the discount is offered, whichever is later. The Company estimates volume discounts based on the individual customer's historical and estimated future product purchases. Returns of products, excluding warranty related returns, are infrequent and insignificant. Amounts received from customers in advance of product shipment are classified as deferred income until the revenue can be recognized in accordance with the Company's revenue recognition policy.

Services: Service revenue is generally recognized ratably over the contract term as the specified services are performed. Amounts received from customers in advance of rendering of services are classified as deferred income until the revenue can be recognized upon rendering of those services.

Extended Warranties: The Company offers its customers an option to purchase extended warranties on certain products. The Company recognizes revenue on these extended warranty contracts ratably over the life of the contract. The costs associated with these extended warranty contracts are recognized when incurred.

Multiple-Element Arrangements ("MEAs"): Arrangements with customers may include multiple deliverables, including any combination of equipment, services, and extended warranties. The deliverables included in the Company's MEAs are separated into more than one unit of accounting when (i) the delivered equipment has value to the customer on a stand-alone basis, and (ii) delivery of the undelivered service element(s) is probable and substantially in the control of the Company. Arrangement consideration is then allocated to each unit, delivered or undelivered, based on the relative selling price ("RSP") of each unit of accounting based first on vendor-specific objective evidence ("VSOE") if it exists and then based on estimated selling price ("ESP").

VSOE—In most instances, products are sold separately in stand-alone arrangements. Services are also sold separately through renewals of contracts with varying periods. The Company determines VSOE based on its pricing and discounting practices for the specific product or service when sold separately, considering geographical, customer, and other economic or marketing variables, as well as renewal rates or stand-alone prices for the service element(s).

ESP—The estimated selling price represents the price at which the Company would sell a product or service if it were sold on a stand-alone basis. When VSOE does not exist for all elements, the Company determines ESP for the arrangement element based on sales, cost and margin analysis, as well as other inputs based on its pricing practices. Adjustments for other market and Company-specific factors are made as deemed necessary in determining ESP.

After separating the elements into their specific units of accounting, total arrangement consideration is allocated to each unit of accounting according to the nature of the revenue as described above and application of the RSP method. Total recognized revenue is limited to the amount not contingent upon future transactions.

Research and Development

Amounts spent by the Company for research and development (R&D) efforts are recorded as R&D expenses when incurred. R&D costs relate primarily to internal costs for salaries, direct overhead costs and outside vendors. The Company capitalizes costs of equipment used for general R&D if it has alternative future use. The depreciation related to this capitalized equipment is included in the Company's R&D costs. Software development costs incurred prior to the attainment of technological feasibility are considered R&D and are expensed as incurred.

Warranty Expense

The Company offers warranties on its products for periods between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. Estimated warranty expenses are recorded as an accrued liability and selling, general and administrative expense.

Shipping and Handling Costs

Shipping and handling costs charged to customers are included in revenues, and the associated expense is recorded in cost of sales for all periods presented.

Advertising Costs

Advertising costs are expensed as incurred and recorded within selling, general and administrative expense. During the last three fiscal years, advertising expense was as follows:

	Advertising Costs
	$'000s
Fiscal year ended September 30, 2013	$39,285
Fiscal year ended September 30, 2012	34,228
Fiscal year ended September 30, 2011	33,091

Pension Benefits

The Company has defined benefit and defined contribution pension plans and an early retirement plan. Sirona recognizes changes in the funded status of its benefit plans, not yet recognized in the income statement, in other comprehensive income until they are amortized as a component of net periodic benefit cost in accordance with the provisions of ASC 715-30, *Compensation-Retirement Benefits—Defined Benefit Plans-Pension.*

Pension expense is recognized on an accrual basis over the employee's approximate service periods. Defined benefit pension costs are determined by using an actuarial method, which provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. Costs relating to changes in the benefit plan as well as the transition obligation are amortized. Disclosure of the components of periodic pension cost is also required. When purchase accounting is applied, pension liabilities are recognized for the projected benefit obligation in excess of plan assets.

For the defined contribution pension plans, the net pension cost is equal to the contributions required by the plan.

The Company also has an early retirement plan, Altersteilzeit ("ATZ"), which allows certain German employees who have been accepted into the plan to retire at 60 rather than at the legal retirement age of 67. Eligible employees are those who have attained the age of 59, have completed 12 years of service, and have been accepted to participate in the ATZ plan. Accepted employees join for a period of 2-4 years, during which they work in full active service for 50% of the agreed ATZ plan period, the remaining 50% of the plan period being the passive phase during which the employee does not work. Alternatively, the employee may work for 50% of the time for the entire agreed ATZ plan period. The alternative actually executed is decided via mutual agreement between Sirona and the employee. During the active service period, the employees receive 50% of their salary plus a bonus payment equal to 35% of their salary, and the remaining 50% of their salary, plus a bonus payment equal to 35% of their salary, is paid during the inactive service period. The Company recognizes the salary component of the ATZ plan over the period from the beginning of the ATZ period to the end of the active service period.

Income Taxes

Differences between the basis of assets and liabilities for financial statement purposes and for tax return purposes are recorded as deferred tax assets or deferred tax liabilities in the accompanying consolidated financial statements. Deferred taxes represent the tax consequences in future years of these differences at each balance sheet date, based on the enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. The provision (benefit) for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities. A valuation allowance is established when it is more likely than not that the deferred tax assets are not realizable. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income as an adjustment to income tax expense in the period that includes the enactment date. See Note 10, "Income Taxes" for additional information.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Investments in money market funds are carried at fair value. All other cash equivalents are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash represents cash balances that are i) pledged as collateral to financial institutions that provide security for prepayments from customers and other bonds or ii) held as security deposits for leased office space.

Accounts Receivable

Accounts receivable are stated at the invoiced amount, less allowances for doubtful accounts, which approximates fair value given their short-term due dates. Collectability of accounts receivable is regularly reviewed and is based upon managements' knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with the corresponding expense included in the provision for doubtful accounts and notes receivable in the Consolidated Statements of Income. Accounts receivable balances are written off when management deems the balances uncollectible.

Inventory

Inventory is carried at the lower of cost or market value. Cost is determined using standard costing, which approximates the weighted average cost method. In addition to direct material and direct labor costs, certain costs related to the overhead and production expenses are included in inventory. Inventory reserves are provided for risks relating to slow moving, unmarketable, and obsolete items.

Business Acquisitions

The Company acquires businesses as well as partial interests in businesses. Acquired businesses are accounted for using the acquisition method of accounting, which requires that all assets and liabilities are recorded at their respective fair values. Any excess of the purchase price over estimated fair values of net assets is recorded as goodwill. The assumptions made in determining fair value assigned to acquired assets and liabilities as well as asset lives can materially impact the results of operations.

The Company obtains information during due diligence and through other sources to arrive at respective fair values. Examples of factors and information that the Company uses to determine the fair values include: tangible and intangible asset evaluations and appraisals; evaluations of existing contingencies and liabilities; product line integration information; and information systems compatibilities. If the initial accounting for an acquisition is incomplete by the end of the quarter in which the acquisition occurred, the Company will record a provisional estimate in the financial statements. The provisional estimate will be finalized as soon as information becomes available but no later than one year from the acquisition date.

Investments in Companies

Investments in associated companies over which the Company can exercise significant influence but not effective control are accounted for using the equity method. Investments in associated companies over which the Company cannot exercise significant influence or effective control are accounted for at cost.

Property, Plant and Equipment

Property, plant, and equipment are recorded at historical cost plus the fair value of asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Additions, improvements and major renewals, which extend the useful life of the asset, are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in current operating income. Development costs for external use software incurred after the establishment of technological feasibility are capitalized and amortized to cost of revenues on a straight-line basis over the expected useful life of the software. Costs of software developed for internal use incurred during the development of the application are capitalized and amortized to operating expense on a straight-line basis over the expected useful life of the software. Prepayments for property, plant, and equipment are classified as property, plant, and equipment and are not depreciated until the assets are received and placed into service.

The cost of plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

	Minimum Useful Life (years)	Maximum Useful Life (years)
Buildings	25	50
Building improvements and leasehold improvements	5	10
Machinery and technical equipment	3	10
Software and software licenses	3	5

Finite-Lived Intangible Assets

Finite-lived intangible assets are amortized according to the pattern in which the economic benefit of the asset is used up over their estimated useful lives, as shown below:

	Minimum Useful Life (years)	Maximum Useful Life (years)
Patents and licenses	10	13
Technologies and Dealer Relationships	1	15

Impairment of Long-Lived and Finite-Lived Assets

Long lived assets held for use by the Company are reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. The Company performs ongoing impairment analysis on technology-related intangible assets. Determination of whether an impairment exists is based upon a comparison of the identifiable undiscounted cash flows of the assets or groups of assets to the carrying amount of the assets or groups of assets. If impaired, the resulting charge reflects the excess of the asset's carrying amount over its fair value.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite lived intangible assets, consisting of certain trademarks and in-process research and development (IPR&D), are not amortized, but are reviewed for potential impairment on an annual basis as of September 30, or whenever events or circumstances indicate that the carrying amount may not be recoverable. First, a qualitative assessment is performed on reporting units to determine if further quantitative impairment testing is necessary. If this qualitative assessment indicates that a possible impairment exists, a quantitative impairment test is performed. Goodwill impairment tests are based upon a comparison of the fair value of the reporting units to their respective carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill over its implied fair value. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying amount over its fair value.

Other non-current assets

Other non-current assets and prepaid expenses include capitalized debt issuance costs. The costs are amortized using the effective interest method. The non-current unamortized balance of such debt issuance costs was $1,156 and $1,681 as of September 30, 2013 and 2012, respectively.

Derivative Financial Instruments

The Company enters into forward foreign currency contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these contracts to limit the foreign exchange rate risk for periods generally not to exceed six months. The Company also enters into interest rate swaps to manage its interest rates on its long term debt.

The Company does not utilize financial instruments for speculative purposes. The Company accounts for derivative financial instruments in accordance with ASC 815, *Derivatives and Hedging*. This Topic prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company has designated its interest rate swaps as qualifying hedge instruments and therefore applies hedge accounting. The Company has not designated any of its foreign currency derivatives as qualifying for hedge accounting under ASC 815. All derivative instruments are recognized as either assets or liabilities in the consolidated balance sheet at fair value. The fair value of the forward foreign currency contracts and interest rate swaps are included within prepaid and other current assets or current accrued liabilities, depending on whether they are an asset or a liability. The change in fair value is recognized within "Gains (losses) on derivative instruments" in the consolidated statement of income for the forward foreign currency contracts and the ineffective portion of the interest rate swaps. The effective portion of interest rate swaps is recognized within "Accumulated other comprehensive income/(loss)" in the consolidated balance sheet.

Fair Value of Financial Instruments

Financial instruments consist of cash, cash equivalents, accounts receivable, accounts payable, bank loans, foreign currency forward contracts, interest rate swaps, and certain liabilities related to fixed and intangible asset purchases and liabilities for business acquisitions primarily from earn-out features. The carrying values of cash, cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term nature of these items. The fair value of the foreign currency forward contracts and interest rate swaps are estimated based on information such as quotes from financial institutions. The fair values of the acquisition-related liabilities are based on discounted valuations of commercial assumptions made by Company management of stipulations governed in the underlying purchase agreements.

3. Business Acquisitions

On October 8, 2012, the Company acquired 100% of the outstanding shares of capital stock of a technology company that develops and manufactures dental products. The results of its operations have been included in the consolidated financial statements since this date. The results were not material to the consolidated financial statements.

The fair value of total consideration transferred for this acquisition totaled $46.6 million, consisting of cash of $36.7 million, settlements of prior balances, and contingent consideration arrangements. The contingent consideration arrangements require the Company to pay the former owners additional amounts contingent upon revenue milestones. These contingent arrangements provide for payments ranging from $0 up to a total of approximately $13.0 million over the expected life cycle of the company's major product. The fair value of the contingent arrangements at acquisition date was $5.4 million and are being remeasured through settlement (amounts included in Note 22), with changes in fair value recorded in income. The fair value of the contingent arrangements as of September 30, 2013, was $5.9 million, with the change in fair value of $0.3 million recorded in other (income)/expense in the income statement for the fiscal year 2013.

On May 16, 2011, we acquired 100% of the outstanding shares of capital stock of a development stage technology company. The results of its operations have been included in the consolidated financial statements since this date. The results were not material to the consolidated financial statements. The fair value of total consideration transferred for this acquisition totaled $31.0 million, consisting of cash of $20.9 million and contingent consideration arrangements. The contingent consideration arrangements provide for payments ranging from $0 up to a total of $28 million (undiscounted) and vary over a period of up to 6 years, ending in fiscal 2018. As of September 30, 2011, we recorded initial goodwill of $4.9 million and contingent consideration arrangements of $10.2 million related to this acquisition. The fair value of the contingent arrangements as of September 30, 2013 and 2012, was $7.5 million and $7.9 million, respectively (amounts included in Note 22), with the current-period change in fair value of $(0.4) million recorded in other (income)/expense in the income statement for the fiscal year 2013.

4. Employee Share-Based Compensation

ASC 718, *Compensation—Stock Compensation*, requires that all share based compensation arrangements, including grants of stock option awards to employees, be recognized based on the estimated fair value of the share-based payment award.

Schick Legacy Plans

Share-based awards outstanding under Schick's legacy stock option plans continue to be outstanding. At the date of the acquisition of Schick, 862,220 vested and 458,179 unvested options were outstanding. Options granted under these plans have 10 year contractual lives and vesting periods of between 2 to 4 years from the grant date.

In contemplation of the acquisition by Sirona, Schick conditionally granted employees and consultants 1,530,000 options upon the acquisition by Sirona. The four year vesting period of that grant commenced with the closing of the business acquisition on June 20, 2006.

All Schick legacy plans have expired, and accordingly, no further options may be granted under such plans.

Equity Incentive Plan

Stock options, restricted stock shares, restricted stock units ("RSU"), and performance-based stock units ("PSU") have been issued to employees, directors, and consultants under the Company's 2006 Equity Incentive Plan ("2006 Plan"). The 2006 Plan provides for granting in total up to 4,550,000 stock options, incentive stock, restricted stock, RSU's, and PSU's. The 2006 Plan received stockholder approval at the Company's Annual Meeting of Stockholders held on February 27, 2007, and was amended on February 25, 2009. To cover the exercise of options and vesting of RSU's and PSU's, the Company generally issues new shares from its authorized but unissued share pool. As of September 30, 2013, 675,830 shares were available for future grant under the 2006 Plan.

Restricted and Performance-Based Stock Units

In fiscal year 2013, the Company granted 180,036 RSU's with an average value of $63.19, the value of which representing the average of the closing prices at grant dates.

RSU's and PSU's generally vest in annual tranches over a period of three to four years. The PSU's were granted to three executive officers of the Company and vest three years from the date of the grant provided the Company achieves earnings targets specified in the grant. All grants expire ten years after the date of the grant. RSU's and PSU'S do not have voting rights or rights to dividends prior to vesting. The value of each RSU and PSU grant is determined by the closing price at the date of grant. Share-based compensation expense for the entire award is recognized straight-line over the service period of the last separately vesting tranche of the award.

Stock Options

In fiscal year 2013, the Company granted 154,500 stock options with a weighted average exercise price of $63.45 and weighted average fair value of $21.74 at the grant date. Grants generally vest over four years. All grants expire ten years after the date of the grant.

The fair value of options granted under the 2006 Plan were estimated using the Black-Scholes option pricing model using assumptions in the following table. The exercise price is equal to the fair market value of Sirona's stock at the grant date. Expected volatility is based on the Company's history stock price volatility. The risk-free rate is based on the U.S. Treasury yield curve in effect at the day of grant and has a term equal to the expected life of the option. The expected life represents the period of time the options are expected to be outstanding based on anticipated grantee behavior. The expected dividend yield is based on the Company's history of not paying regular dividends in the past and the Company's current intention not to pay dividends in the foreseeable future.

	Year ended September 30, 2013	Year ended September 30, 2012
Expected Volatility	38.23%	39.17%
Risk-free rate	0.70%	0.91%
Expected term	5 years	5 years
Expected dividends	—	—

Compensation Costs

The following tables summarize compensation expense charged to income for stock-based compensation and additional information for the fiscal years ended September 30, 2013, 2012, and 2011, respectively:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Compensation Expense			
Cost of sales	$ 138	$ 113	$ 136
Selling, general and administrative (1)	12,537	8,383	7,297
Research and development	138	127	171
	$12,813	$8,623	$7,604

(1) For the fiscal year 2013, this includes the compensation charge from the first quarter of $3,764 for the modification of share based awards in connection with the Transition Agreement for the former CEO and Chairman.

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
	$'000s (except where noted)		
Additional Information			
Tax Information			
Income tax benefit recognized for share-based compensation	$ (3,731)	$ (2,486)	$ (1,948)
Tax benefit realized from share-based compensation	$ (9,799)	$ (3,282)	$(11,483)
Future Costs			
Total compensation cost to be recognized in future periods related to outstanding non-vested share-based compensation awards	$19,599	$17,718	$ 14,818
Weighted-average period expected for recognition of cost *(in years)*	*2.6*	*2.6*	*2.6*

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted and Performance-Based Stock Unit Activity

The following is a summary of Sirona's RSU and PSU activity for the fiscal years ended September 30, 2013 and 2012:

	Year ended September 30, 2013			
	Restricted Stock Units		Performance-based Stock Units	
	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant
Outstanding at beginning of period	585,187	$38.47	13,000	$36.78
Granted	180,036	63.19	—	—
Vested	(157,039)	37.37	—	—
Forfeited	(37,256)	41.49	—	—
Outstanding at end of period	570,928	46.37	13,000	36.78

	Year ended September 30, 2012			
	Restricted Stock Units		Performance-based Stock Units	
	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant
Outstanding at beginning of period	462,265	$36.99	13,000	$36.78
Granted	216,400	41.15	—	—
Vested	(75,478)	36.26	—	—
Forfeited	(18,000)	41.98	—	—
Outstanding at end of period	585,187	38.47	13,000	36.78

Stock Option Activity

The following is a summary of Sirona's stock option activity for the fiscal years ended September 30, 2013, 2012, and 2011:

	Year ended September 30, 2013	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,157,113	$17.63
Granted	154,500	63.45
Exercised	(512,221)	15.49
Forfeited	(21,290)	42.17
Outstanding at end of period	1,778,102	21.93
thereof vested and exercisable	*1,469,883*	
	$'000s	
Intrinsic value of options exercised	$ 27,339	
Total fair value of options vested	$ 2,033	
Aggregate intrinsic value of exercisable stock options	$ 75,245	
Weighted average remaining contractual life *(in years)*	*3.3*	

	Year ended September 30, 2012	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,207,312	$15.05
Granted	227,375	40.41
Exercised	(254,860)	15.44
Forfeited	(22,714)	19.12
Outstanding at end of period	2,157,113	17.63
	$'000s	
Intrinsic value of options exercised	$ 8,789	
Total fair value of options vested	$ 1,738	
Aggregate intrinsic value of exercisable stock options	$ 67,617	
Weighted average remaining contractual life *(in years)*	*4.2*	

	Year ended September 30, 2011	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,173,403	$14.04
Exercised	(950,628)	11.72
Expired	(2,636)	19.86
Forfeited	(12,827)	11.83
Outstanding at end of period	2,207,312	15.05

	$'000s
Intrinsic value of options exercised	$ 35,789
Total fair value of options vested	$ 2,016
Aggregate intrinsic value of exercisable stock options	$ 39,326
Weighted average remaining contractual life *(in years)*	*4.9*

5. Accumulated Other Comprehensive Income/(Loss)

The components of accumulated other comprehensive income for the last three fiscal years are summarized below. Cumulative translation adjustments are generally not adjusted for income taxes since they relate to indefinite investments in foreign subsidiaries.

	September 30, 2013			
	Cumulative translation adjustments	Unrecognized elements of pension cost	Net gain/(loss) from hedging instruments	Total
	$'000s			
Balance at beginning of period	$(34,017)	$5,478	$(1,258)	$(29,797)
Current increase / (decrease)	36,715	1,387	970	39,072
Income tax (expense) / benefit	—	(445)	(388)	(833)
Balance at end of period	2,698	6,420	(676)	8,442
Less: Other comprehensive income/ (loss) attributable to noncontrolling interests, net of tax	(165)		—	(165)
Balance at end of period attributable to Sirona Dental Systems, Inc. shareholders	$ 2,863	$6,420	$ (676)	$ 8,607

	September 30, 2012			
	Cumulative translation adjustments	Unrecognized elements of pension cost	Net gain/(loss) from hedging instruments	Total
	$'000s			
Balance at beginning of period	$ 16,007	$ (4,698)	$ —	$ 11,309
Current increase / (decrease)	(49,995)	14,046	(2,096)	(38,045)
Income tax (expense) / benefit	—	(3,870)	838	(3,032)
Balance at end of period	(33,988)	5,478	(1,258)	(29,768)
Less: Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax	29		—	29
Balance at end of period attributable to Sirona Dental Systems, Inc. shareholders	$(34,017)	$ 5,478	$(1,258)	$(29,797)

	September 30, 2011			
	Cumulative translation adjustments	Unrecognized elements of pension cost	Net gain/(loss) from hedging instruments	Total
	$'000s			
Balance at beginning of period	$21,965	$(2,264)	$—	$19,701
Current increase / (decrease)	(6,041)	(3,360)	—	(9,401)
Income tax (expense) / benefit		926	—	926
Balance at end of period	15,924	$(4,698)	—	11,226
Less: Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax	(83)			(83)
Balance at end of period attributable to Sirona Dental Systems, Inc. shareholders	$16,007	$(4,698)	$—	$11,309

6. Accounts Receivable

The allowance for doubtful accounts developed as follows:

	Balance at Beginning of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			$'000s		
For the year ended September 30, 2013	$1,408	$ 748	$—	$ 568	$1,588
For the year ended September 30, 2012	1,868	834	—	1,294	1,408
For the year ended September 30, 2011	1,681	1,034	—	847	1,868

7. Inventories, Net

	September 30, 2013	September 30, 2012
	$'000s	
Finished goods	$ 72,621	$ 50,878
Work in progress	14,377	12,349
Raw materials	37,501	29,561
	124,499	**92,788**
Inventory reserve	(15,324)	(11,781)
	$109,175	**$ 81,007**

8. Property, Plant and Equipment, Net

	Gross	Accumulated Depreciation and Amortization	Net
		$'000s	
As of September 30, 2013			
Land	$ 12,643	$ —	$ 12,643
Buildings, building improvements and leasehold improvements	40,785	13,379	27,406
Machinery and technical equipment	186,015	110,956	75,059
Software and software licenses	70,564	32,395	38,169
Prepayments for property, plant and equipment	29,460	—	29,460
	$339,467	**$156,730**	**$182,737**

	Gross	Accumulated Depreciation and Amortization	Net
		$'000s	
As of September 30, 2012			
Land	$ 12,103	$ —	$ 12,103
Buildings, building improvements and leasehold improvements	38,442	10,800	27,642
Machinery and technical equipment	155,838	94,439	61,399
Software and software licenses	54,942	20,467	34,475
Prepayments for property, plant and equipment	7,732	—	7,732
	$269,057	**$125,706**	**$143,351**

Depreciation and amortization expense for the fiscal years ended September 30, 2013, 2012, and 2011 was $ 34,993, $ 29,800, and $ 26,232.

Amortization expense includes amortization of capitalized software development costs for the fiscal years ended September 30, 2013, 2012, and 2011 of $8,834, $6,376, and $5,360.

Buildings and leasehold improvements includes office space that is leased under operating leases to third parties with a historical cost of $1,237 and $1,385 and a carrying amount of $400 and $497 at September 30, 2013 and 2012, respectively.

Prepayments for property, plant, and equipment for the fiscal year ended September 30, 2013 include payments totaling $16.9 million made for building construction, machinery, and special tools in connection with the expansion of instruments manufacturing capacity.

9. Intangible Assets and Goodwill

On June 30, 2005, Sirona Holdings Luxco S.C.A. ("Luxco"), a Luxembourg-based holding entity owned by funds managed by Madison Dearborn Partners, Beecken Petty O'Keefe, management and employees of Sirona, obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH and its wholly owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business through a leveraged buy-out transaction (the "MDP Transaction"). The MDP Transaction was accounted for as a leveraged buyout transaction, in a manner similar to a business combination. Certain members of Sirona management who were deemed to be in the control group held equity interests in Sirona Group prior to and subsequent to the MDP Transaction ("Continuing Shareholders"). The interests of the Continuing Shareholders have been reflected at the predecessor basis, resulting in 9.15% of each asset and liability acquired being valued at historical cost at June 30, 2005. The remaining 90.85% interest in each asset and liability was recognized at fair value at June 30, 2005 and the excess of purchase price over predecessor basis is presented as a separate component of shareholders' equity. Intangible assets and goodwill were primarily recorded in the MDP Transaction and the reverse acquisition of Schick on June 30, 2006.

Amortization expense for finite-lived identifiable intangible assets for the fiscal years ended September 30, 2013, 2012, and 2011, and the annual estimated amortization expense related to these intangible assets for the next five fiscal years are as follows:

	Amortization Expense for Finite-Lived Assets
	$'000s
Fiscal year ended September 30, 2013	40,603
Fiscal year ended September 30, 2012	47,949
Fiscal year ended September 30, 2011	54,941

Year ending September 30,	Annual Estimated Amortization Expense (Future)
	$'000s
2014	34,212
2015	28,183
2016	21,435
2017	12,465
2018	8,657

The following table presents details of intangible assets, related accumulated amortization and goodwill:

	Gross	Accumulated amortization	Net
		$'000s	
As of September 30, 2013			
Patents & Licenses	$ 152,238	$ 99,112	$ 53,126
Trademarks	130,760	864	129,896
Technologies and dealer relationships	491,313	403,154	88,159
In-process research & development	30,537	—	30,537
	804,848	503,130	301,718
Goodwill	672,086	—	672,086
Total intangible assets	**$1,476,934**	**$503,130**	**$973,804**

	Gross	Accumulated amortization	Net
		$'000s	
As of September 30, 2012			
Patents & Licenses	$ 134,251	$ 83,241	$ 51,010
Trademarks	126,245	728	125,517
Technologies and dealer relationships	434,166	362,478	71,688
In-process research & development	40,341	—	40,341
	735,003	446,447	288,556
Goodwill	631,077	—	631,077
Total intangible assets	**$1,366,080**	**$446,447**	**$919,633**

The change in the value of goodwill from September 30, 2012 to September 30, 2013 is mainly attributable to (i) foreign currency fluctuations, with an impact of $ 22,969, (ii) the acquisition of a technology company in the first quarter of fiscal year 2013, which resulted in $ 18,167 of goodwill, and (iii) a reduction in goodwill by $ (127) as a result of tax benefits received subsequent to the exchange for options that were vested and included in the determination of purchase price at the time of that acquisition.

Aside from normal amortization for the current fiscal year, the change in the value of intangible assets, excluding goodwill and the acquired IPR&D, from September 30, 2012 to September 30, 2013, is mainly attributable to (i) acquired patents and developed technology in connection with the acquisition of a technology company in the first quarter of fiscal year 2013, with an impact of $11,113 and $3,079, respectively, and (ii) foreign currency fluctuations, with an impact of $ 8,721.

The change in IPR&D during the period resulted from (i) the acquisition of a technology company in the first quarter of fiscal year 2013 and (ii) the realization and commercialization of the single project that was in process at September 30, 2012 with a carrying value of $40.3 million, which was reclassified as a technology asset during the current period. The total carrying value of IPR&D of $30.5 million as of fiscal year end 2013 represented a single project. The remaining estimated cost to complete the project was $3.5 million. The project is 55% through the development phase; the remaining steps prior to product release are further development, prototype finalization and testing, integration and field testing, and regulatory approvals. The percentage of completion for the full project is 40%, and we anticipate project completion in the second half of 2015.

10. Income Taxes

The income tax provision is comprised of the following:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Current			
Domestic (U.S.)	$ (9,050)	$ (8,628)	$(14,638)
Foreign	(55,493)	(46,570)	(39,473)
Total Current	(64,543)	(55,198)	(54,111)
Deferred			
Domestic (U.S.)	4,765	4,452	8,571
Foreign	10,756	8,028	9,796
Total Deferred	15,521	12,480	18,367
Total	**$(49,022)**	**$(42,718)**	**$(35,744)**

The significant components of our net asset (liability) representing deferred income tax balances are as follows:

	September 30, 2013	September 30, 2012
	$'000s	
Employee share-based compensation	$ 16,764	$ 16,288
Receivables	2,443	3,011
Inventory reserve	1,527	1,339
Property, plant and equipment	(13,718)	(11,264)
Intangible assets and goodwill	(122,079)	(115,405)
Debt issuance costs	(1,628)	(2,044)
Employee benefit accruals	7,997	7,072
Deferred income	2,234	(353)
Valuation allowances	(3,249)	(876)
IC profit elimination	8,638	6,736
Other	2,603	1,521
Tax loss carryforward	10,812	8,386
Net deferred income tax asset (liability)	**$ (87,656)**	**$ (85,589)**

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon sufficient taxable income within the carry-back years and the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers taxable income in the carry-back years, if carry back is permitted in the tax law, the projected future taxable income (including the realization of future taxable temporary differences), and tax planning strategies in making this assessment.

As of September 30, 2013, the Company had $35,082 of gross tax loss carry-forwards subject to expiration as follows:

Year of expiration	Losses $'000s
2014	$ 111
2015	1,048
2016	388
2017	1,379
2018	1,557
2019—2034	15,105
Subtotal	19,588
Indefinite	15,494
Total	**$35,082**

The Company recognized a valuation allowance of $ 3,249 at September 30, 2013, ($ 876 at September 30, 2012) on deferred tax assets of $10,812 ($8,386 at September 30, 2012) predominantly relating to tax loss carry-forwards, as management believes that it is more likely than not that the benefits of those existing tax loss carry-forwards will not be realized within the period those tax losses are deductible.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The difference between the U.S. federal income tax rate and the Company's income tax provision included in the consolidated statements of income consisted of the following:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Income before income taxes	$197,571	$178,323	$159,529
Reconciliation of provision for income taxes:			
Computed tax provision	(69,782)	(66,559)	(55,801)
Foreign tax differential	26,524	25,821	23,863
Nondeductible expenses	(236)	(1,298)	(1,826)
Permanent differences relating to German trade taxes	(1,421)	(1,220)	(1,143)
Subpart F income net of tax credit	—	—	(113)
Share-based compensation	667	(72)	(3,007)
Tax income (expense) from prior periods	157	(1,241)	44
Tax free income and tax credits	645	2,174	1,684
Additional state taxes	(1,133)	(511)	(909)
Change in tax rate	(2,236)	—	—
Change in valuation allowance	(2,259)	(91)	1,493
Other	52	279	(29)
Provision for income taxes	**$ (49,022)**	**$ (42,718)**	**$ (35,744)**

The change in tax rate from prior periods of $2,236 at September 30, 2013, predominantly relates to a non-cash remeasurement of deferred tax assets and liabilities resulting from an increase in the local trade tax rate at our principal German operations. The income tax provision at September 30, 2012 includes expenses of $1,733 related to a tax audit in Germany covering fiscal years 2005 until 2009.

In August 2007, a tax law was enacted that may limit the Company's deductibility of interest in Germany ("Zinsschranke"). For the fiscal years ended September 30, 2013 and 2012, the Company's deductibility of interest was not limited as a result of this German tax law.

The components of income before taxes are:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Germany	$125,262	$112,963	$102,693
United States	23,230	16,590	16,236
Other Foreign	49,079	48,770	40,600
	$197,571	$178,323	$159,529

None of the goodwill recognized in the Exchange or in the business combinations completed in any of the periods presented is tax deductible.

The development of the valuation allowance on deferred tax assets over the last three fiscal years is presented below:

	Balance at Beginning of Period	Additions: Charged/ (credited) to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			$'000s		
Valuation allowance deferred tax asset					
For the year ended September 30, 2013	$ 876	$—	$2,373	$ —	$3,249
For the year ended September 30, 2012	1,031	—	116	271	876
For the year ended September 30, 2011	2,208	—	—	1,177	1,031

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings and profits because as of September 30, 2013, it remained management's intention to continue to indefinitely reinvest these amounts in foreign operations. These earnings relate to ongoing operations and, as of September 30, 2013, the approximate amount of undistributed foreign earnings amounted to $409 million. Because of the availability of U.S. foreign tax credits as well as other factors, it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

As of September 30, 2013 and 2012, the Company had no unrecognized tax benefits.

With limited exception, the Company and its subsidiaries are no longer subject to U.S. federal, state and local or non-U.S. income tax audits (including Germany) by taxing authorities for tax returns filed with respect to periods prior to fiscal year 2009.

The Company classifies interest and penalties associated with income taxes as interest and other operating expense, respectively. Amounts of interest or penalties have not been material in any period.

11. Accrued Liabilities and Deferred Income

	September 30, 2013	September 30, 2012
	$'000s	
Employee benefits (e. g. bonuses, vacation, overtime, holiday payment)	$ 43,455	$ 34,678
Product warranty	9,694	8,482
Customer rebates and bonuses	35,323	13,752
Other provisions and liabilities	52,125	40,703
Deferred income	21,744	20,460
	$162,341	**$118,075**

12. Short-Term Debt and Current Portion of Long-Term Debt

The components of short-term debt are as follows:

	September 30, 2013	September 30, 2012
	$'000s	
Accrued interest on long-term debt	270	270
Other short-term debt	177	208
	$447	**$478**

13. Long-Term Debt

	September 30, 2013	September 30, 2012
	$'000s	
Bank loans:		
New Senior Term Loan ("Facility A" Term Loan, variable rate) repayable in two installments in November 2015 and November 2016	75,270	75,270
Actual interest rate as of September 30, 2013—Tranche A2: 2.88%		
Actual interest rate as of September 30, 2012—Tranche A2: 2.88%		
	75,270	**75,270**
Less current portion	270	270
	$75,000	**$75,000**

The average annual interest rate for the variable rate senior term loans was 2.88% and 2.27% for the fiscal years ended September 30, 2013 and 2012, respectively.

The table below reflects the contractual maturity dates of the various borrowings as of September 30, 2013:

Year ending September 30,	$'000s
2014	$ 447
2015	—
2016	22,500
2017	52,500
2018	—
	$75,447

Senior Term Loans

New Senior Facilities Agreement

On November 14, 2011, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement") with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors. As of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities.

The New Senior Facilities Agreement includes: (1) a term loan in an aggregate principal amount of $75 million (the "Facility A Term Loan") to Sirona or Sirona Dental, as borrower; (2) a 120 million Euro revolving credit facility ("Revolving Facility B") available to Sirona Dental Systems GmbH and Sirona Dental Services GmbH, as initial borrowers; and (3) a $100 million revolving credit facility ("Revolving Facility C") available to Sirona or Sirona Dental, as initial borrowers. The Revolving Facility B is available for borrowing in Euro or any other freely available currency agreed to by the facility agent. The facilities are made available on an unsecured basis. Subject to certain limitations, each European guarantor guarantees the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There are no cross-border guarantees.

Of the amount borrowed under the Facility A Term Loan, 30% is due on November 16, 2015, and the balance is due on November 16, 2016. The loans under the New Senior Facilities Agreement bear interest of EURIBOR, for Euro-denominated loans, and LIBOR for the other loans, plus an initial margin of 160, 85 and 110 basis points for the Facility A Term Loan, Revolving Facility B and Revolving Facility C, respectively. As of September 30, 2013, the Company had not drawn any available funds under Revolving Facility B or Revolving Facility C.

The New Senior Facilities Agreement contains a margin ratchet. Pursuant to this provision, which will apply from March 31, 2012 onwards, the applicable margin will vary depending on the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the new Senior Facilities Agreement) between 160 basis points and 215 basis points for the Facility A Term Loan, 85 basis points and 140 basis points for the Revolving Facility B, and 110 basis points and 165 basis points for the Revolving Facility C.

The New Senior Facilities Agreement contains restrictive covenants that limit Sirona's ability to make loans, to incur additional indebtedness, and to make disposals, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of consolidated total net debt to consolidated adjusted EBITDA. If the Company breaches these covenants, the loans will be become repayable on demand.

On November 16, 2011, Sirona entered into 5-year payer interest rate swaps to fully hedge its 3-month LIBOR exposure for the Facility A Term Loan. The terms of the swap reflect the term structure of the underlying loan. The effective nominal interest rate is 1.2775% plus the applicable margin. Settlement of the swaps is required on a quarterly basis.

Debt issuance costs of $2.8 million were incurred in relation to the financing in November 2011 and have been capitalized as deferred charges and are amortized using the effective interest method over the term of the loans.

Prior Senior Facilities Agreement

On November 22, 2006, Sirona Dental Systems, Inc. entered into a Senior Facilities Agreement (the "Prior Senior Facilities Agreement") as original guarantor, with all significant subsidiaries of Sirona as original borrowers and original guarantors. Initial borrowings under the Prior Senior Facilities Agreement plus excess cash were used to retire the outstanding borrowings under the Company's previous credit facilities.

The senior debt repayment tranche originally scheduled for November 24, 2011 was repaid on November 16, 2011 in connection with the Company's New Senior Facilities Agreement.

14. Deferred Income

On June 30, 2005, Sirona and its largest distributor, Patterson, amended the terms of an existing distribution agreement to extend Patterson's rights as exclusive distributor of certain Sirona products within the U.S. and Canada from October 1, 2007 through September 30, 2017. As consideration for the extension of its exclusivity rights, Patterson made a one-time payment of $100 million to Sirona in July 2005. Sirona recorded the full amount of the payment as deferred income and started amortizing the amount on a straight-line basis over ten years on October 1, 2007. Sirona accounts for the deferred income related to the Patterson payment as a monetary liability. The deferred income is amortized and recognized as other operating income on a straight line over the term of the contract ($10 million per year). The current portion of deferred income is reported within Accrued liabilities and deferred income in the consolidated balance sheets. Effects of remeasurement of the amount from U.S. Dollar to Euro are reflected currently in the statement of income. Sirona recognized a $1.9 million foreign currency transaction gain in the fiscal year ended September 30, 2013, a $2.6 million foreign currency transaction loss in the fiscal year ended September 30, 2012, and a $0.5 million foreign currency transaction loss in the fiscal year ended September 30, 2011. Sirona recognized $10.0 million of the Patterson deferred income in the consolidated statements of income for the fiscal years ended September 30, 2013, 2012, and 2011.

15. Income per Share

The computation of basic and diluted income per share is as follows:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
	$'000s (except for share amounts)		
Net income attributable to Sirona Dental Systems, Inc. shareholders	$ 146,745	$ 133,832	$ 121,793
Weighted average shares outstanding—basic	54,979,044	55,524,188	55,735,422
Dilutive effect of stock-based compensation	1,234,948	1,231,208	1,557,574
Weighted average shares outstanding—diluted	56,213,992	56,755,396	57,292,996
Net income per share			
Basic	$ 2.67	$ 2.41	$ 2.19
Diluted	$ 2.61	$ 2.36	$ 2.13

There were no stock options excluded from the computation of diluted earnings per share for the fiscal years ended September 30, 2013, 2012 and 2011.

16. Commitments and Contingencies

Operating Lease Commitments

The Company leases certain buildings, vehicles and IT equipment from unrelated third parties. The leases are non-cancellable and have terms of more than one year. Leasing expense for the last three fiscal years was as follows:

	Leasing Expense
	$'000s
Fiscal year ended September 30, 2013	$16,358
Fiscal year ended September 30, 2012	14,888
Fiscal year ended September 30, 2011	12,783

In July 2005, Sirona entered into a sale and leaseback agreement regarding unused land on the site of the major facility in Bensheim. The land was sold to an unrelated property development company, who constructed an office building on the site based on Sirona's specifications. Sirona leased the property from the property development company through an 18-year lease. Under the terms of the lease, rent is fixed at Euro 1,202 ($1,623 at the U.S. Dollar/Euro exchange rate of September 30, 2013) per annum until the end of 2013. After 2013, rent is subject to adjustment according to an inflation index. Rental payments started in April 2007 when the building was ready for occupancy. The land remains an asset on Sirona's balance sheet and the building is accounted for as an operating lease.

Furthermore, the Company rents space in New York, Charlotte (USA), Salzburg (Austria) and other locations.

Future minimum lease payments under non-cancelable operating lease agreements as of September 30, 2013 are as follows:

Year ending September 30,	$'000s
2014	$13,499
2015	11,370
2016	9,098
2017	7,428
2018	5,902
Thereafter	18,186
	$65,483

Unconditional Purchase Commitments

As of September 30, 2013, the Company had unconditional purchase commitments of $14,184, mainly for purchases of raw material and components, which are due over a period of from one to three years.

Contingencies

The Company may be involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters that arise in the ordinary course of business. At September 30, 2013, there are no such matters pending that the Company expects to be material in relation to its business, consolidated financial position, results of operations or cash flows.

17. Product Warranty

The following table provides the changes in the product warranty accrual for the fiscal years ended September 30, 2013 and 2012:

	Year ended September 30, 2013	Year ended September 30, 2012
	$'000s	
Balance at beginning of the period	$ 8,482	$ 8,735
Accruals for warranties issued during the period	19,118	17,726
Warranty settlements made during the period	(18,277)	(17,651)
Translation adjustment	371	(328)
Balance at end of the period	**$ 9,694**	**$ 8,482**

18. Interest

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Interest expense	$(3,975)	$(4,603)	$(5,763)
Interest income	565	836	1,880
	$(3,410)	**$(3,767)**	**$(3,883)**

19. Pension Plans

Defined Benefit Plans

In Germany, the Company traditionally had an unfunded defined benefit pension plan whose benefits are based primarily on years of service and wage and salary group. As of January 1, 2001, the Company replaced its unfunded defined benefit pension plan with a new defined contribution plan. All new hires after that date only receive defined contributions to a pension plan based on a percentage of the employee's eligible compensation. However, due to grandfathering provisions for certain existing employees hired before that date, the Company continues to be obligated to provide pension benefits which are at a minimum equal to benefits that would have been available under the terms of the traditional defined benefit plans (Grandfathered Benefit). The Grandfathered Benefit and contributions to the Company's pension plan made for those employees after January 1, 2001 are included in the disclosures for defined benefit plans. The Company accounts for the Grandfathered Benefit by recognizing the higher of the defined contribution obligation or the defined benefit obligation for the minimum benefit. As of September 30, 2013 and 2012, contributions made through the defined contribution plan for those employees are adequate to cover the Grandfathered Benefit obligation. Therefore, the Company accounts for that portion of its pension obligation as a fully funded plan with a funded status of zero.

In addition, the Company offers defined contribution benefits under the terms of a Section 401(k) plan to employees in the U.S.

The Company uses an actuarial measurement date of September 30.

Change in the projected benefit obligation and plan assets for all of the Company's defined benefit plans is as follows:

	Year ended September 30, 2013	Year ended September 30, 2012
	$'000s	
Projected benefit obligation at beginning of period	$ 74,712	$ 62,255
Service cost	1,426	1,069
Interest cost	2,127	2,483
Actuarial (gain)/loss	1,149	13,535
Investment earnings	222	409
Benefits paid	(2,568)	(2,303)
Currency translation	3,404	(2,736)
Projected benefit obligation at end of period	80,472	74,712
Fair value of plan assets at beginning of period	13,083	12,578
Actual return on plan assets	222	409
Employer's contribution	1,223	857
Benefits paid	(648)	(218)
Currency Translation	607	(543)
Fair value of plan assets at end of period	14,487	13,083
Funded status	$(65,985)	$(61,629)

Components of net periodic benefit costs are as follows:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Service cost, net	$ 203	$ 212	$ 578
Interest cost	2,127	2,483	2,510
Amortization of actuarial gains	128	(310)	(164)
Net periodic benefit cost	$2,458	$2,385	$2,924

The accumulated benefit obligation as of September 30, 2013 and 2012 was $64,978 and $60,614, respectively.

To the extent the defined benefit obligation is recognized for the Grandfathered Benefit, the long-term estimated rate of return on plan assets is 3.56% (2012: 4.16%) per annum. This rate was based on an appropriate long-term rate for the plan assets held.

The benefits expected to be paid in cash of the following five years, and in aggregate for the fiscal years thereafter, are as follows:

Year ending September 30,	$'000s
2014	$ 3,835
2015	2,886
2016	3,131
2017	2,887
2018	3,231
5 Years thereafter	17,092
	$33,062

The contributions expected to be made in each of the following five years and in aggregate thereafter are as follows:

Year ending September 30,	$'000s
2014	$ 1,277
2015	1,281
2016	1,260
2017	1,240
2018	1,221
5 Years thereafter	11,835
	$18,114

Weighted-average assumptions used to determine benefit obligations (current-year rate) and net periodic benefit costs (prior-year rate) are as follows:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
Discount rate	3.40%	3.50%	5.25%

Plan assets consist of insurance policies with a guaranteed minimum return by the insurance company and an excess profit participation feature for a portion of the benefits. Sirona pays the premiums on the insurance policies but does not manage the investment of the funds; the insurance company makes all decisions on investment of funds, including the allocation to asset groups. The fair value of the plan assets such as equity securities, fixed-income investments, and others is based on the cash surrender values reported by the insurance company.

Defined Contribution Plans

The Company made contributions to the U.S. plans of $801 and $688 for the fiscal years ended September 30, 2013 and 2012, respectively. The Company is obligated to match employee contributions as defined in the plans.

Contributions were also made to foreign plans of $931 and $747 for the fiscal years ended September 30, 2013 and 2012, respectively.

20. Net Other Operating Income

The components of net other operating income are as follows:

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10,000	$10,000	$10,000
Gain/(Loss) from patent infringement settlement	4,414	—	—
	$14,414	**$10,000**	**$10,000**

The gain from a patent infringement settlement for the fiscal year ended September 30, 2013, represents amounts received related to prior years.

21. Derivative Instruments and Hedging Strategies

Our operations are exposed to market risks from changes in foreign currency exchange rates and interest rates. In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Interest Rate Risk

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its variable interest rate debt. In order to manage this risk, the Company enters into interest rate swap agreements, when appropriate, based upon market conditions.

Foreign Currency Exposure

Although the U.S. Dollar is Sirona's reporting currency, it conducts its business in many currencies, and its functional currencies vary depending on the country of operation, which exposes the Company to market risk associated with foreign currency exchange rate movements. The Company's policy generally is to hedge major foreign currency transaction exposure through foreign exchange forward contracts.

Cash Flow Hedges

Interest Rate

The Company uses interest rate swaps to convert a portion of its debt's variable interest rate to a fixed interest rate. Interest rate swaps have been established for 100% of the interest for the Facility A Term Loan under the New Senior Facilities Agreement until November 2016. The interest rate swaps fix the LIBOR element of interest payable on 100% of the principal amount of the Facility A Term Loan for defined three month interest periods over the entire term of the loan. The defined interest rates fixed for each three month interest period range from 1.270% to 1.285%. Settlement of the swaps is required on a quarterly basis. These swaps are designated as hedging instruments under ASC 815. The Company enters into interest rate swap contracts infrequently as they are only used to manage interest rate risk on long-term debt instruments and not for speculative purposes.

Under the Prior Senior Facilities Agreement, interest rate swaps were established for 66.6% of the interest until March 2010. These swaps expired on March 31, 2010 and were not renewed. The interest rate swaps fixed the LIBOR or EURIBOR element of interest payable on 66.7% of the principal amount of the loans for defined twelve and thirteen month interest periods over the lifetime of the swaps, respectively. The defined interest rates fixed for each twelve or thirteen month interest period ranged from 3.50% to 5.24%. Settlement of the swaps was required on a quarterly basis. These swaps were considered to be economic hedges and not designated as hedging instruments under ASC 815.

Foreign Currency

The Euro is the functional currency for many of Sirona's subsidiaries, including its primary sales and manufacturing operations in Germany. During the periods under review, exchange rates fluctuated significantly, thereby impacting Sirona's financial results. In order to hedge portions of the transactional exposure to fluctuations in exchange rates, based on forecasted and firmly committed cash flows, Sirona enters into foreign currency forward (different from functional currency) contracts (currently: USD, AUD, and JPY). These forward foreign currency contracts are intended to reduce short-term effects of changes in exchange rates. The Company enters into forward contracts that are considered to be economic hedges but which are not considered hedging instruments under ASC 815. As of September 30, 2013 and 2012, these contracts had notional amounts totaling $ 38.1 million and $ 34.3, respectively. These agreements are relatively short-term (generally six months).

The fair value carrying amount of the Company's derivative instruments at September 30, 2013 is described in Note 22 Fair Value Measurements.

The following tables summarize the impact of gains and losses from the fair value changes of the Company's derivative instruments reported in our consolidated statement of income for the fiscal years ended September 30, 2013 and 2012:

Derivatives Designated as Cash Flow Hedging

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
	Amount of (Gain)/Loss Recognized in Accumulated Other Comprehensive Income	Amount of (Gain)/ Loss Recognized in Accumulated Other Comprehensive Income	Amount of (Gain)/Loss Recognized in Accumulated Other Comprehensive Income
		$'000s	
Interest rate swap contracts	$(970)	$2,096	$—

	Location of (Gain)/Loss Recognized in Income on Derivative	Year ended September 30, 2013 Ineffective portion Recognized in Income	Year ended September 30, 2012 Ineffective portion Recognized in Income	Year ended September 30, 2011 Ineffective portion Recognized in Income
			$'000s	
Interest rate swap contracts	(Gain)/loss on derivative instruments, net	$—	$2	$—

Derivatives Not Designated as Hedging

	Location of (Gain)/Loss Recognized in Income on Derivative	Year ended September 30, 2013 Amount of (Gain)/Loss Recognized in Income on Derivative	Year ended September 30, 2012 Amount of (Gain)/Loss Recognized in Income on Derivative	Year ended September 30, 2011 Amount of (Gain)/Loss Recognized in Income on Derivative
			$'000s	
Foreign exchange contracts	(Gain)/loss on derivative instruments, net	(421)	(1,963)	3,302
Total		$(421)	$(1,963)	$3,302

22. Fair Value Measurements

The Company applies the provisions of ASC 820, *Fair Value Measurements and Disclosures*, for assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and the credit risk of the Company and counterparties to the arrangement.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. ASC 820 establishes and prioritizes the following three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and 2012:

	September 30, 2013			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		Foreign Exchange		
	$'000s			
Assets				
Cash Equivalents (money market funds)	$31,317	$ —	$ —	$ 31,317
Derivative Assets	—	917	—	917
Liabilities				
Derivative Liabilities	$ —	$ (59)	$ —	$ (59)
Business Acquisition-related liabilities	—	—	(13,407)	(13,407)
Total	$31,317	$ 858	$(13,407)	$ 18,768

	September 30, 2012			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		Foreign Exchange		
	$'000s			
Assets				
Cash Equivalents (money market funds)	$84,216	$ —	$ —	$ 84,216
Derivative Assets	—	730	—	730
Liabilities				
Derivative Liabilities	$ —	$(356)	$ —	$ (356)
Business Acquisition-related liabilities	—	—	(7,864)	(7,864)
Total	$84,216	$ 374	$ (7,864)	$ 76,726

The fair value of the business acquisition-related liabilities as of September 30, 2013 was $13.4 million. The change in fair value was primarily due to the acquisition of a technology company in the first quarter of 2013 of $5.6 million, with the remaining net change in fair value of $(0.1) million recorded in other (income)/expense in the income statement for the fiscal year ended September 30, 2013.

In the Company's September 30, 2013, Consolidated Balance Sheet derivative assets and derivative liabilities are classified as prepaid expenses and other current assets and accrued liabilities and deferred income, respectively.

The Company did not elect the fair value option for any other eligible financial instruments.

23. Segment Reporting

Sirona manages its business on both a product and geographic basis and has four reporting segments; Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments. There are two regional sales organizations, USA and Other World Markets, which distribute Sirona's products globally through a network of independent distributors or our own sales and service infrastructure to dental practices, clinics and laboratories. The Electronic Center is a shared facility that manufactures electronic components and provides services for all Sirona segments, and to a very limited extent, external parties. Further shared functions including customer service, logistics, site management, IT and administration are operated centrally.

Description of the Company's Segments

Dental CAD/CAM Systems

Dental CAD/CAM Systems products comprise CAD/CAM in-office systems for the dentist (CEREC) as well as CAD/CAM systems for the laboratories, such as inLab, inEOS and a central manufacturing service for copings and bridge-frameworks. The CEREC system allows dentists to prepare restorations in an "out-of-mouth pre-shaped' process and insert them into the patient's mouths during a single appointment.

Imaging Systems

Imaging systems products comprise a broad range of equipment for diagnostic imaging in the dental practice, using digital technologies. Sirona has developed a broad range of imaging systems for 2D and 3D panoramic and intra-oral applications.

Treatment Centers

Sirona's treatment centers comprise a broad range, from standard dentist chairs to sophisticated centers with integrated diagnostic, hygiene and ergonomic functionalities, such as Teneo, Sinius, C8+, as well as specialist centers used for training purposes.

Instruments

Sirona offers a wide range of handpiece products, encompassing handheld and power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis. The handpieces are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for handpiece preparation. Sirona's handpieces are often sold as complete packages in combination with treatment centers. The division also supplies parts for other divisions, especially Treatment Units (OEM turbines and tubes) and CAD/CAM Systems.

Segment Results

The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. The segment performance measure used to monitor segment performance is gross profit ("Segment Performance Measure") excluding the impact of the MDP Transaction and the Exchange. This measure is considered by management to better reflect the performance of each segment as it eliminates the need to allocate centrally incurred costs and significant purchase accounting impacts that the Company does not believe are representative of the performance of the segments. Furthermore, the Company monitors performance geographically by region. As the Company manages its business on both a product and a geographical basis, U.S. GAAP requires segmental disclosure based on product information.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Revenue External			
Dental CAD/CAM Systems	$ 409,328	$ 334,539	$306,743
Imaging Systems	378,042	343,528	319,774
Treatment Centers	210,666	197,144	183,879
Instruments	103,455	102,471	102,275
Total	**1,101,491**	**977,682**	**912,671**
Electronic center and corporate	—	1,669	1,195
Total	**$1,101,491**	**$ 979,351**	**$913,866**
Revenue Internal			
Imaging Systems	—	20	17
Treatment Centers	6	6	21
Instruments	12,822	11,832	11,218
Intercompany elimination	(12,828)	(11,858)	(11,256)
	—	—	—
Electronic center and corporate	—	22,452	24,917
Intercompany elimination	—	(22,452)	(24,917)
	—	—	—
Revenue Total			
Dental CAD/CAM Systems	$ 409,328	$ 334,539	$306,743
Imaging Systems	378,042	343,548	319,791
Treatment Centers	210,672	197,150	183,900
Instruments	116,277	114,303	113,493
Total	**1,114,319**	**989,540**	**923,927**
Electronic center and corporate	—	24,121	26,111
Total	**$1,114,319**	**$1,013,661**	**$950,038**
Segment performance measure			
Dental CAD/CAM Systems	$ 276,672	$ 233,829	$214,133
Imaging Systems	221,907	199,526	187,375
Treatment Centers	81,369	79,625	73,179
Instruments	43,212	46,966	49,599
Total	**623,160**	**559,946**	**524,286**
Electronic center and corporate	5,956	7,804	9,836
Total	**$ 629,116**	**$ 567,750**	**$534,122**
Depreciation expense			
Dental CAD/CAM Systems	$ 13,533	$ 10,260	$ 8,131
Imaging Systems	6,576	6,010	6,191
Treatment Centers	7,379	7,596	7,180
Instruments	4,966	3,923	3,479
Total	**32,454**	**27,789**	**24,981**
Electronic center and corporate	2,539	2,011	1,251
Total	**$ 34,993**	**$ 29,800**	**$ 26,232**

Reconciliation of the Results of the Segment Performance Measure to the Consolidated Statements of Operations

The following table and discussion provide a reconciliation of the total results of operations of the Company's business segments under management reporting to the consolidated financial statements. The differences shown between management reporting and U.S. GAAP for the fiscal year ended September 30, 2013, 2012 and 2011 are mainly due to the impact of purchase accounting. Purchase accounting effects are not included in gross profit as the Company does not believe these to be representative of the performance of each segment.

Inter-segment transactions are based on amounts which management believes are approximate to the amounts of transactions with unrelated third parties.

	Year ended September 30, 2013	Year ended September 30, 2012	Year ended September 30, 2011
		$'000s	
Revenue			
Total segments (external)	$1,101,491	$977,682	$912,671
Electronic center and corporate	—	1,669	1,195
Consolidated revenue	**1,101,491**	**979,351**	**913,866**
Depreciation and amortization			
Total segments	32,454	27,789	24,981
Differences management reporting vs. US GAAP, electronic center and corporate	43,141	49,960	56,192
Consolidated depreciation and amortization	**75,595**	**77,749**	**81,173**
Segment performance measure			
Total segments	623,160	559,946	524,286
Differences management reporting vs. US GAAP, electronic center and corporate	(31,805)	(35,995)	(40,634)
Consolidated gross profit	**591,355**	**523,951**	**483,652**
Selling, general and administrative expense	332,849	295,659	277,081
Research and development	59,575	52,622	55,530
Provision for doubtful accounts and notes receivable	613	(75)	96
Net other operating income	(14,414)	(10,000)	(10,000)
(Gain)/loss on foreign currency transactions, net	12,355	5,873	(5,668)
(Gain)/loss on derivative instruments	(421)	(1,961)	3,302
Interest expense, net	3,410	3,767	3,883
Other (income)/expense	(183)	(257)	(101)
Income before taxes	**$ 197,571**	**$178,323**	**$159,529**

The adjustments that the Company records to reconcile management reporting to the consolidated financial statements prepared in accordance with U.S. GAAP primarily relate to the exclusion of amortization and depreciation related to the step-up to fair value of the intangible and tangible assets as a result of the MDP Transaction (see Note 9).

The following information is presented in accordance with U.S. GAAP:

	September 30, 2013	September 30, 2012
	$'000s	
Total assets		
Dental CAD/CAM Systems	$ 834,441	$ 657,595
Imaging Systems	469,373	448,360
Treatment Centers	278,147	254,071
Instruments	156,458	134,508
Total	**$1,738,419**	**$1,494,534**
Goodwill		
Dental CAD/CAM Systems	$ 315,880	$ 296,605
Imaging Systems	201,626	176,702
Treatment Centers	94,092	94,662
Instruments	60,488	63,108
Total	**$ 672,086**	**$ 631,077**

	Germany	United States	Rest of World	Total
		$'000s		
Net Sales*				
October 1, 2012 to September 30, 2013	$198,630	$336,689	$566,172	**$1,101,491**
October 1, 2011 to September 30, 2012	159,327	284,932	535,092	**979,351**
October 1, 2010 to September 30, 2011	189,005	255,874	468,987	**913,866**
Long-lived assets**				
September 30, 2013	$159,766	$ 6,459	$ 22,132	**$ 188,357**
September 30, 2012	130,314	5,434	16,985	**152,733**

* Sales are allocated to the country in which the customer is located.

** Long-lived assets exclude all intangible assets and deferred tax assets.

Concentration of Revenue

A substantial portion of our revenue comes from two distributors accounting for more than 10% of revenues. Patterson Dental accounted for 33%, 29%, and 27% of our total revenues for the fiscal years ending September 30, 2013, 2012, and 2011, respectively. Henry Schein accounted for 14%, 15%, and 17% of our total revenues for the fiscal years ending September 30, 2013, 2012, and 2011, respectively. Together, these two customers represented 47%, 44%, and 44% of our total revenues for the fiscal years ending September 30, 2013, 2012, and 2011, respectively. The accounts receivable from these two customers totaled $73,468, $55,015, and $26,848 for the fiscal as of September 30, 2013, 2012, and 2011, respectively. These revenues were earned across all segments, with a significant portion of revenues with Patterson being earned in the CAD/CAM segment. No other customer accounted for more than 10% of revenues.

24. Related Parties

Sirona Holdings S.C.A. Luxembourg ("Luxco")

As announced on August 4, 2011, certain existing shareholders in Luxco, a former significant shareholder of Sirona, made cash payments to the chief executive officer and chief financial officer of the Company at that time in connection with their Luxco participation. These payments totaling $6.625 million were made in the fourth quarter of fiscal year 2011, and the Company was required to record a compensation charge as a result. The Company did not use its own funds to make such payments or incur any obligation to refund the amount to those payers.

In May 2011, Luxco sold all of its remaining 9,747,480 shares in Sirona common stock pursuant to an underwritten follow-on public offering. The Company incurred $0.2 million of costs pursuant to the terms of a registration rights agreement.

In March 2011, Luxco sold 4,500,000 shares pursuant to an underwritten follow-on public offering. The Company incurred $0.3 million of costs pursuant to the terms of a registration rights agreement.

25. Unaudited Quarterly Information

The following is a summary of the Company's unaudited quarterly operating results for the fiscal years ended September 30, 2013 and 2012:

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$'000s (except per share amounts)			
Revenue	$ 278,604	$ 283,157	$ 267,326	$ 272,404
Cost of Sales	135,313	131,670	122,620	120,533
Gross profit	**143,291**	**151,487**	**144,706**	**151,871**
Operating expenses/(income):				
Selling, general and administrative expense	83,372	79,702	83,992	85,783
Research and development	14,649	15,729	15,102	14,095
Provision for doubtful accounts and notes receivable	(152)	148	547	70
Net other operating income	(2,500)	(2,500)	(2,500)	(6,914)
Operating income	**47,922**	**58,408**	**47,565**	**58,837**
(Gain)/loss on foreign currency transactions, net	1,848	4,510	1,417	4,580
(Gain)/loss on derivative instruments	(738)	(901)	2,564	(1,346)
Interest expense, net	822	788	830	970
Other (income)/expense	(1,227)	362	342	340
Income before taxes	**47,217**	**53,649**	**42,412**	**54,293**
Income tax provision	10,741	12,876	10,179	15,226
Net income	36,476	40,773	32,233	39,067
Less: Net income attributable to noncontrolling interests	241	223	575	765
Net income attributable to Sirona Dental Systems, Inc.	**$ 36,235**	**$ 40,550**	**$ 31,658**	**$ 38,302**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):				
Net income per share—basic	$ 0.66	$ 0.74	$ 0.58	$ 0.70
Net income per share—diluted	$ 0.65	$ 0.72	$ 0.56	$ 0.68
Weighted average shares—basic	54,980,287	55,002,236	54,928,332	55,004,471
Weighted average shares—diluted	56,090,777	56,220,901	56,202,296	56,327,927

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	$'000s (except per share amounts)			
Revenue	$ 247,364	$ 242,007	$ 231,864	$ 258,116
Cost of Sales	115,285	113,567	107,215	119,333
Gross profit	**132,079**	**128,440**	**124,649**	**138,783**
Operating expenses/(income):				
Selling, general and administrative expense	76,912	72,434	72,667	73,646
Research and development	12,606	13,092	13,638	13,286
Provision for doubtful accounts and notes receivable	(338)	(504)	728	39
Net other operating income	(2,500)	(2,500)	(2,500)	(2,500)
Operating income	**45,399**	**45,918**	**40,116**	**54,312**
(Gain)/loss on foreign currency transactions, net	(382)	2,675	1,350	2,230
(Gain)/loss on derivative instruments	(2,147)	2,686	(2,936)	436
Interest expense, net	984	866	1,014	903
Other (income)/expense	(529)	(218)	228	262
Income before taxes	**47,473**	**39,909**	**40,460**	**50,481**
Income tax provision	12,622	9,180	9,305	11,611
Net income	34,851	30,729	31,155	38,870
Less: Net income attributable to noncontrolling interests	115	431	634	593
Net income attributable to Sirona Dental Systems, Inc.	**$ 34,736**	**$ 30,298**	**$ 30,521**	**$ 38,277**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):				
Net income per share—basic	$ 0.63	$ 0.55	$ 0.55	$ 0.69
Net income per share—diluted	$ 0.62	$ 0.53	$ 0.54	$ 0.67
Weighted average shares—basic	55,128,904	55,507,312	55,683,043	55,783,648
Weighted average shares—diluted	56,388,273	56,717,943	56,916,390	57,121,505

Exhibit 21.1

List of Subsidiaries of Sirona Dental Systems, Inc.

Region	Country	Entity Name	Location
Americas	***United States***	Sirona Dental, Inc.	New York
		Sirona Bermuda Hold Co, LLC	New York
		Arges Imaging, Inc.	Pasadena
		Infinident, Inc.	New York
	Bermuda	Sirona Bermuda Holdings LP	
		Sirona Bermuda I Ltd.	
		Sirona Bermuda II Ltd.	
	Brazil	Sirona Dental Comércio de Produtos e Sistemas Odontológicos Ltda.	São José
	Mexico	Sirona Dental Mexico S. de R.L. de C.V.	Mexico City
Europe / Middle East / Africa	***Germany***	Sirona Dental Systems GmbH	Bensheim
		Sirona Dental Services GmbH	Bensheim
		Sirona Immobilien GmbH	Bensheim
		Sirona Verwaltungs GmbH	Bensheim
		Sirona Technologie GmbH & Co. KG	Bensheim
		SiCAT Verwaltungs GmbH	Bonn
		SiCAT GmbH & Co. KG	Bonn
		infiniDent Services GmbH	Darmstadt
	Austria	Sirona Holding GmbH	Salzburg
		Sirona Dental GmbH	Salzburg
	Italy	Sirona Dental Systems s.r.l.	Verona
		MHT S.p.A.	Verona
		Nectar Imaging s.r.l.	Verona
		FONA s.r.l.	Milan
	France	Sirona Dental Systems SAS	Paris
	United Kingdom	Sirona Dental Systems Ltd.	London
	Denmark	Sirona Dental a/s	Risskov
	Russia	Sirona Dental Systems O.O.O.	Moscow
	Slovakia	FONA Dental s.r.o.	Bratislava
	Turkey	Sirona Dental Limited Sirketi	Istanbul
	Switzerland	MHT Optic Research AG	Niederhasli
		Cyfex AG *(minority shareholding)*	Zurich
	South Africa	Sirona Dental Systems South Africa (Pty) Ltd.	Johannesburg
Asia / Pacific	***China***	Sirona Dental Systems (Foshan) Co., Ltd.	Foshan
		Sirona Dental Systems Trading (Shanghai) Co., Ltd.	Shanghai
		Sirona Dental Systems (HK) Ltd.	Hong Kong
	Japan	Sirona Dental Systems K.K.	Tokyo
	Australia	Sirona Dental Systems Pty. Ltd.	Sydney
	South Korea	Sirona Dental Systems Korea, Ltd.	Seoul
	India	Sirona Dental Systems Private Ltd.	Mumbai
	Singapore	Sirona Dental Systems Pte. Ltd	Singapore

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-157576, 333-142798, 333-140555, 333-106237, 333-83488 and 333-46825) on Form S-8 and (Nos. 333-153092 and 333-172730) on Form S-3 of Sirona Dental Systems, Inc. of our reports dated November 22, 2013, with respect to the consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2013, and the effectiveness of internal control over financial reporting as of September 30, 2013, which reports appear in the annual report on Form 10-K for the fiscal year ended September 30, 2013, of Sirona Dental Systems, Inc.

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 22, 2013

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey T. Slovin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sirona Dental Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 22, 2013

/s/ Jeffrey T. Slovin

Name: Jeffrey T. Slovin
Title: President and Chief
Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

**CERTIFICATION PURSUANT TO RULE 13a-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002**

I, Ulrich Michel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sirona Dental Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 22, 2013

/s/ Ulrich Michel

Name: Ulrich Michel
Title: Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sirona Dental Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey T. Slovin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 22, 2013

/s/ Jeffrey T. Slovin
Name: Jeffrey T. Slovin
Title: President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sirona Dental Systems, Inc. and will be retained by Sirona Dental Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sirona Dental Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ulrich Michel, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 22, 2013

/s/ Ulrich Michel

Name: Ulrich Michel
Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sirona Dental Systems, Inc. and will be retained by Sirona Dental Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

sirona.


sirona.

Left to right:
WILLIAM K. HOOD[1,2,*] Director, Former President and CEO, Hunt-Wesson Foods; ARTHUR D. KOWALOFF[1,2,3,*] Director, Former Managing Director, BNY Capital Markets, Former Senior Partner, Willkie Farr & Gallagher; TIMOTHY P. SULLIVAN[2,3] Director & Chairman Compensation Comm., Managing Director, Madison Dearborn Partners, LLC; DR. THOMAS JETTER[2] Chairman, Former Partner, Permira GmbH; JEFFREY T. SLOVIN President & Chief Executive Officer; DAVID K. BEECKEN[1] Director & Chairman Audit Comm., Partner, Beecken Petty O'Keefe & Company; and HARRY M. JANSEN KRAEMER, JR.[3,*] Director & Chairman Nominating and Corporate Governance Comm., Executive Partner, Madison Dearborn Partners, LLC, Former Chairman, President & CEO, Baxter International.

EXECUTIVE OFFICERS

JEFFREY T. SLOVIN
President & Chief Executive Officer

ULRICH MICHEL
Executive Vice President &
Chief Financial Officer

WALTER PETERSOHN
Executive Vice President, Sales

RAINER BERTHAN
Executive Vice President

JONATHAN I. FRIEDMAN
General Counsel and Secretary

CORPORATE INFORMATION

INVESTOR RELATIONS

For additional information about the Company, copies of this report, or any other financial information, contact:

Joshua Zable
Vice President, Investor Relations
Sirona Dental Systems, Inc.
30-30 47th Avenue
Suite 500
Long Island City, NY 11101, U.S.A.
Phone: +1 718 482 2184
Email: Joshua.Zable@sirona.com

TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038, U.S.A.
Phone: +1 800 937 5449

AUDITORS

KPMG AG Wirtschaftsprüfungsgesellschaft
The Squaire, Am Flughafen, 60549,
Frankfurt am Main, Germany
Phone: +49 69 9587-0

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting will be held at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, IL, 60654 on February 19, 2014 at 11:00 a.m.

1 Audit Committee Member
2 Compensation Committee Member
3 Nominating and Corporate Governance Committee Member
* Financial Expert

sirona

The Dental Company

SIRONA DENTAL SYSTEMS, INC.
30-30 47th Avenue
Suite 500
Long Island City, NY 11101
U.S.A.